UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

HALF-YEAR FINANCIAL

REPORT AT

JUNE 30, 2016

CONTENTS

INTERIM MANAGEMENT REPORT AT JUNE 30, 2016
The Telecom Italia Group	3
Highlights – Half-Year 2016	5
Consolidated Operating Performance	8
Financial and Operating Highlights – The Business Units of the Telecom Italia Group	14
Discontinued operations/Non-current assets held for sale	23
Consolidated Financial Position and Cash Flows Performance	24
Consolidated Financial Statements – Telecom Italia Group	32
Events Subsequent to June 30, 2016	40
Business Outlook for the Year 2016	40
Main risks and uncertainties	42
Main changes in the regulatory framework	45
Corporate Boards at June 30, 2016	48
Macro-Organization Chart at June 30, 2016	50
Information for Investors	51
Related Party Transactions	53
Alternative Performance Measures	54
Sustainability section	56
Digitization, connectivity and social innovation	56
Research and development	57
Environmental protection	60
Digital culture	61
Telecom Italia people	62
The commitment of Fondazione TIM	71
TELECOM ITALIA GROUP HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2016	74
Contents	75
Consolidated Statements of Financial Position	76
Separate Consolidated Income Statements	78
Consolidated Statements of Comprehensive Income	79
Consolidated Statements of Changes in Equity	80
Consolidated Statements of Cash Flows	81
Notes to the Consolidated Financial Statements	83
Certification of the half-year condensed consolidated financial statements at June 30, 2016 pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with amendments and additions	169
Auditors’ Review Report on Consolidated Condensed Interim Financial Statements	170
USEFUL INFORMATION	170

This document has been translated into English solely for the convenience of the readers. In the event of discrepancy, the Italian language prevails.

THE TELECOM ITALIA GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • Wholesale • Other (INWIT S.p.A. and support structures)

Olivetti, which is now part of the Business segment of Core Domestic, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators.

INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • Intelig Telecomunicações Ltda • Tim Celular S.A.

Interim Management Report at June 30, 2016	The Telecom Italia Group	3

BOARD OF DIRECTORS

Chairman	Giuseppe Recchi

Deputy Chairman	Arnaud Roy de Puyfontaine

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo

Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

Interim Management Report at June 30, 2016	Board of Directors and Board of Statutory Auditors of Telecom Italia S.p.A.	4

HIGHLIGHTS – HALF-YEAR 2016

The second quarter of 2016 saw the revision and acceleration of the Cost Recovery Plan, relating to the Domestic Business Unit, and already envisaged in the 2016–2018 Strategic Plan, aimed at improving efficiency and business performance and providing the Company greater operating and financial flexibility. This plan is based on a significant change in approach to controlling costs, simplifying and transforming all the processes and production sectors, and optimizing sourcing policies, through continuously monitored programs and action plans. Specifically, the efficiency savings, totaling 1.6 billion euros in the three-year period, will be achieved in terms of operating costs, by:

•	optimizing purchasing and advertising costs, while maintaining the same level of purchasing performance, quality, presence and visibility in the media;

•	increasing productivity and simplifying the network and IT platforms;

•	simplifying the organization and the processes through digitization and by encouraging the use of automation tools, with the reassignment of personnel to insource activities that have been outsourced;

•	containing energy, support and lease expenditure, by optimizing spaces and implementing a zero based budget approach;

•	reducing labor costs, also by reviewing rewarding policies.

The efficiency savings on capital expenditure, while maintaining the levels of Ultra BroadBand coverage and the quality of the service, will be achieved by simplifying the network architectures to optimize the expenditure through targeted allocation based on return on investment.

The effects of this plan were already seen in the second quarter of 2016, and will strengthen in the second half of 2016, to then continue over the entire duration of the 2016–2018 Plan.

On July 25, 2016 the Tim Brasil group announced that it had updated its 2016-2018 Industrial Plan, which has set an efficiency savings target, expressed in terms of the reduction in cash costs by 2018 compared to 2015, of 1.5 billion reais (of which 0.6 billion reais of lower operating expenses and 0.9 billion reais of lower capital expenditures), an improvement of 1.6 billion reais compared to the old plan. An overall reduction of the cash costs is envisaged within the three-year plan period, which differs from the previous plan and amounts to 4.5 billion reais (of which 3.4 billion reais of lower operating expenses and 1.1 billion reais of lower capital expenditures). The main efficiency improvement actions will involve organizational adaptation, improving E2E processes and systems, and digitizing a number of commercial processes. In terms of the offering, the focus will continue on the Mobile segment, supported by innovative and differentiated offerings, and by the enhancement of mobile broadband coverage.

In the first half of 2016 and 2015, the Telecom Italia Group recognized non-recurring operating expenses connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

The impacts of the following non-recurring income/expenses on the main lines of result are detailed below.

Interim Management Report at June 30, 2016	Highlights – Half-Year 2016	5

(millions of euros)	1st half 2016	1st half 2015
Employee benefits expenses
Expenses related to restructuring and rationalization	(75)	(30)

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(16)	(369)

Impact on EBITDA	(91)	(399)

Gain from Brazil Towers disposal	9	277

Impact on EBIT	(82)	(122)

Lastly, you are reminded that on March 8, 2016 the sale was completed of the controlling interest still held in the Sofora – Telecom Argentina Group, classified under Discontinued Operations.

FINANCIAL HIGHLIGHTS

In terms of equity and income, for the first half of 2016:

•	Consolidated revenues amounted to 9.1 billion euros, down by 9.9% on the first half of 2015 (-4.9% in organic terms).

•	EBITDA amounted to 3.7 billion euros, up by 2.4% on the first half of 2015 (+7.0% in organic terms). The organic EBITDA margin stood at 41.0%, 4.6 percentage points higher than the corresponding period of the previous year. EBITDA in the first half of 2016 was pulled lower by a total of 91 million euros in non-recurring expenses (399 million euros in the first half of 2015), without which the organic change in EBITDA would have been -1.7%, with an EBITDA margin of 42.0%, up 1.4 percentage points compared to the first half of 2015.

EBITDA amounted to 2 billion euros in the second quarter of 2016, up 25.4% on the second quarter of 2015 and 17.6% on the first quarter of 2016.

•	Operating profit (EBIT) came to 1.7 billion euros, down 5.6% compared to the first half of 2015 (+0.7% in organic terms), pulled down by non-recurring net expenses of 82 million euros (122 million euros in the first half of 2015), without which the organic change in EBIT would have been -1.6%, with an EBIT margin of 19.4%, up 0.6 percentage points on the first half of 2015.

•	The profit for the period attributable to Owners of the Parent amounted to 1 billion euros (33 million euros in the first half of 2015).

•	Capital expenditures in the first half of 2016 amounted to 1,983 million euros (2,146 million euros in the first half of 2015). The efficiency program for capital expenditures, which will significantly improve the effectiveness of the capital expenditures for maintaining the levels of UBB coverage and the quality of the service, was launched in the second quarter. In domestic market, the capital expenditure program for developing next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach 51% of the population, while the 4G (LTE) network now covers 94% of the population.

•	Adjusted net financial debt amounted to 27,514 million euros at June 30, 2016, up 236 million euros compared to December 31, 2015 (27,278 million euros). In the first half of 2016, the benefits from the completion of the sale of the Sofora – Telecom Argentina group with the receipt of the sale proceeds and the consequent deconsolidation of the relative net financial debt, together with the cash inflow from business operations, only partially offset the cash requirements arising from financial operations, the payment of dividends and the effect of several disputes, the payment of regulatory penalties, the real estate project and the renegotiation of lease contracts. The level of debt was also negatively affected by the exchange rate fluctuation of the Brazilian real.

Interim Management Report at June 30, 2016	Highlights – Half-Year 2016	6

Financial highlights (*)

		2nd Quarter 2016	2nd Quarter 2015	1st Half 2016 (a)	1st Half 2015 (b)	% Change
(millions of euros)						Reported (a/b)		Organic
Revenues		4,656	5,047	9,096	10,101	(9.9)		(4.9)

EBITDA	(1)	2,014	1,606	3,726	3,639	2.4		7.0

EBITDA Margin		43.3%	31.8%	41.0%	36.0%	5.0	pp

Organic EBITDA Margin		43.3%	31.9%	41.0%	36.4%	4.6	pp

EBIT	(1)	983	807	1,687	1,788	(5.6)		0.7

EBIT Margin		21.1%	16.0%	18.5%	17.7%	0.8	pp

Organic EBIT Margin		21.1%	15.1%	18.5%	17.5%	1.0	pp

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	161	47	330	(85.8)

Profit (loss) for the period attributable to owners of the Parent		585	(49)	1,018	33	—

Capital expenditures (CAPEX)		1,039	1,182	1,983	2,146	(7.6)

				6/30/2016	12/31/2015	Change Amount
Adjusted net financial debt	(1)			27,514	27,278	236

(*)	Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which did not have any impact either in terms of net financial position nor on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015 and for the six-month period ended June 30, 2015, have been therefore revised, with no material impact.
(1)	Details are provided under “Alternative Performance Measures”.

Interim Management Report at June 30, 2016	Highlights – Half-Year 2016	7

CONSOLIDATED OPERATING PERFORMANCE

REVENUES

Revenues amounted to 9,096 million euros in the first half of 2016, down 9.9% from 10,101 million euros in the first half of 2015. The decrease of 1,005 million euros was mainly attributable to the Brazil Business Unit (833 million euros) and the Domestic Business Unit (128 million euros).

In terms of organic change, consolidated revenues fell by 4.9% (-472 million euros), and were calculated as follows:

	1st Half	1st Half	Change
(millions of euros)	2016	2015	amount	%
REPORTED REVENUES	9,096	10,101	(1,005)	(9.9)

Foreign currency financial statements translation effect		(533)	533

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	9,096	9,568	(472)	(4.9)

Exchange rate fluctuations (1) were attributable to the Brazil Business Unit. No changes arose in the scope of consolidation (2).

The breakdown of revenues by operating segment is the following:

	1st Half 2016		1st Half 2015		Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic (*)	7,247	79.7	7,375	73.0	(128)	(1.7)	(1.7)
Core Domestic (**)	6,736	74.1	6,893	68.2	(157)	(2.3)	(2.3)

International Wholesale	649	7.1	635	6.3	14	2.2	2.2

Brazil	1,858	20.4	2,691	26.6	(833)	(31.0)	(13.9)

Other Operations	9	0.1	57	0.6	(48)

Adjustments and eliminations	(18)	(0.2)	(22)	(0.2)	4

Consolidated Total	9,096	100.0	10,101	100.0	(1,005)	(9.9)	(4.9)

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the revenues of the Domestic Business Unit for the first half of 2016 would have totaled 7,210 million euros.
(**)	From January 1, 2016, this also includes the company Olivetti. Figures for the period under comparison have been changed accordingly.

EBITDA

EBITDA totaled 3,726 million euros (3,639 million euros in the first half of 2015), up 87 million euros compared to the first half of 2015; the EBITDA margin was 41.0% (36.0% in the first half of 2015, +5.0 percentage points).

Organic EBITDA was up 243 million euros (+7.0%) compared to the first half of 2015; the organic EBITDA margin was up 4.6 percentage points, from 36.4% in the first half of 2015 to 41.0% in the first half of 2016.

EBITDA in the first half of 2016 reflected the negative impact of non-recurring expenses totaling 91 million euros (399 million euros in the first half of 2015). Without these expenses the organic change in EBITDA would have been -1.7%, with an EBITDA margin of 42.0%, up 1.4 percentage points on the first half of 2015. For further details, see the Note “Significant non-recurring events and transactions” in the Half-Year Condensed Consolidated Financial Statements at June 30, 2016 of the Telecom Italia Group.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.11572 for the US dollar in the first half of 2016 and 1.11609 in the first half of 2015. For the Brazilian real, the average exchange rates used were 4.13001 in the first half of 2016 and 3.31144 in the first half of 2015. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report at June 30, 2016	Consolidated Operating Performance	8

EBITDA for the second quarter of 2016 amounted to 2,014 million euros, up 408 million euros (+25.4%) on the same period of the previous year (1,606 million euros). In organic terms and without non-recurring expenses, the increase would have been 79 million euros, up 4% compared to the second quarter of 2015.

The positive performance of EBITDA, both in terms of amount and EBITDA margin, benefited from the start of the actions of the cost recovery plan, already announced in recent months, which will be strengthened during the second half of 2016 and then continued over the entire life of the Plan. In addition, during the second quarter of 2016, EBITDA benefited from several non-structural events, relating in particular to the labor costs, detailed below.

Organic EBITDA is calculated as follows:

	1st Half	1st Half	Change
(millions of euros)	2016	2015	amount	%
REPORTED EBITDA	3,726	3,639	87	2.4

Foreign currency financial statements translation effect		(156)	156

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	3,726	3,483	243	7.0

of which non-recurring income/(expenses)	(91)	(399)	308

ORGANIC EBITDA excluding non-recurring component	3,817	3,882	(65)	(1.7)

Exchange rate fluctuations were attributable to the Brazil Business Unit.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

	1st Half 2016		1st Half 2015		Change
(millions of euros)		% of total		% of total	amount	%		% organic
Domestic (*)	3,184	85.5	2,846	78.2	338	11.9		11.9
EBITDA Margin	43.9		38.6			5.3	pp	5.3	pp

Brazil	556	14.9	790	21.7	(234)	(29.6)		(12.3)
EBITDA Margin	29.9		29.4			0.5	pp	0.5	pp

Other Operations	(11)	(0.3)	2	0.1	(13)

Adjustments and eliminations	(3)	(0.1)	1	—	(4)

Consolidated Total	3,726	100.0	3,639	100.0	87	2.4		7.0

EBITDA Margin	41.0		36.0			5.0	pp	4.6	pp

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change the EBITDA of the Domestic Business Unit for the first half of 2016 would have totaled 3,164 million euros.

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (3,783 million euros; 4,372 million euros in the first half of 2015).

	1st Half	1st Half
(millions of euros)	2016	2015	Change
Purchases of goods	752	994	(242)

Revenues due to other TLC operators and interconnection costs	978	1,077	(99)

Commercial and advertising costs	586	711	(125)

Power, maintenance and outsourced services	591	648	(57)

Rent and leases	339	365	(26)

Other service expenses	537	577	(40)

Total acquisition of goods and services	3,783	4,372	(589)

EBITDA Margin	41.6	43.3	(1.7	)pp

Interim Management Report at June 30, 2016	Consolidated Operating Performance	9

•	Employee benefits expenses (1,551 million euros; 1,705 million euros in the first half of 2015): employee benefits expenses decreased by 154 million euros on the first half of 2015.

(millions of euros)	1st half 2016	1st half 2015	Change
Employee benefits expenses - Italy	1,377	1,498	(121)

Ordinary employee expenses and costs	1,310	1,468	(158)

Restructuring and other expenses	67	30	37

Employee benefits expenses – Outside Italy	174	207	(33)

Ordinary employee expenses and costs	166	207	(41)

Restructuring and other expenses	8	—	8

Total employee benefits expenses	1,551	1,705	(154)

EBITDA Margin	17.1	16.9	0.2

The main factors that drove this change were:

•	a decrease of 158 million euros in the Italian component of ordinary employee expenses. The average salaried workforce decreased by 1,253 average employees (with 1,004 average employees related to the application of “Solidarity Contracts”). In addition, the second quarter of 2016 benefited from several non-structural events connected in particular to the reversal of the provision, made in the 2015 financial statements for 66 million euros, following the failure to achieve the conditions for payment of the Results Bonus to employees. The amount reversed for the Parent was 58 million euros;

•	the recognition of non-recurring expenses (provisions to Employee benefits and other costs) from domestic companies totaling 67 million euros. In particular, the Parent recognized expenses of around 40 million euros essentially relating to the acceptance of the expression of interest by management personnel for the application of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero” law (former agreement of June 19, 2015) and the commencement of a managerial restructuring plan linked to the revision of the company organizational structures underway. In addition, Telecom Italia Information Technology and Olivetti made a provision totaling 27 million euros for the application of Article 4 of the “Fornero law” for non-management personnel. You are reminded that in 2015 non-recurring expenses were recognized for a total of 30 million euros, related to the application of Article 4 “Fornero law” for management personnel and the corporate restructuring of Olivetti;

•	a decrease of 33 million euros in the component outside Italy of employee benefits expenses, including a negative currency effect of 38 million euros. Excluding this impact, the increase of 5 million euros was essentially related to the recognition of non-recurring expenses of 8 million euros for the implementation of the corporate restructuring plan initiated by the Brazil Business Unit, which was offset by the effects of the decrease in the average salaried workforce (-383 average employees).

•	Other income (107 million euros; 131 million euros in the first half of 2015).

(millions of euros)	1st half 2016	1st half 2015	Change
Late payment fees charged for telephone services	27	31	(4)

Recovery of employee benefit expenses, purchases and services rendered	18	15	3

Capital and operating grants	8	14	(6)

Damage compensation, penalties and sundry recoveries	10	14	(4)

Other income	44	57	(13)

Total	107	131	(24)

Interim Management Report at June 30, 2016	Consolidated Operating Performance	10

•	Other operating expenses (501 million euros; 888 million euros in the first half of 2015): these expenses fell by 387 million euros compared to the first half of 2015, when the figure included non-recurring expenses of 369 million euros.

(millions of euros)	1st Half 2016	1st Half 2015	Change
Write-downs and expenses in connection with credit management	161	160	1

Provision charges	70	404	(334)

TLC operating fees and charges	168	198	(30)

Indirect duties and taxes	50	56	(6)

Penalties, settlement compensation and administrative fines	22	43	(21)

Association dues and fees, donations, scholarships and traineeships	8	9	(1)

Sundry expenses	22	18	4

Total	501	888	(387)

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Half 2016	1st Half 2015	Change
Amortization of intangible assets with a finite useful life	843	930	(87)

Depreciation of tangible assets – owned and leased	1,204	1,200	4

Total	2,047	2,130	(83)

Gains/(losses) on disposals of non-current assets

In the first half of 2016 this item stood at 13 million euros, mainly attributable to the non-recurring gain realized by the Brazil Business Unit of 37 million reais (approximately 9 million euros) following the conclusion of the sale of the fourth tranche of telecommunications towers to American Tower do Brasil.

In the first half of 2015 this item stood at 279 million euros and mainly consisted of the non-recurring gain realized of 918 million reais (approximately 277 million euros), from the sale of the first tranche of telecommunications towers to American Tower do Brasil.

Impairment reversals (losses) on non-current assets

Impairment reversals (losses) on non-current assets amounted to 5 million euros in the first half of 2016 (zero in the first half of 2015) and related to non-current tangible assets.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment.

At June 30, 2016, Telecom Italia’s market capitalization was less than the value of its equity. Accordingly, the Group carried out an impairment test for the Core Domestic Cash Generating Unit. This process did not identify any impairment, as the recoverable amount of the CGU estimated was higher than its carrying amount.

With regard to the other Cash Generating Units, at June 30, 2016 no events were identified that could result in significant changes with respect to the recoverable amount determined for the annual financial statements at December 31, 2015, and it was therefore not considered necessary to conduct a new impairment test. The amounts of Goodwill assigned to the individual Cash Generating Units with therefore confirmed.

Interim Management Report at June 30, 2016	Consolidated Operating Performance	11

EBIT

EBIT totaled 1,687 million euros (1,788 million euros in the first half of 2015), decreasing by 101 million euros (-5.6%) compared to the first half of 2015; the EBIT margin was 18.5% (17.7% in the first half of 2015, +0.8 percentage points).

Organic EBIT was up 12 million euros (+0.7%), with an organic EBIT margin of 18.5% (17.5% in the first half of 2015).

EBIT in the first half of 2016 reflected the negative impact of non-recurring net expenses totaling 82 million euros (122 million euros in the first half of 2015. Without those non-recurring net expenses the organic change in EBIT would have been -1.6%, with an EBIT margin of 19.4%, up 0.6 percentage points on the first half of 2015. For further details, see the Note “Significant non-recurring events and transactions” in the Half-Year Condensed Consolidated Financial Statements at June 30, 2016 of the Telecom Italia Group.

Organic EBIT is calculated as follows:

	1st Half	1st Half	Change
(millions of euros)	2016	2015	amount	%
REPORTED EBIT	1,687	1,788	(101)	(5.6)

Foreign currency financial statements translation effect		(113)	113

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,687	1,675	12	0.7

of which non-recurring income/(expenses)	(82)	(122)	40

ORGANIC EBIT excluding non-recurring component	1,769	1,797	(28)	(1.6)

Exchange rate fluctuations were attributable to the Brazil Business Unit.

Finance income (expenses), net

Finance income (expenses) showed a decrease in net expenses of 1,337 million euros, moving from 1,482 million euros for the first half of 2015 to 145 million euros for the first half of 2016. The figure for the first half of 2016 reflected the:

•	positive impact of 620 million euros (negative impact of 360 million euros in the first half of 2015) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”);

•	effects of the changes in several non-monetary items – of a valuation and accounting nature, linked in particular to derivatives;

•	positive impact of the bond buybacks carried out in the previous year, which had generated a negative effect of 275 million euros in the first half of 2015, resulting from the buyback price net of the benefits from the consequent termination of several hedging derivatives associated with the securities bought back.

Income tax expense

Income tax expense amounted to 489 million euros, up 294 million euros on the first half of 2015 (195 million euros), largely due to the higher tax base of the Parent Telecom Italia, partially offset by the lower tax base of the Brazil Business Unit.

Interim Management Report at June 30, 2016	Consolidated Operating Performance	12

PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the first half of 2016 this item was positive by 47 million euros (330 million euros in the first half of 2015), consisting of the positive contribution (59 million euros) to consolidated earnings from the Sofora – Telecom Argentina group for the period January 1 to March 8, the negative impact from the sale of the equity interest and relative income tax expense totaling 12 million euros.

More details are provided in the section “Discontinued operations/Non-current assets held for sale” of this Interim Management Report and in the Note “Discontinued operations/Non-current assets held for sale” in the Half-Year Condensed Consolidated Financial Statements at June 30, 2016 of the Telecom Italia Group.

PROFIT (LOSS) FOR THE PERIOD

This item was broken down as follows:

	1st Half	1st Half
(millions of euros)	2016	2015
Profit (loss) for the period	1,105	445

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,021	(15)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(3)	48

Profit (loss) for the period attributable to owners of the Parent	1,018	33

Non-controlling interests:
Profit (loss) from continuing operations	37	130

Profit (loss) from Discontinued operations/Non-current assets held for sale	50	282

Profit (loss) for the period attributable to non-controlling interests	87	412

The profit attributable to Owners of the Parent for the first half of 2016 amounted to 1,018 million euros (33 million euros in the first half of 2015), benefiting, in addition to the performance of the margins, from the items described above, of a merely valuation and accounting nature that do not entail any financial settlement, and in particular the fair value measurement of the embedded option included in the three-year mandatory convertible bond issued at the end of 2013. Without those items, profit for the first half of 2016 attributable to Owners of the Parent would have totaled approximately 650 million euros, in line with the same period of 2015 restated on a like-for-like basis.

Interim Management Report at June 30, 2016	Consolidated Operating Performance	13

FINANCIAL AND OPERATING HIGHLIGHTS – THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

DOMESTIC

			Change
(millions of euros)	1st Half 2016	1st Half 2015	amount	%		% organic
Revenues	7,247	7,375	(128)	(1.7)		(1.7)

EBITDA	3,184	2,846	338	11.9		11.9

EBITDA Margin	43.9	38.6		5.3	pp	5.3	pp

EBIT	1,581	1,222	359	29.4		29.4

EBIT Margin	21.8	16.6		5.2	pp	5.2	pp

Headcount at period end (number)	52,622	(1)52,644	(22)

(1)	Headcount at December 31, 2015.

Fixed

	6/30/2016	12/31/2015	6/30/2015
Physical accesses at period end (thousands)(1)	19,074	19,209	19,455

of which Retail physical accesses at period end (thousands)	11,468	11,742	12,080

Broadband accesses at period end (thousands) (2)	8,992	8,890	8,821

of which Retail broadband accesses at period end (thousands)	7,088	7,023	6,971

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection) (3)	115.6	115.6	115.4

access and carrier network in optical fiber (millions of km - fiber)	11.7	10.4	9.0

Total traffic:
Minutes of traffic on fixed-line network (billions):	35.9	76.9	40.3

Domestic traffic	29.0	62.5	33.0

International traffic	6.9	14.4	7.3

Broadband traffic (PBytes) (4)	2,690	4,126	1,927

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3)	The figure refers to December 31, 2015.
(4)	DownStream and UpStream traffic volumes

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	14

Mobile

	6/30/2016	12/31/2015	6/30/2015
Lines at period end (thousands)	29,742	30,007	30,075

Change in lines (%)	(0.9)	(1.1)	(0.9)

Churn rate (%) (1)	10.9	23.4	11.9

Total traffic:
Outgoing retail traffic (billions of minutes)	22.2	43.6	21.8

Incoming and outgoing retail traffic (billions of minutes)	34.3	66.1	32.8

Browsing Traffic (PBytes) (2)	119.2	182.6	81.2

Average monthly revenues per line (in euros) (3)	11.8	12.1	11.6

(1)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(2)	National traffic excluding roaming.
(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the 2016–2018 Industrial Plan is the development of quadruple Play convergent services through the offer of a rich range of diversified video content, to be realized both in partnership with key content providers and through Tim Vision, the Group’s own platform of services. Within this framework, Persidera plays an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera will come from the development of strategic partnerships between Telecom Italia and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2016–2018 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultra-broadband services in the Consumer segment.

Following the change in scope, the table below shows the performance of the Domestic Business Unit in the first half of 2016, reported on a like-for-like basis with the previous year, thus excluding the contribution of the Media Business Unit:

			Change
(millions of euros)	1st Half 2016	1st Half 2015	amount	%		% organic
Revenues	7,210	7,375	(165)	(2.2)		(2.2)

EBITDA	3,164	2,846	318	11.2		11.2

EBITDA Margin	43.9	38.6		5.3	pp	5.3	pp

EBIT	1,571	1,222	349	28.6		28.6

EBIT Margin	21.8	16.6		5.2	pp	5.2	pp

Headcount at period end (number)	52,559	(1)52,644	(85)	(0.2)

(1)	Headcount at December 31, 2015.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	15

Revenues

Revenues for the first half of 2016 amounted to 7,247 million euros, a decrease of 128 million euros compared to the first half of 2015 (-1.7%), but with an improvement on the first part of the year (-1.2% in the second quarter and -2.3% in the first quarter). Compared to the same period of 2015, revenues from services showed essentially the same trend as total revenues (-120 million euros, -1.7%; -1.1% in the second quarter and -2.4% in the first quarter), also showing a recovery driven in particular by the structural improvement in Mobile revenues.

In particular:

•	revenues from services in the Mobile business came to 2,176 million euros, an increase of 14 million euros compared to the previous year (+0.6%); the trend confirms the continuous improvement seen in previous quarters (+0.7% in the second quarter, +0.6% in the first quarter, and +0.1% in the fourth quarter of 2015), thanks to improvement in competition conditions.

•	revenues from Fixed-line services for the first half of 2016 amounted to 4,971 million euros, down by 238 million euros compared to the first half of 2015 (-4.6%); the decline was driven entirely by the fall in revenues from voice services (-279 million euros due to the loss of traditional accesses), but with a slow down compared to the previous periods. The decrease was partially offset by the continued increase in the Broadband and Ultra-broadband customer base, which is driving growth in innovative connectivity services (+59 million euros, +5.2%). Fixed-line performance was also affected by lower prices on wholesale services; net of the price impact (equal to 35 million euros), revenues from services would have dropped by 3.9% on the first half of 2015.

Revenues from product sales, including the change in work in progress, amounted to 426 million euros in the first half of 2016, essentially stable compared to the first half of 2015 (-8 million euros). Also of note was the significant growth in revenues from smartphone sales (+46 million euros, driven entirely by the sale of LTE devices, +69 million euros) supporting the growth of digital services (Internet connectivity and entertainment services).

EBITDA

EBITDA for the Domestic Business Unit totaled 3,184 million euros in the first half of 2016, increasing by 338 million euros compared to the first half of 2015 (+11.9%), with an EBITDA margin of 43.9% (+5.3 percentage points compared to the same period of the previous year). The first half 2016 figure reflected the negative impact of non-recurring net expenses – as already described in the Highlights section of this Report – totaling 83 million euros, of which:

•	67 million euros for employee benefits expenses (24 million euros for the first half of 2015),

•	16 million euros for expenses related to disputes and regulatory penalties and the associated liabilities, and expenses related to disputes with former employees and liabilities with customers and/or suppliers (369 million euros in the first half of 2015).

Without these expenses the organic change in EBITDA would have been +0.9%, with an EBITDA margin of 45.1%, up 1.2 percentage points on the first quarter of 2015, representing a positive reversal of the trend with respect to the first quarter (+6.9% in the second quarter of 2016 compared to the same period of 2015, against -5.2% in the first quarter of 2016 compared to the same period of 2015).

Organic EBITDA is calculated as follows:

			Change
(millions of euros)	1st Half 2016	1st Half 2015	amount	%
REPORTED EBITDA	3,184	2,846	338	11.9

Foreign currency financial statements translation effect		—	—

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	3,184	2,846	338	11.9

of which non-recurring income/(expenses)	(83)	(393)	310

ORGANIC EBITDA excluding non-recurring component	3,267	3,239	28	0.9

This performance improvement was attributable to the significant reduction in operating expenses, broken down as follows with reference to the main cost items.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	16

(millions of euros)	1st Half 2016	1st Half 2015	Change
Acquisition of goods and services	2,812	2,838	(26)

Employee benefits expenses	1,384	1,494	(110)

Other operating expenses	276	608	(332)

This performance reflected the positive impacts achieved by the already mentioned Cost Recovery Plan, aimed at improving efficiency and providing greater operational and financial flexibility for the business, which was boosted, particularly in the second quarter of 2016. In particular:

•	Acquisition of goods and services recorded a decrease of 26 million euros (-0.9%) compared to the first half of 2015, mainly due to lower costs for advertising (-29 million euros), office space (-44 million euros) and professional and consulting services (-16 million euros), only partially offset by higher costs for handsets and products (+50 million euros), in relation to the higher volumes of products sold and the stronger emphasis on sales campaigns;

•	Employee benefits expenses amounted to 1,384 million euros in the first half of 2016, down 110 million euros, due to the same factors that affected the Employee benefits expenses at Group level, details of which can be found in that section;

•	Other operating expenses, totaling 276 million euros in the first half of 2016, fell by 332 million euros on the same period of 2015, mainly due to lower provisions and non-recurring costs for regulatory disputes and fines. The breakdown of the item is reported in the table below:

(millions of euros)	1st Half 2016	1st Half 2015	Change
Write-downs and expenses in connection with credit management	127	122	5

Provision charges	35	359	(324)

TLC operating fees and charges	24	18	6

Indirect duties and taxes	48	49	(1)

Sundry expenses	42	60	(18)

Total	276	608	(332)

Other income amounted to 98 million euros, down 13 million euros on the first half of 2015.

EBIT

EBIT for the first half of 2016 totaled 1,581 million euros (1,222 million euros in the same period of 2015), increasing 359 million euros (+29.4%); the EBIT margin was 21.8% (16.6% in the first half of 2015). The EBIT performance reflected the positive performance of EBITDA reported above, as well as the reduction in depreciation and amortization, of 26 million euros.

EBIT in the first half of 2016 was pulled lower by a total of 83 million euros in non-recurring expenses, without which the organic change in EBIT would have been +3.0%, with an EBIT margin of 23%.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	17

Organic EBIT is calculated as follows:

			Change
(millions of euros)	1st Half 2016	1st Half 2015	amount	%
REPORTED EBIT	1,581	1,222	359	29.4

Foreign currency financial statements translation effect		—	—

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,581	1,222	359	29.4

of which non-recurring income/(expenses)	(83)	(393)	310

ORGANIC EBIT excluding non-recurring component	1,664	1,615	49	3.0

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G and Persidera;

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets; following the merger of Telecom Italia Digital Solutions in Olivetti, the latter was incorporated into the Business segment as of January 1, 2016;

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services;

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015 the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators;

•	Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, real estate properties and plant engineering; development of the information technology strategy, guidelines and plan;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	18

Key results for the first half of 2016 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first half of 2015.

Core Domestic

			Change
(millions of euros)	1st Half 2016	1st Half 2015	amount	%
Revenues (1)	6,736	6,893	(157)	(2.3)

Consumer	3,572	3,523	49	1.4

Business (2)	2,203	2,380	(177)	(7.4)

Wholesale	866	910	(44)	(4.8)

Other	95	80	15	18.7

EBITDA	3,093	2,759	334	12.1

EBITDA Margin	45.9	40.0		5.9	pp

EBIT	1,540	1,181	359	30.4

EBIT Margin	22.9	17.1		5.8	pp

Headcount at period end (number) (*) (**)	51,876	(3)51,741	135	0.3

(1)	Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, Core Domestic revenues would have totaled 6,700 million euros, compared to 6,893 million euros in the first half of 2015.
(2)	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the period under comparison have been changed accordingly.
(3)	Headcount at December 31, 2015
(*)	Includes employees with temp work contracts: 1 at 6/30/2016 (none at 12/31/2015).
(**)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 51,813 employees.

In detail:

•	Consumer: revenues for the Consumer segment for the first half of 2016 amounted to a total of 3,572 million euros, an increase of 49 million euros compared to the same period of 2015 (+1.4%). This performance continues the recovery that had already began in 2015, driven in particular by the structural improvement in Mobile revenues, due to the steady market share, as well as the stabilization of ARPU levels.

The following is noted in particular:

•	revenues for the Mobile business came to 1,777 million euros, showing significant growth over the first half of 2015 (+121 million euros, +7.3%), and continuing the positive performance seen in previous quarters (+5.8% in the second quarter, +8.9% in the first quarter, and +2.5% in the fourth quarter of 2015). Revenues from services increased by 61 million euros (+4.1% on the first half of 2015), continuing the significant recovery that had already started last year (+3.4% in the second quarter, +4.9% in the first quarter, and +1.5% in the fourth quarter of 2015), attributable to the improvement in competition conditions, with the progressive stabilization of market share and the steady growth in Internet mobile and digital services supporting the ARPU levels;

•	revenues for the Fixed-line business came to 1,772 million euros, down 113 million euros on the first half of 2015 (-6.0%), with a stabilization in the slowdown recorded in the previous quarters (-6.0% in the second quarter, -6.0% in the first quarter). This decline, in line with previous quarters, was again attributable to the loss of voice-only accesses (although this trend has eased off, particularly in the last two quarters) and the greater pressure on ARPU levels, partially offset by the growth in innovative services, thanks to the positive performance of the broadband customer base and the growing penetration of the Fiber offering.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	19

•	Business: revenues for the Business segment amounted to 2,203 million euros, decreasing by 177 million euros compared to the first half of 2015 (-7.4%), of which 104 million euros (-4.9%) were attributable to the services component and 73 million euros (-28.6%) to the products component.

With regard to revenues from services:

•	revenues from Mobile services fell by 39 million euros (-6.7% on the first half of 2015). Specifically, the continuing decline in traditional mobile services (-16.2% in the voice and messaging component compared to the first half of 2015) was driven by the shift of customers towards bundled formulas with a lower overall ARPU level and the migration of Public Administration clients towards the new Consip offer (with lower unit prices), and was only marginally offset by the positive performance of new digital services (+2.6% compared to 2015);

•	revenues from Fixed-line services fell by 66 million euros (-4.2% compared to the first half of 2015); despite the steady growth in revenues from ICT services (+1.8%), particularly on Cloud services, the segment continued to be adversely affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: the Wholesale segment posted revenues of 866 million euros in the first half of 2016, showing a slight decrease compared to the same period of 2015 (-44 million euros, -4.8%), almost entirely attributable to a lowering of regulated prices. Net of the price impact (equal to 35 million euros), the drop would have come to -0.9% compared to the same period of the previous year.

International Wholesale – Telecom Italia Sparkle group

			Change
(millions of euros)	1st Half 2016	1st Half 2015	amount	%		% organic
Revenues	649	635	14	2.2		2.2

of which third party	539	509	30	5.9		5.9

EBITDA	97	93	4	4.3		4.3

EBITDA Margin	14.9	14.6		0.3	pp	0.3	pp

EBIT	41	40	1	2.5		2.5

EBIT Margin	6.3	6.3

Headcount at period end (number)(*)	746	(1)645	101	15.7

(1)	Headcount at December 31, 2015
(*)	Includes employees with temp work contracts: 2 employees at 6/30/2016 (2 employees at 12/31/2015).

Revenues for the first half of 2016 of the Telecom Italia Sparkle group – International Wholesale totaled 649 million euros, up on the first half of 2015 (+14 million euros, +2.2%). The result was shaped by the increase in revenues from Voice services (+8 million euros, +1.9%) and the growth in revenues from IP/Data services including cloud and data center services (+5.3 million euros, +3.6%). All other business lines remained substantially stable.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	20

BRAZIL

	(millions of euros)		(millions of reais)
		1st Half 2015		1st Half 2015	Change
	1st Half 2016	Revised	1st Half 2016	Revised	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	1,858	2,691	7,674	8,912	(1,238)	(13.9)

EBITDA	556	790	2,296	2,617	(321)	(12.3)

EBITDA Margin	29.9	29.4	29.9	29.4		0.5	pp

EBIT	121	574	498	1,902	(1,404)	(73.8)

EBIT Margin	6.5	21.3	6.5	21.3		(14.8	pp)

Headcount at period end (number)			12,087	(1)13,042	(955)	(7.3)

(1)	Headcount at December 31, 2015

	1st Half 2016	1st Half 2015
Lines at period end (thousands) (*)	63,988	(1)66,234

MOU (minutes/month) (**)	118.4	119.5

ARPU (reais)	17.2	16.4

(1)	Number at December 31, 2015
(*)	Estimate. Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for the first half of 2016 amounted to 7,674 million reais and were down 1,238 million reais (-13.9%) year-on-year. Revenues from services totaled 7,189 million reais, a decrease of 547 million reais compared to 7,736 million reais for the first half of 2015 (-7.1%). Mobile Average Revenue Per User (ARPU) was 17.2 reais in the first half of 2016 compared to 16.4 reais in the same period of the previous year (+4.9%).

Revenues from product sales came to 485 million reais (1,176 million reais in the first half of 2015, -58.8%), reflecting a commercial policy less focused on the sale of handsets, in addition to the impact of the Brazilian macroeconomic crisis on household spending.

The Business Unit’s total number of lines at June 30, 2016 was 64 million, representing a decrease of 2.2 million (-3.4%) compared to December 31, 2015; the market share at the end of May 2016 was 25.6% (25.7% at December 31, 2015).

EBITDA

EBITDA amounted to 2,296 million reais, down 321 million reais on the first half of 2015 (-12.3%). The decline in EBITDA was attributable to the fall in revenues, partly offset by the deployment of efficiency measures and the reduction in costs for revenues due to other operators, as well as other costs; employee benefits expenses increased (+3.4%) mainly due to the salary inflation adjustment, in addition to other net non-recurring costs for termination benefits of 34 million reais.

The EBITDA margin stood at 29.9%, 0.5 percentage points higher than in the first half of 2015.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Brazil Business Unit	21

The changes in the main costs are shown below:

	(millions of euros)		(millions of reais)
	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	978	1,514	4,041	5,014	(973)

Employee benefits expenses	161	194	663	641	22

Other operating expenses	224	272	925	902	23

Change in inventories	(8)	(20)	(31)	(64)	33

EBIT

EBIT came to 498 million reais, down 1,404 million reais compared to the first half of 2015. This result reflected the lower contribution from EBITDA, the effect of the higher depreciation and amortization (+217 million reais) and the lower benefit from the sale of telecommunication towers, which in 2015 resulted in a gain of 918 million reais compared to a gain of 37 million reais in the first half of 2016.

Agreement for the sale of telecommunication towers

You are reminded that the agreement is being implemented, which was signed by TIM Celular with American Tower do Brasil on November 21, 2014, for the sale of part of the mobile infrastructure (6,481 telecommunication towers) for a total value of around 3 billion reais. The sales agreement was signed in conjunction with a master lease agreement lasting 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

During the second quarter of 2016, the fourth partial sale of 270 towers was completed at a price of 110 million reais, corresponding to around 27 million euros. The final realized gain, already net of transaction costs, was 37 million reais (around 9 million euros at the average exchange rate at June 30, 2016). The amount of non-current assets reacquired under finance leases came to 74 million reais (around 18 million euros at the average exchange rate at June 30, 2016).

The sales of the first three blocks, for a total of 5,483 towers, were completed in 2015, as described in the Consolidated Financial Statements of the Telecom Italia Group at December 31, 2015.

Interim Management Report at June 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Brazil Business Unit	22

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in the Sofora – Telecom Argentina group.

A summary is provided below of the income statement impacts from the Sofora - Telecom Argentina group and its sale; the figures for 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for the first half of 2015 have been translated at the related average exchange rate (9.83978 pesos per euro).

(millions of euros)			1/1–3/8 2016	1st Half 2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	1,880

EBITDA			133	520

EBITDA Margin			26.4	27.6

Operating profit (loss) (EBIT)			133	520

EBIT Margin			26.4	27.7

Finance income (expenses), net			(42)	(7)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	513

Income tax expense			(32)	(179)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	334

Other minor entries	(b	)		(4)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c=a+b	)	59	330

Income statement effects on the selling entities:
Net gains on disposal			307

Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)

Income tax expense relating to the disposal			(15)

	(d	)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	330

Attributable to:
Owners of the Parent			(3)	48

Non-controlling interests			50	282

For more details, see the Note “Discontinued operations/Non-current assets held for sale” in the Half-Year Condensed Consolidated Financial Statements of the Telecom Italia Group at June 30, 2016.

Interim Management Report at June 30, 2016	Discontinued operations/Non-current assets held for sale	23

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: increased by 183 million euros, from 29,383 million euros at the end of 2015 to 29,566 million euros at June 30, 2016, due to positive changes of 175 million euros in foreign exchange rates applicable to the Group’s Brazilian operations (1) and the recognition of the provisional goodwill, of 8 million euros, resulting from the acquisitions made by INWIT S.p.A. in January 2016. Further details are provided in the Note “Goodwill” in the half-year condensed consolidated financial statements at June 30, 2016 of the Telecom Italia Group.

•	Other intangible assets: increased by 297 million euros, from 6,480 million euros at the end of 2015 to 6,777 million euros at June 30, 2016, representing the balance of the following items:

•	capex (+702 million euros);

•	depreciation charge for the period (-842 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 437 million euros).

•	Tangible assets: increased by 642 million euros, from 14,867 million euros at the end of 2015 to 15,509 million euros at June 30, 2016, representing the balance of the following items:

•	capex (+1,281 million euros);

•	changes in financial leasing contracts (+116 million euros);

•	depreciation charge for the period (-1,204 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 449 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 21,327 million euros (21,249 million euros at December 31, 2015), of which 19,106 million euros attributable to Owners of the Parent (17,554 million euros at December 31, 2015) and 2,221 million euros attributable to non-controlling interests (3,695 million euros at December 31, 2015).

In greater detail, the changes in equity were the following:

(millions of euros)	6/30/2016
At the beginning of the period	21,333

Adjustment for errors	(84)

At the beginning of the period revised	21,249

Total comprehensive income (loss) for the period	1,860

Dividends approved by:	(192)

Telecom Italia S.p.A.	(166)

Other Group companies	(26)

Issue of equity instruments	3

Disposal of the Sofora – Telecom Argentina group	(1,582)

Other changes	(11)

At the end of the period	21,327

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	24

CASH FLOWS

Adjusted net financial debt stood at 27,514 million euros, up 236 million euros compared to December 31, 2015 (27,278 million euros). The change was partly attributable to the deconsolidation of the net financial debt of the Sofora – Telecom Argentina group following the completion of its sale on March 8, 2016.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first half of 2016:

Change in adjusted net financial debt

(millions of euros)	1st Half 2016	1st Half 2015	Change
EBITDA	3,726	3,639	87

Capital expenditures on an accrual basis	(1,983)	(2,146)	163

Change in net operating working capital:	(1,078)	(1,124)	46

Change in inventories	(40)	(54)	14

Change in trade receivables and net amounts due from customers on construction contracts	(130)	(128)	(2)

Change in trade payables (*)	(635)	(912)	277

Other changes in operating receivables/payables	(273)	(30)	(243)

Change in employee benefits	40	19	21

Change in operating provisions and Other changes	(34)	313	(347)

Net operating free cash flow	671	701	(30)

% of Revenues	7.4	6.9	0.5	pp

Sale of investments and other disposals flow	732	1,379	(647)

Share capital increases/reimbursements, including incidental costs	—	186	(186)

Financial investments flow	(9)	(24)	15

Dividends payment	(227)	(204)	(23)

Change in financial leasing contracts	(123)	(984)	861

Finance expenses, income taxes and other net non-operating requirements flow	(1,242)	(1,217)	(25)

Reduction/(Increase) in adjusted net financial debt from continuing operations	(198)	(163)	(35)

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(38)	(178)	140

Reduction/(Increase) in adjusted net financial debt	(236)	(341)	105

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net financial debt during the first half of 2016 has been particularly impacted by the following items:

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	25

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

	1st Half 2016		1st Half 2015		Change
(millions of euros)		% of total		% of total
Domestic (*)	1,575	79.4	1,506	70.2	69

Brazil	408	20.6	637	29.7	(229)

Other Operations	—	—	3	0.1	(3)

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	1,983	100.0	2,146	100.0	(163)

% of Revenues	21.8		21.2		0.6	pp

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the capital expenditure of the Domestic Business Unit for the first half of 2016 would have been 1,572 million euros.

Capital expenditures in the first half of 2016 totaled 1,983 million euros, down 163 million euros (-7.6%) on the first half of 2015. The efficiency program for capital expenditures was launched in the second quarter of 2016, which will significantly improve the effectiveness of the capital expenditures for maintaining the levels of UBB coverage and the quality of the service. In particular:

•	the Domestic Business Unit posted capital expenditures of 1,575 million euros, an increase of 69 million euros compared to the first half of 2015. The increase was driven in particular by much higher innovation expenditure on the development of next-generation networks and services (+184 million euros), which accounted for 49% of all capital expenditure (39% in the same period of 2015).

•	the Brazil Business Unit recorded a decrease of 229 million euros (including a negative currency effect of 127 million euros) compared to the first half of 2015; these capital expenditures were mainly aimed at the development of the industrial infrastructure and at sales support platforms.

Change in net operating working capital

The change in net operating working capital for the first half of 2016 was a decrease of 1,078 million euros (decrease of 1,124 million euros in the first half of 2015). In particular:

•	the change in inventories and the management of trade receivables generated negative impacts of 40 million euros and 130 million euros, respectively;

•	the change in trade payables (-635 million euros) reflected a seasonal peak in payments of bills payable. Capital expenditure and external costs generally peak in the final quarter of the year, however the related cash flows are largely postponed to the following quarter due to the normal payment terms and contractually applicable conditions;

•	the other changes in operating receivables/payables (-273 million euros) include a negative amount of around 144 million euros, for levies on telecommunications operations paid by the Brazil Business Unit – the taxes are normally paid every year by the end of March.

Change in employee benefits, operating provisions and other changes

The change in employee benefits mainly reflected the non-recurring provisions for risk made during the first half of 2016.

Sale of investments and other disposals flow

This was positive by 732 million euros in the first half of 2016 and related to the sale of the Sofora – Telecom Argentina group for 704 million euros (545 million euros representing the price and 159 million euros for the deconsolidation of the related net financial debt), with the remaining amount relating to disposals of assets as part of normal operations.

In the first half of 2015 it was positive by 1,379 million euros and mainly related to the proceeds of 784 million euros, already net of transaction costs, from the placement on the market of 36.33% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), and the proceeds of 1,897 million reais (corresponding to around 585 million euros) realized by the Brazil Business Unit from the sale of the first tranche of telecommunications towers to American Tower do Brasil.

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	26

Share capital increases/reimbursements, including incidental costs

In the first half of 2016 this item amounted to zero.

In the first half of 2015, the item amounted to 186 million euros and related to the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

Financial investments flow

In the first half of 2016 this item amounted to 9 million euros and consisted of around 6 million euros for the payment made by INWIT S.p.A., net of the cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., and around 3 million euros for the subscription of the capital increase in the company Northgate held as a non-controlling interest.

In the first half of 2015, the item amounted to 24 million euros and essentially related to the outlay for the acquisition of 50% of the share capital of the company Alfiere S.p.A., a real estate company that owns several buildings in the EUR district of Rome.

Change in financial leasing contracts

This item, amounting to 123 million euros, essentially represents the higher value of tangible assets under financial lease, which is partly a reflection of the associated higher financial payables, posted mainly as a result of contractual renegotiations by Telecom Italia S.p.A. in the first half of 2016 within the real estate transformation project and the renegotiation of the car rental agreements.

In the first half of 2015 this item amounted to 984 million euros and consisted of 676 million euros for Telecom Italia S.p.A. and 977 million reais (around 301 million euros) for the Tim Brasil group from part of the telecommunications towers sold and subsequently reacquired under finance lease. Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Half-Year Condensed Consolidated Financial Statements at June 30, 2016 of the Telecom Italia Group.

Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to 1,242 millions euros and mainly included the payment, during the first half of 2016, of net finance expenses and income taxes, as well as the change in non-operating receivables and payables.

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale

The item shows cash flow absorbed by the Sofora – Telecom Argentina group, equal to 38 million euros, before the disposal of the investment and the consequent deconsolidation of the relative net financial debt as of March 8, 2016. In the first half of 2015, this item amounted to a negative 178 million euros.

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	27

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	6/30/2016 (a)	12/31/2015 (b)	Change (a-b)
Non-current financial liabilities
Bonds	20,692	19,883	809

Amounts due to banks, other financial payables and liabilities	7,944	8,364	(420)

Finance lease liabilities	2,391	2,271	120

	31,027	30,518	509

Current financial liabilities (*)
Bonds	2,246	3,681	(1,435)

Amounts due to banks, other financial payables and liabilities	1,796	2,390	(594)

Finance lease liabilities	167	153	14

	4,209	6,224	(2,015)

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total Gross financial debt	35,236	37,090	(1,854)

Non-current financial assets
Securities other than investments	(1)	(3)	2

Financial receivables and other non-current financial assets	(3,128)	(2,986)	(142)

	(3,129)	(2,989)	(140)

Current financial assets
Securities other than investments	(1,083)	(1,488)	405

Financial receivables and other current financial assets	(247)	(352)	105

Cash and cash equivalents	(2,707)	(3,559)	852

	(4,037)	(5,399)	1,362

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(7,166)	(8,615)	1,449

Net financial debt carrying amount	28,070	28,475	(405)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(556)	(1,197)	641

Adjusted net financial debt	27,514	27,278	236

Breakdown as follows:
Total adjusted gross financial debt	32,920	34,602	(1,682)

Total adjusted financial assets	(5,406)	(7,324)	1,918

(*) of which current portion of medium/long-term debt:

Bonds	2,246	3,681	(1,435)

Amounts due to banks, other financial payables and liabilities	1,206	1,482	(276)

Finance lease liabilities	167	153	14

The financial risk management policies of the Telecom Italia Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	28

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

Sales of trade receivables to factoring companies completed during the first half of 2016 resulted in a positive effect on net financial debt at June 30, 2016 of 826 million euros (1,106 million euros at December 31, 2015).

Gross financial debt

Bonds

Bonds at June 30, 2016 were recorded for a total of 22,938 million euros (23,564 million euros at December 31, 2015). Their nominal repayment amount was 22,466 million euros, down 481 million euros compared to December 31, 2015 (22,947 million euros).

Changes in bonds over the first half of 2016 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Buybacks
Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at June 30, 2016, the nominal amount was equal to 200 million euros and remained unchanged compared to December 31, 2015.

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	29

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2016:

(billions of euros)	6/30/2016		12/31/2015
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

Telecom Italia also has access to:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2016 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.94 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.1%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Half-Year Condensed Consolidated Financial Statements at June 30, 2016 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 10,790 million euros at June 30, 2016, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 3,790 million euros (5,047 million euros at December 31, 2015), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 2,707 million euros (3,559 million euros at December 31, 2015). The different technical forms used for the investment of liquidity as of June 30, 2016 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	30

•	Current securities other than investments amounted to 1,083 million euros (1,488 million euros at December 31, 2015): these forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 259 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 126 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of 12/3/2012), and 555 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012. In addition, the Brazil Business Unit made an investment for an equivalent value of 138 million euros in a monetary fund that invests almost entirely in instruments in US dollars.

In the second quarter of 2016, the adjusted net financial debt increased by 375 million euros compared to March 31, 2016 (27,139 million euros), due to the payment of dividends, several regulatory disputes and fines, and the performance of the exchange rate for the Brazilian real.

(millions of euros)	6/30/2016	3/31/2016	Change
	(a)	(b)	(a-b)
Net financial debt carrying amount	28,070	28,233	(163)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(556)	(1,094)	538

Adjusted net financial debt	27,514	27,139	375

Breakdown as follows:
Total adjusted gross financial debt	32,920	32,296	624

Total adjusted financial assets	(5,406)	(5,157)	(249)

Interim Management Report at June 30, 2016	Consolidated Financial Position and Cash Flows Performance	31

CONSOLIDATED FINANCIAL STATEMENTS – TELECOM ITALIA GROUP

The Half-Year Financial Report at June 30, 2016 of the Telecom Italia Group has been prepared in compliance with Article 154-ter (Financial Reports) of Italian Legislative Decree no. 58/1998 (Consolidated Law on Finance - TUF) and subsequent amendments and supplements and presented in accordance with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”) as well as with the regulations issued to implement Article 9 of Italian Legislative Decree no. 38/2005.

The Half-year Financial Report includes:

(1)	the Interim Management Report;

(2)	the Half-Year Condensed Consolidated Financial Statements;

(3)	the certification of the Half-Year Condensed Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions.

The accounting policies and consolidation principles adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2016 are the same as those adopted in the annual consolidated financial statements at December 31, 2015 to which the reader is referred, except for the new standards and interpretations adopted by the Group since January 1, 2016, which however did not have any impact on the Group’s consolidated financial statements.

Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which did not have any impact either in terms of net financial position nor on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015 and for the six-month period ended June 30, 2015, have been therefore revised, with no material impact on the figures under comparison.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for the Year 2016” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Half-year financial Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

The following changes in the scope of consolidation occurred during the first half of 2016:

•	Sofora - Telecom Argentina group: classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale) was sold on March 8, 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on January 11, 2016, INWIT S.p.A. purchased 100% of these companies, which therefore entered into the Group’s scope of consolidation.

The following changes in the scope of consolidation occurred during 2015:

•	INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on July 1, 2015, Telecom Italia Digital Solution S.p.A. (now merged into Olivetti S.p.A.) acquired 100% of the company, which consequently entered the Group’s scope of consolidation;

•	TIM Real Estate S.r.l. (Domestic Business Unit): established in November 2015.

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	32

Separate Consolidated Income Statements

(millions of euros)	1st Half 2016 (a)	1st Half 2015 Revised (b)	Change (a-b)
			amount	%
Revenues	9,096	10,101	(1,005)	(9.9)

Other income	107	131	(24)	(18.3)

Total operating revenues and other income	9,203	10,232	(1,029)	(10.1)

Acquisition of goods and services	(3,783)	(4,372)	589	13.5

Employee benefits expenses	(1,551)	(1,705)	154	9.0

Other operating expenses	(501)	(888)	387	43.6

Change in inventories	33	58	(25)	(43.1)

Internally generated assets	325	314	11	3.5

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	3,726	3,639	87	2.4

Depreciation and amortization	(2,047)	(2,130)	83	3.9

Gains/(losses) on disposals of non-current assets	13	279	(266)	(95.3)

Impairment reversals (losses) on non-current assets	(5)	—	(5)	—

Operating profit (loss) (EBIT)	1,687	1,788	(101)	(5.6)

Share of losses (profits) of associates and joint ventures accounted for using the equity method	(2)	—	(2)	—

Other income (expenses) from investments	7	4	3	75.0

Finance income	2,012	1,581	431	27.3

Finance expenses	(2,157)	(3,063)	906	29.6

Profit (loss) before tax from continuing operations	1,547	310	1,237	—

Income tax expense	(489)	(195)	(294)	—

Profit (loss) from continuing operations	1,058	115	943	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	330	(283)	(85.8)

Profit (loss) for the period	1,105	445	660	—

Attributable to:
Owners of the Parent	1,018	33	985	—

Non-controlling interests	87	412	(325)	(78.9)

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	33

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)			1st Half 2016	1st Half 2015 Revised
Profit (loss) for the period	(a	)	1,105	445

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			(118)	56

Income tax effect			32	(15)

	(b	)	(86)	41

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	(86)	41

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			76	(21)

Loss (profit) transferred to the Separate Consolidated Income Statements			(69)	(63)

Income tax effect			(4)	18

	(e	)	3	(66)

Hedging instruments:
Profit (loss) from fair value adjustments			(327)	1,168

Loss (profit) transferred to the Separate Consolidated Income Statements			245	(812)

Income tax effect			(2)	(98)

	(f	)	(84)	258

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			618	(380)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			304	(1)

Income tax effect			—	—

	(g	)	922	(381)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	841	(189)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	755	(148)

Total comprehensive income (loss) for the period	(a+k	)	1,860	297

Attributable to:
Owners of the Parent			1,726	(13)

Non-controlling interests			134	310

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	34

Consolidated Statements of Financial Position

			6/30/2016	12/31/2015 Revised	Change	1/1/2015
(millions of euros)			(a)	(b)	(a-b)	Revised
Assets
Non-current assets
Intangible assets
Goodwill			29,566	29,383	183	29,943

Intangible assets with a finite useful life			6,777	6,480	297	6,827

			36,343	35,863	480	36,770

Tangible assets
Property, plant and equipment owned			13,211	12,659	552	12,544

Assets held under finance leases			2,298	2,208	90	843

			15,509	14,867	642	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			39	41	(2)	36

Other investments			38	45	(7)	43

Non-current financial assets			3,129	2,989	140	2,445

Miscellaneous receivables and other non-current assets			2,048	1,778	270	1,614

Deferred tax assets			735	853	(118)	1,118

			5,989	5,706	283	5,256

Total Non-current assets	(a	)	57,841	56,436	1,405	55,413

Current assets
Inventories			294	254	40	313

Trade and miscellaneous receivables and other current assets			5,683	5,112	571	5,617

Current income tax receivables			69	163	(94)	101

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,330	1,840	(510)	1,611

Cash and cash equivalents			2,707	3,559	(852)	4,812

			4,037	5,399	(1,362)	6,423

Current assets sub-total			10,083	10,928	(845)	12,454

Discontinued operations/Non-current assets held for sale
of a financial nature			—	227	(227)	165

of a non-financial nature			—	3,677	(3,677)	3,564

			—	3,904	(3,904)	3,729

Total Current assets	(b	)	10,083	14,832	(4,749)	16,183

Total Assets	(a+b	)	67,924	71,268	(3,344)	71,596

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	35

			6/30/2016	12/31/2015 Revised	Change	1/1/2015
(millions of euros)			(a)	(b)	(a-b)	Revised
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			19,106	17,554	1,552	18,068

Non-controlling interests			2,221	3,695	(1,474)	3,516

Total Equity	(c	)	21,327	21,249	78	21,584

Non-current liabilities
Non-current financial liabilities			31,027	30,518	509	32,325

Employee benefits			1,580	1,420	160	1,056

Deferred tax liabilities			434	323	111	438

Provisions			569	551	18	720

Miscellaneous payables and other non-current liabilities			1,207	1,110	97	697

Total Non-current liabilities	(d	)	34,817	33,922	895	35,236

Current liabilities
Current financial liabilities			4,209	6,224	(2,015)	4,686

Trade and miscellaneous payables and other current liabilities			7,445	7,882	(437)	8,536

Current income tax payables			126	110	16	36

Current liabilities sub-total			11,780	14,216	(2,436)	13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			—	348	(348)	43

of a non-financial nature			—	1,533	(1,533)	1,475

			—	1,881	(1,881)	1,518

Total Current Liabilities	(e	)	11,780	16,097	(4,317)	14,776

Total Liabilities	(f=d+e	)	46,597	50,019	(3,422)	50,012

Total Equity and Liabilities	(c+f	)	67,924	71,268	(3,344)	71,596

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	36

Consolidated Statements of Cash Flows

(millions of euros)			1st Half 2016	1st Half 2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations			1,058	115

Adjustments for:
Depreciation and amortization			2,047	2,130

Impairment losses (reversals) on non-current assets (including investments)			5	4

Net change in deferred tax assets and liabilities			257	3

Losses (gains) realized on disposals of non-current assets (including investments)			(13)	(279)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			2	—

Change in employee benefits			40	19

Change in inventories			(40)	(54)

Change in trade receivables and net amounts due from customers on construction contracts			(130)	(128)

Change in trade payables			(141)	(564)

Net change in current income tax receivables/payables			95	132

Net change in miscellaneous receivables/payables and other assets/liabilities			(687)	390

Cash flows from (used in) operating activities	(a	)	2,493	1,768

Cash flows from investing activities:
Purchase of intangible assets			(709)	(879)

Purchase of tangible assets			(1,397)	(2,251)

Total purchase of intangible and tangible assets on an accrual basis			(2,106)	(3,130)

Change in amounts due for purchases of intangible and tangible assets			(371)	637

Total purchase of intangible and tangible assets on a cash basis			(2,477)	(2,493)

Acquisition of control in subsidiaries or other businesses, net of cash acquired			(6)	—

Acquisitions/disposals of other investments			(3)	(24)

Change in financial receivables and other financial assets			364	(639)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			492	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			29	595

Cash flows from (used in) investing activities	(b	)	(1,601)	(2,561)

Cash flows from financing activities:
Change in current financial liabilities and other			(262)	696

Proceeds from non-current financial liabilities (including current portion)			2,061	3,325

Repayments of non-current financial liabilities (including current portion)			(3,094)	(3,931)

Share capital proceeds/reimbursements (including subsidiaries)			—	186

Dividends paid			(227)	(204)

Changes in ownership interests in consolidated subsidiaries			—	784

Cash flows from (used in) financing activities	(c	)	(1,522)	856

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	(45)	21

Aggregate cash flows	(e=a+b+c+d	)	(675)	84

Net cash and cash equivalents at beginning of the period	(f	)	3,216	4,910

Net foreign exchange differences on net cash and cash equivalents	(g	)	159	(106)

Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,700	4,888

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	37

Additional Cash Flow Information

(millions of euros)	1st Half 2016	1st Half 2015 Revised
Income taxes (paid) received	(104)	(33)

Interest expense paid	(1,327)	(1,485)

Interest income received	516	573

Dividends received	7	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2016	1st Half 2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand - from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,707	4,752

Bank overdrafts repayable on demand - from continuing operations	(7)	(2)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	138

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	2,700	4,888

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	38

OTHER INFORMATION

Average salaried workforce

(equivalent number)	1st half 2016	1st half 2015	Change
Average salaried workforce – Italy	47,448	48,701	(1,253)

Average salaried workforce – Outside Italy	11,688	12,071	(383)

Total average salaried workforce (1)	59,136	60,772	(1,636)

Non-current assets held for sale - Sofora - Telecom Argentina group	5,161	15,515	(10,354)

Total average salaried workforce - including Non-current assets held for sale	64,297	76,287	(11,990)

1)	Includes employees with temp work contracts: 4 in the first half of 2016 (2 in Italy and 2 outside Italy). In the first half of 2015 it included 3 employees (2 in Italy and 1 outside Italy).

Headcount at period end

(number)	6/30/2016	12/31/2015	Change
Headcount – Italy	52,498	52,555	(57)

Headcount – Outside Italy	12,354	13,312	(958)

Total headcount at period end (1)	64,852	65,867	(1,015)

Non-current assets held for sale - Sofora - Telecom Argentina group	—	16,228	(16,228)

Total headcount at period end - including Non-current assets held for sale	64,852	82,095	(17,243)

1)	Includes employees with temp work contracts: 4 at 6/30/2016 and 3 at 12/31/2015.

Headcount at period end – Breakdown by Business Unit

(number)	6/30/2016	12/31/2015	Change
Domestic (*)	52,622	52,644	(22)

Brazil	12,087	13,042	(955)

Media	0	64	(64)

Other Operations	143	117	26

Total	64,852	65,867	(1,015)

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the headcount at the end of the period of the Domestic Business Unit would have been 52,559.

Interim Management Report at June 30, 2016	Consolidated Financial Statements – Telecom Italia Group	39

EVENTS SUBSEQUENT TO JUNE 30, 2016

For details of subsequent events see the specific Note “Events Subsequent to June 30, 2016” in the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2016.

BUSINESS OUTLOOK FOR THE YEAR 2016

As forecast in the Industrial Plan, there was a constant and gradual improvement in operating performance in the Domestic perimeter in 2016, combined with a progressive reduction of the debt, thanks in part to the conversion of the Mandatory Convertible Bond (contractually set for November 2016 in the amount of 1.3 billion euros).

These dynamics of commercial and business development, accompanied by a strengthening and sharp acceleration of the efficiency and cost cutting program, represent the foundations for a further improvement in operating performance, with the aim of achieving the objective of low single digit organic growth in domestic EBITDA in the year 2016.

More specifically, Telecom Italia is continuing its transformation and transition from traditional Telco to Digital Telco, enabler of the country’s digital life: a business model based on the development of innovative infrastructure and an excellent quality of customer service, increasingly aimed at disseminating premium services and digital content.

•	In the Domestic Mobile segment, in a competitive environment where pricing pressure has steadily eased off and greater attention is being paid to level of service, combined with strong, continuous growth in data consumption, Telecom Italia will be focusing on the ever-greater adoption of 4G by its customers, fostered by the growing penetration of smartphones and bundle offers with distinctive digital contents. This will enable the Company to increase ARPU and strengthen its market leadership.

•	In the Domestic Fixed segment, Telecom Italia expects to reduce the decline in the number of customers as from 2016, thanks to the acceleration in the dissemination of fiber, convergence and the strengthening of the positioning of services with digital content (Video, Music, Gaming and Publishing). Telecom Italia will also continue to work with Italian businesses in their digital transformation process, with its ICT and Cloud services, taking a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets deemed to be of greatest interest.

In Brazil, the Plan considers and suffers the major changes to the macroeconomic, political and market context seen in recent months.

In this context, TIM Brasil has set itself the objective of increasing its market share on revenues and improving its profitability (EBITDA margin), due to a major investment plan (in particular in 4G, where TIM is already leader today), and to a renewed commercial and competitive positioning and great attention to efficiency as a structural element necessary to give balance and financial sustainability to the Plan.

In particular, the latest forecasts on the economic outlook show a further, progressive deterioration for the whole of 2016 of its main indicators. A downturn of almost 4% is expected in the GDP and an inflation rate - also following a series of interventions raising tariffs in regulated sectors - that will remain high and very volatile. This acceleration in inflation may have an increasing impact on the purchasing power of households, consequently worsening financial conditions, particularly for the low income brackets. The exchange rate with the dollar also reached and exceeded 4.0 Real/USD in 2015, with growth forecast during the Plan up to 4.20 Real/USD.

The whole of the telecommunications segment (and prepaid Mobile in particular) is very exposed to this scenario, with a decline in the comprehensive market value also as a result of its substantial maturity and saturation. In this environment, Oi, the fourth largest telecommunications group in Brazil,

Interim Management Report at June 30, 2016	Business outlook for 2016	40

with over 65 billion Reais of debt and unable to reach an agreement with its creditors, filed for bankruptcy in June, entering into receivership, with repercussions on competition and the market that are still uncertain.

The market is showing a continuing trend of constant, strong growth in data use, at even greater pace than in the other major countries. This phenomenon goes hand-in-hand with a simultaneous reduction of voice traffic and messaging, driven by the aim of optimizing and reducing customer spending, as customers privilege use of the services offered by the OTTs as an alternative to traditional methods of using services.

Interim Management Report at June 30, 2016	Business outlook for 2016	41

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2016 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In such a scenario, risk management becomes a strategic tool for value creation. The Telecom Italia Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies between the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the pre-set objectives are presented below.

STRATEGIC RISKS

Risks related to macro economic factors

The Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment and the consequent reduction in income available for consumption. In the Brazilian market, the expected results may be affected by the further deterioration of the macroeconomic environment, with the country currently in economic recession, and the accompanying deterioration in operating conditions. These factors mean that the possibility of consequent goodwill impairment losses cannot be ruled out.

In addition, the Telecom Italia Group is currently undertaking projects and transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, bureaucratic regulations etc.. As a result, the financial outcomes of these project and transactions may differ, even significantly, from expectations.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce our share in the geographical areas we operate in as well as lower prices and margins. Competition is focused, on one hand, on innovative products and services and, on other hand, on the price of traditional services. In addition, in the area of infrastructure competition, the growth of alternative operators could represent a threat for Telecom Italia, particularly in the years of the plan after 2016 and also beyond the Plan period. In the Brazilian market the trend in the telecommunications industry is changing rapidly, amplifying the deterioration in the macroeconomic environment. The competition risk consists of the increased acceleration in the process of replacement of traditional services with innovative services, and the downsizing of consumption by customers (e.g. reduction in multi-SIM customers). In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation.

Interim Management Report at June 30, 2016	Main risks and uncertainties	42

OPERATIONAL RISKS

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms.

Risks related to business continuity

Our success depends heavily on the ability to deliver the services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or cyber attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues and/or in an increase of restoration costs, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in the regard the Group may be engaged in the participation in tenders for broadcasting frequencies whose outcomes, in terms of financial requirements, may differ, even significantly, from expectations;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies.

Risks of internal/external fraud

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total mitigation of the risk. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company’s operating results, financial position and image.

Risks related to disputes and litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. The result of the “Brexit” referendum in the United Kingdom increases the probability of systemic risk. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at

Interim Management Report at June 30, 2016	Main risks and uncertainties	43

central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:

•	lack of predictability in the timing of the introduction and consequent results of new processes;

•	decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment;

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on investment.

Telecom Italia is currently implementing the project, launched in 2015, to further improve the guarantees for equal treatment of retail and wholesale customers. This project is aimed at improving both the equivalence model and the tools used to assess the process of providing wholesale services. The project and the related implementation roadmap were approved by the Board of Directors of Telecom Italia on November 5, 2015. The risk is associated with the assessment of the effectiveness of Telecom Italia’s project by the designated organizations (AGCOM and AGCM). The positive assessment of the implementation of the equivalence project is a necessary condition for the termination of the A428 proceedings for failure to provide services, with consequent removal of the associated sanction risk.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The Group aims to ensure that processes, procedures, systems and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant when non-conformity has been identified.

Interim Management Report at June 30, 2016	Main risks and uncertainties	44

MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

Wholesale fixed markets

Telecom Italia Reference Offers

At the end of the public consultations initiated by the Authority in 2015, the Telecom Italia Reference Offers for 2014 were all finally approved and published. The Reference Offers for the year 2015 are still in the process of being approved.

Wholesale access services

In December 2015 (see Resolution 623/15/CONS), the Authority set out the framework of rules for the access to the copper and fiber fixed-line network for the years 2015-17, which confirms the national scope of the obligations imposed on Telecom Italia, despite the increasing growth in infrastructured competition in certain areas of the country.

The most significant measures adopted by the Authority involve:

•	the substantial stability of ULL prices associated with a reduction in SLU prices;

•	the unbundled provision of line maintenance and activation services under unbundling and sub-loop unbundling arrangements, with operating procedures established in an ad hoc process that is still underway;

•	the introduction of new equivalence measures (in line with the New Equivalence Model);

•	stricter requirements regarding the quality of wholesale services (SLAs and penalties);

•	AGCom’s commitment to set out the switch-off rules for Telecom Italia’s copper network that incentivize the shift to fiber.

In addition, the Authority has removed Telecom Italia’s qualification as an SMP operator (an operator with Significant Market Power in the market of retail access to the fixed telephone line network), canceling the existing obligations ex ante, except those relating to the verification of the “replicability” of the retail offers (price test) and the prior authorization for commercial launch.

On June 17 the public consultation, initiated by the Authority to assess the proposals submitted in February by Telecom Italia, was completed in relation to the: (i) extension of the Single System (SS) model and (ii) strengthening of the guarantees of equal treatment (New Equivalence Model), which also includes “voluntary” measures, aimed at ensuring that the wholesale access to Telecom Italia (TI) fixed-line network, by TI and the other Operators, takes place at the same terms and conditions and using the same processes. AGCom’s proposed measure will need to be sent to the European Commission before its final approval.

Next Generation Networks

On April 22, 2016, by Resolution 120/16/CONS, AGCom published the guidelines on the wholesale access conditions to the networks benefiting from public grants.

In particular, the Authority’s guidelines establish the wholesale access conditions to the subsidized ultrabroadband networks, both in terms of services provided and received. Indeed, according to the EU Commission’s guidelines on state aid, the subsidized networks must be made available to third parties with the maximum level of unbundling of the services.

With specific reference to the “direct” intervention model, which the Government has chosen for the implementation of the Ultrabroadband plan, AGCom established that the access prices must be set by the entity awarding the contract based on a formula that provides for the total remuneration of solely the operating expenses, to which the concessionary costs, established on each occasion by that awarding entity, must be added.

Interim Management Report at June 30, 2016	Main changes in the regulatory framework	45

Interconnection services on the fixed network

On April 20, 2015, the Authority initiated the procedure for the 3rd cycle of market analysis of interconnection services on the fixed-line telephone network and, on May 4, 2016, Telecom Italia sent its contribution to the public consultation. AGCom’s proposed measure will need to be sent to the European Commission before its final approval.

Infratel Tender for the subsidizing of the Ultra Broadband networks

On June 3, 2016, Infratel Italia published a tender call for the construction of networks enabling the offering of Ultra Broadband services (from 30 to 100 Mbit/s) in the so-called “White Areas” of the municipalities of several Italian regions (Abruzzo, Molise, Emilia Romagna, Lombardy, Tuscany and Veneto). The tender involves over 3 million property units and around 6.5 million people, with a total public investment of around 1.4 billion euros. The infrastructure will remain as public property and will be given in concession 20 years. The tender will take place in two stages: in “Stage 1” (pre-qualification of the competitors, lasting 45 days), the operators interested must provide information on the minimum requirements for participation and the infrastructures they intend to use. The deadline for the submission of the applications for participation was July 18, 2016. In “Stage 2” (assessment of the bids), the competitors admitted to participate in the tender will submit their technical and financial bids.

Retail fixed markets

Price test

At the end of 2015, following the completion of the analyses of the fixed-line markets (Resolution 623/15/CONS), AGCom re-initiated the process for the update of the price test for verifying the replicability of the retail offers for fixed line services (stand alone or in bundles).

The test under consultation envisages two alternatives: (i) confirmation of the current methods or (ii) update. AGCom’s proposed measure with the new methods will need to be sent to the European Commission before its final approval, due to be given by the end of 2016.

Universal Service

The re-examination of the universal service obligations, initiated by the Ministry of Economic Development (MISE) during 2014, is still on hold.

In March 2016, the Authority initiated a process aimed at providing the MISE a technical opinion on the possibility of adding broadband access to the Universal Service obligations. The results of the public consultation will be sent to the MISE for the related decisions.

Also in March 2016, the Authority initiated a process examining the affordability of the prices of the fixed-line telephone Universal Service, aimed at identifying the most effective and suitable method for ensuring it is provided at an affordable price.

For information on the pending dispute relating to the remuneration of the net costs of the Universal Service, incurred by Telecom Italia for the years 1999-2003, see the Note “Contingent liabilities, other information, commitments and guarantees” of the Half-Year Condensed Consolidated Financial Statements of the Telecom Italia Group at June 30, 2016.

Wholesale mobile markets

International roaming

The provisions of Regulation EC 2015/2120 of November 25, 2015, the “Telecom Single Market Regulation” (TSM) on roaming within the European Union, became applicable from April 30, 2016. The TSM Regulation has introduced the “Roam-Like-At-Home” principle, which requires the application of national tariffs for voice/SMS/data traffic generated in the member states of the EU from June 15, 2017. The Regulation also provides for a transitional period (from April 30, 2016 to June 14, 2017), during which the suppliers of roaming services can continue to apply a surcharge on the national prices for the provision of retail roaming services. To that end, on May 31 last year, the Authority issued a guideline document on the correct application of the rules on roaming within the European Union contained in this EU Regulation.

Interim Management Report at June 30, 2016	Main changes in the regulatory framework	46

AGCom contribution fee

AGCom continued to use the existing methods for the calculation of the contribution fee for 2016, despite the ruling of the Lazio Administrative Court and the subsequent ruling of the Consiglio di Stato, published in 2015. In particular, the Authority continued to use the total revenues from sales and services recorded in the income statement as the tax base and raised the contribution fee rate to 0.0014 from 0.00115 for 2015 (Decision 668/15/CONS of December 2015 and Decision 34/16/CONS). On April 1, 2016, Telecom Italia paid an amount of 19.8 million euros, with reservation, for the 2016 AGCom contribution fee, and at the same time filed an appeal against the resolutions concerned.

Antitrust

For information on the pending disputes relating to proceedings A428, I757 and I761 see the Note “Contingent liabilities, other information, commitments and guarantees” of the Half-year condensed consolidated financial statements of the Telecom Italia Group at June 30, 2016.

Interim Management Report at June 30, 2016	Main changes in the regulatory framework	47

CORPORATE BOARDS AT JUNE 30, 2016

BOARD OF DIRECTORS

The shareholders’ meeting held on April 16, 2014 appointed the Board of Directors of the Company for the three years 2014-2016, until the approval of the financial statements for the year ended December 31, 2016, to be composed of 13 directors. The same shareholders’ meeting also appointed Giuseppe Recchi as Chairman of the Company’s Board of Directors.

Subsequently, the Shareholders’ Meeting of December 15, 2015 resolved to increase the number of members of the Board of Directors from 13 to 17, appointing four new directors proposed by the shareholder Vivendi S.A. (Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog), with the same term in office as the existing directors.

The Chief Executive Officer, Marco Patuano, (who had been appointed on April 18, 2014) resigned with effect from March 22, 2016. On March 30, 2016, the Board of Directors appointed Flavio Cattaneo, already a board director of the Company, to replace him as Chief Executive Officer.

On April 27, 2016, the Board of Directors appointed the director Arnaud de Puyfontaine as Vice Chairman of the Company, without assigning him any delegated powers.

As a result, the Board of Directors of the Company at June 30, 2016 was composed as follows:

Chairman	Giuseppe Recchi

Deputy Chairman	Arnaud Roy de Puyfontaine

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Via G. Negri 1.
The following board committees were in place at June 30, 2016:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chair appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo, and Félicité Herzog (appointed by the Board of Directors on February 15, 2016, which also decided to increase the number of members of the committee from 5 to 6) and Giorgio Valerio;

•	Nomination and Remuneration Committee: composed of the Directors: Davide Benello (Chair appointed in the meeting of May 9, 2014), Luca Marzotto, Arnaud de Puyfontaine and Stéphane Roussel (appointed by the Board of Directors on February 15, 2016, which accepted the resignation of Jean Paul Fitoussi and decided to increase the number of members of the committee from 4 to 5), and Giorgio Valerio (appointed by the Board of Directors on June 20, 2016, to replace the director Denise Kingsmill, who resigned on June 15, 2016).

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The Board of Directors meeting of July 26, 2016, in support of the turnaround program initiated by the Company, approved the creation of a Strategy Committee, to be composed of the Chairman of the Board of Directors Giuseppe Recchi, the Chief Executive Officer Flavio Cattaneo, together with the Vice Chairman Arnaud Roy de Puyfontaine and Directors Davide Benello and Laura Cioli.

The new Committee will:

•	provide support on matters of strategic importance;

•	perform preliminary assessments concerning the strategic choices of the Group at the request of the Chairman of the Board of Directors and of the Chief Executive Officer, and in accordance with the priorities of their duties and powers;

•	provide opinions and make recommendations regarding the industrial plan proposals to be submitted to the Board of Directors.

The updated version of the Corporate Governance Principles of the Company and the Regulations for the operation of the Strategy Committee are in the process of being published on the company website www.telecomitalia.com.

The Board of Directors has also appointed the Lead Independent Director for the current year, selecting Davide Benello to succeed the outgoing Lead Independent Director, Giorgio Valerio.

As has been the case for the last two years, the term of office of the Lead Independent Director is one year, expiring at the Shareholders’ Meeting called to approve the financial statements of the corresponding year.

BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo
Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia’s financial reports.

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MACRO-ORGANIZATION CHART AT JUNE 30, 2016

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INFORMATION FOR INVESTORS

The Group attaches great importance to the quality of the information on its activities provided to the financial markets, investors and all its stakeholders. Subject to the requirements of confidentiality dictated by the running of the business and statutory obligations, this communication takes place in full compliance with the criteria of transparency, fairness, clarity, timeliness and equality of access. The Company has also established specific communication channels for shareholders, bondholders and other stakeholders who are interested in obtaining financial and non-financial information on the Group.

TELECOM ITALIA S.P.A. SHARE CAPITAL AT JUNE 30, 2016

Share capital	10,740,236,908.50 euros

Number of ordinary shares (without nominal value)	13,499,911,771

Number of savings shares (without nominal value)	6,027,791,699

Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014

Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.84%

Market capitalization (based on June 2016 average prices)	14,553 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of Telecom Italia S.p.A. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

The ordinary and savings shares of Telecom Italia S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of Telecom Italia S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders at June 30, 2016 according to the Shareholders Book, supplemented by communications received and other available sources of information (ordinary shares):

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With effect from June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any significant shareholder agreements for Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998.

MAJOR HOLDINGS IN SHARE CAPITAL

At June 30, 2016, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	24.68%

JPMorgan Chase & Co.	Indirect	(*)2.14%

People’s Bank of China	Direct	2.07%

(*)	plus an additional 2.69% without voting rights.

On March 12, 2014, Blackrock Inc. notified Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.78% of the total ordinary shares of Telecom Italia S.p.A. at June 30, 2016.

J.P.Morgan Chase & Co. announced that on July 1, 2016 it had reduced its indirect stake to an interest of 0.82% in the ordinary share capital of Telecom Italia.

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•	By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2014-2016.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Annual Report.

RATING AT JUNE 30, 2016

At June 30, 2016, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

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RELATED PARTY TRANSACTIONS

In accordance with Article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, no significant transactions were entered into in the first half of 2016 as defined by Article 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group for the first half of 2016.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2015 Report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2016.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. In addition, the transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note “Related party transactions” in the Half-year condensed consolidated financial statements at June 30, 2016 of the Telecom Italia Group.

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ALTERNATIVE PERFORMANCE MEASURES

In this Half-year Financial Report at June 30, 2016 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Half-Year Financial Report provides a reconciliation between the “reported figure” and the “organic figure”.

•	EBITDA margin and EBIT margin: Telecom Italia believes that these margins represent useful indicators of the Group’s ability, as a whole and at Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by Telecom Italia in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Half-Year Financial Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

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Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

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SUSTAINABILITY SECTION

In 2016 the Group has continued the process of integrating Corporate Shared Value (CSV), adopted in 2014, into the Company strategy to create economic and social value by responding to the needs expressed by the sectors in which the Group operates, identifying three areas of intervention:

•	digitisation, connectivity and social innovation,

•	environmental protection,

•	digital culture.

In a coordinated and complementary manner with respect to the path for the development of the Country’s technological infrastructure, the Group has therefore implemented a Corporate Shared Value plan that aims to increase the digital literacy of the population and enhance excellence in the Country through the potential offered by the Internet.

Digital skills have a crucial role to play in our society and have been one of the key factors in allowing economies to achieve a competitive advantage over the past twenty years, as shown by much of the work carried out by the OECD or promoted by the European Commission. In this respect as well, the Digital Agenda asks member States to take action to broaden knowledge of digital tools and increase the number of people with evolved digital skills, particularly by disseminating ICT technologies in schools. In this context, schools must make a radical change in the way they plan and provide education, and in the way pupils, teachers and parents relate to one another. Because of the importance of this subject, the European Commission constantly monitors the speed with which digital technologies are being introduced in schools and in teaching processes.

The common denominator of all the projects is the establishment of participatory, equitable and stable relationships and replicable intervention models both inside and outside.

DIGITISATION, CONNECTIVITY AND SOCIAL INNOVATION

The activities of WithYouWeDo, the crowdfunding platform that receives requests for donations from public and private entities intending to implement projects in the fields of social innovation, environmental protection and digital culture, continued over the six months. In order to promote crowdfunding, the Group, in addition to making the technological platform available as necessary for on-line collections (withyouwedo.telecomitalia.com), undertakes to contribute 25% (up to a maximum of 10,000 euros) towards the financing of projects that reach their collection target (10 in the first half of 2016 for the sum of around 64,000 euros) and supports, in communication terms, both aspiring designers (approximately 1,500 were involved in the tour that involved 22 Italian cities up until June 2016) and projects selected to enter the platform, also through a partnership in a national radio broadcast.

Social innovation is also the star feature of Start!, a television programme with 10 episodes broadcast on Rai2. A factual entertainment programme that revolves around the protagonists, with opinions and different levels of knowledge on digital aspects and the changes taking place in this world, who have to tackle big and small daily problems and decide to do so by testing and understanding the ideas, projects and services that have been developed thanks to the Internet and new Networks, which really improve people’s lives.

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RESEARCH AND DEVELOPMENT

The telecommunications sector has undergone a quick, but major transformation in recent years, characterised by the decline in traditional voice and text messaging services and the ever-greater growth of fixed and mobile broadband and the new services enabled by it, thereby contributing towards the rapid digitisation of the life of consumers and business processes.

In recent years the Group has started its own evolution path, confirming its role as a systems company in the supply of services and platforms as well as a supplier of connectivity with innovative digital services.

Innovation, both technological and business-based, is confirmed as the central element to respond to the change in the technological, market and competitive context and adopts the “Open Innovation” principles. Open Innovation, in fact, enables the innovation contributions generated within to be integrated with external sources of innovative ideas. Consequently, the flows of ideas coming from the ecosystem are flanked by activities of:

•	co-innovation, co-creation and generation of ideas and values by means of new partnership models with the most important global players;

•	activation of a flow of innovative ideas from the academic world, developing Joint Open Labs with some of the most important Italian universities;

•	catalysing of the innovation capacities of start-ups through the TIM #Wcap acceleration programme and investments in equity through TIM Venture;

•	simplification of the process of activating supplies made by innovative start-ups through the so-called “Albo Veloce” (Fast Supplier List), which enables the qualification on the list of suppliers of a start-up with a simplified, faster procedure, and “Basket Innovazione” (Innovation Basket), a budget dedicated to encouraging the purchase of solutions from the start-ups included on the Albo Veloce partially covering the costs.

Internally, the Group has strengthened the company laboratories, bringing alongside the traditional infrastructural innovation a focus on digital innovation, which is met by the activities of the Innovation Centre and TIM Foundry, places where partnerships with the lead players become innovative services that can be developed and tested.

The Joint Open Labs (JOLs) are physical places of open innovation where the Group - together with universities, start-ups and SMEs - works for the co-development of innovative solutions on matters of the Internet of Things, Big Data & Personal Data, Wellness & Digital Health, Smart Spaces, Connected Robotics, Mobile Services Design and Interaction, in co-location in five Italian universities. With this model named “Company on Campus”, frontier matters of innovation are intercepted with a multidisciplinary approach that involves talents of the faculties of engineering, mathematics, psychology, design and management. Over ten innovative ideas of the JOLs were transformed into business propositions and commercial opportunities for TIM, including CitySensing (a platform for managing large events in urban areas based on the collection of Big Data from social media and mobile networks), Cloud Robotics and Virgil (solutions involving drones and remote presence robots connected through the TIM 4G network), Internet of Things systems, including Smart Agriculture (developed with Olivetti). In addition to contributing to internal developments within the Company, the JOLs have also developed spin-up models, start-up launches that have received assets and the rights to use patents in exchange for equity options.

In the last three years the Group has obtained over 5 million euros in European funds and, only in 2015, it filed 33 patents originating from the activities of the JOLs; moreover, collaboration has been pursued with some of the most important European and North American universities and centres of excellence. Again under the scope of the relationship with universities, in the last four years 133 PhDs have been financed, sponsoring first level masters’ degrees at the Scuola Superiore Sant’Anna di Pisa (Management, Innovation and Engineering of Services and Digital Life & Smart Living) and Tor Vergata university (Big Data in business), and the TIM Chair in Market Innovation at Milan’s Bocconi University.

In order to support the growth of a true ecosystem of innovation in our country, the Group has expanded upon the Working Capital activities (now renamed TIM #Wcap), the business accelerator that, over the years, has become best in class in Europe . Since 2013, TIM #WCAP has launched 4 accelerators in the nerve centres of Italian digital innovation: Rome, Milan, Bologna and Catania. Approximately 4,000 m2 of spaces offered to the dozens of start-ups selected each year through a

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“call for ideas”, which receive a loan and are guided by consultants and experts in their growth path, which ranges from product development to launch on the market. Thanks to this process, since 2009 a total of 268 projects have been supported. In the last two years, the Group has started 25 collaboration activities with start-ups from TIM #Wcap, which have generated turnover for the young businesses and represent successful open innovation models for the Group. Moreover, again in the same period, 215 jobs have been created.

In November 2014, TIM Ventures, - the Group’s corporate venture capital - began operating. The company, entirely and directly controlled by Telecom Italia, aims to acquire minority shares in the capital of the most innovative digital start-ups, appropriately selected in close connection with the Group’s strategy. TIM Ventures has already made 13 investments and taken part in two subsequent follow-on rounds. It was included among the most active European Venture Capital investors in the second quarter of 2015 and among the 40 most active corporate venture capitals in 2015 .

With reference to technological innovation, the following are the projects most worthy of note:

•	e2Call: broadband mobile communication technologies represent a platform enabling new functions and services for road safety; in this context the real time communication of information on the situation of the roads and localization techniques which allow the position of vehicles to be identified with high precisions are particularly important. This is the basis on which the e2Call project has been created, with the aim of searching for innovative solutions on board vehicles and on the Internet. The scientific responsibility for the study has been assigned to a joint work group guided by the Centro Ricerche Fiat and TIMLAb of Trento, co-financed by the Autonomous Province of Trento. The project closed on 31 May 2016 with a workshop to present the results held in Palazzo della Regione Trentino-Alto Adige, in Trento.

•	TIM Personal: the Group wants to play an increasingly important role in clients’ “trusted digital lives”, i.e. for sensitive services for the citizen (transport, ticketing, payments, etc.) for which it is important to have a strong user identification mechanism. The TIM Personal service combines the solidity of a digital authentication mechanism based on the mobile terminal and on the SIM (Digital Identity) with the possibility of making secure payments, all via a single app.

•	TIM Market Place: the so-called “Network APIs” , which allow interoperability between modules and platforms, mean the smart network can be opened up to the applications of external providers. The TIM Market Place is a tool which, using a coordinated approach with the latter, combines the intelligence and functionality of the network with external services/content, and therefore forms part of TIM’s path of transformation into a Platform Company, based on a new “shared business” model.

•	TIM City forecast: given their pervasive nature, mobile terminals can be compared to a capillary network of sensors able to provide accurate data in real time on the distribution of the population over the territory and on its movements (Mobility Patterns). Mobility Patterns enable applications linked to the monitoring and management of the territory, related services and mobility infrastructures, all in respect of privacy legislation, by means of a suitable anonymous, aggregated processing of data. For example, the City forecast service predicts the real time distribution of people (by unit of area) over the territory, even where there are specific events, for example enabling the quantification of tourist presence. The solutions developed in the TIM City forecast project are used by the Mobility Services Agency, a Roma Capitale company, as an analysis tool for monitoring the presence and mobility of the population and Italian and foreign visitors, in particular in the areas of religious and tourism interest, also in connection with the Jubilee.

•	Advertising Hub: Mobile Advertising is perhaps the area that has been most influenced by new technologies. The pervasive nature of the mobile terminal in users’ lives makes it the ideal tool for advertising and proposing new products. Thanks to super-fast broadband (LTE), the routes of high resolution video are opened up, with a more fluid use of contents and a satisfactory “user experience”. The Advertising Hub represents a link between companies operating on the Digital Advertising market and the Group in order to best enhance the corporate assets providing enabling solutions and support to the players in the market.

As mentioned previously, as regards the innovation of business, the Group aims to supplement its offer of connectivity with innovative services that satisfy the new digital needs.

In particular, the business innovation enriches the “traditional” one, both by developing prototyping and experimentation options for solutions based on an in-depth understanding and meeting of new digital service needs internally, through the Innovation Centre, and by opening up to external sources of ideas, which can help construct an open innovation model based on a valuable network of players (Joint Open Lab, TIM #Wcap, TIM Ventures, TIM Foundry, partnerships, etc.).

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The partnerships, which represent a business development method based on the optimisation of the Group’s assets, are worthy of separate mention. In these terms, a “partnership programme” has been developed, which, starting out from the Company’s strategic inputs and aiming to achieve business objectives, has classified the main categories of partners to develop an optimised approach, consisting of negotiations and collaborations. In this context, the Group oversees the various areas of digital services, including:

•	Cognitive Computing: TIM Foundry stipulated an important collaboration agreement with IBM, which makes the Cognitive Computing platform, called “IBM Watson”, available to the Group. Cognitive computing is a branch of computing that aims to equip machines with the capacity to reason and interact with humans in a natural manner. Watson is the leading technology in this sector and is currently being used in the USA in analysing imaging diagnostics, as well as in the development of automatic agents, referred to as “chatbots” that can dialogue with clients in caring contests on matters that the system has “learnt” previously. The cognitive computing systems learn by reading documents and interacting with human beings and the environment: TIM Foundry and IBM have, together with Customer Care and Open Access Departments of the Group, created two projects that intend to make cognitive computing available to technical assistance and commercial customer care processes. The operative projects aim to develop two chatbots that guide clients towards the solution of technical problems connected with Fibre, in one case and a more suitable response to queries on mobile offers, in the other. The results of the testing, which will be completed by the end of the year, will allow us to deduce important indicators for the extensive use of this technology.

•	e-Commerce (Amazon): in a partnership with Amazon, an innovative business model has been developed, which optimises the “proximity” asset intended as the capacity to “reach” the client. In this case, the collaboration is based on a shared remuneration with the partner, reason for which this partnership is considered an important example of the Group’s entrance into the value chain of an OTT .

•	Participation in “The Next Nest” project : the Group has designed the interactive component of the work, developing a digital abstraction of a canvas by Daniele Galliano, on display at “The Next Nest” exhibition open from April to September 2016 as part of the XXI International Exhibition of the Milan Triennale, which allows visitors to interact in a gestural manner, creating new digital versions of the work that are unique and unrepeatable, downloadable thereafter from the installation site. The way in which visitors interact with the work has a great deal of affinity with the ways in which, by means of the telecommunications services, the Group helps the people to live and share social life, home and city, making interaction as natural and simple and helping improve the quality of domestic, social and urban life.

•	Big Data: along this route of Open Innovation and Evolution, learning to collect and effectively analyse the huge amounts of structured and destructured data, created by its own company systems or available from external sources, has become essential for TIM to constantly improve the quality of services and/or stay ahead of demand requirements. For data management to have a positive influence and enable value to be extracted, a radical transformation is necessary that is not only technological but above all organisational, procedural, as well as cultural and of talents. In this logic, the Group has therefore started an evolutionary path based on several design “sites”. Within these sites, various initiatives have already been launched in 2015 and are being completed in 2016, with the development of the first “internal” applications (aimed at improving the customer experience), the launch of the first services for the Business market on anonymous data, the start-up of the TIM Competence Center that will aim to train the internal competences and scout and search for new Big Data technologies and applications, working in an open logic with the industry’s main players. Moreover, during the first few months of 2016, additional initiatives were also started, aimed in particular at aggregating different industry players and managers of large quantities of data to construct data partnership models with the aim of developing innovative applications intended for both digital cities (Living Lab project with Turin municipality) and to create innovative services to support private businesses in different fields (e.g. from the insurance world to that of the connected car).

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ENVIRONMENTAL PROTECTION

Energy

The technological developments the Group is pursuing for the transmission network (like FTTCab, LTE, OPM/EDGE/OPB) and the new installations on the domestic and external market in the IT area entail a significant increase in energy consumption in both fixed and mobile, estimated, for this year, at around 190 GWh (equal to an increase of 9% of overall electricity consumption in Italy compared to 2015), of which approximately 90% is linked to network developments. During the first half a number of previously launched actions were completed and new actions were taken regarding energy efficiency, with the aim of reducing the said growth to zero and, in the meantime, cutting down on the increase in consumption.

The self-generation of electricity accounts for a small, but not negligible, percentage of the total demand. The first half of 2016 was characterised by an increase in self-generation of around 10% as compared with the same period of 2015, as a consequence of the coming into full operation of certain plants of a significant size.

Cogeneration and trigeneration systems use around 30% less energy than traditional electricity generation systems, and play an increasingly important role for the Group, particularly in industrial sites, typically data processing centres (DPCs), which have notable energy requirements and high heating/cooling requirements, allowing losses due to transfer from production site to consumption site to be minimised.

During the first half of the year, a number of efficiency measures were taken while work continues on previously launched multiannual projects. At the same time, new action has been taken to reduce energy consumption.

In the industrial area, we note:

•	Fixed network: projects for the virtualisation and increased efficiency of the network servers continue. The benefits deriving from these initiatives, which started in 2015, are:

•	a reduction in the energy consumed by the appliances of approximately 2.5 GWh,

•	the reduction of other operative management costs,

•	the recovery of IPV4 addresses,

•	the limitation of the risk of faults for obsolescence.

The SuperSGU plan also continues; it was launched in 2015 and envisages the disposal of the Urban Group Stages (SGU), by means of their grouping together in order to significantly reduce electricity consumption. In 2016, 25 SGUs will be affected.

•	Mobile network: the projects for the technological modernisation and increased efficiency of the systems used by the telephone exchanges and radio base stations, continue. In addition to the solutions that have already been launched to ensure increased energy efficiency for the GSM radio base stations installed on the network, during the second part of the half-year, the activity was increased to include solutions for 3G and 4G, for all the suppliers of the Group. The modernisation of the nodes of the mobile access network also continues, through the adoption of new, multi-standard technologies with integrated stations.

•	Lighting Plan: the plan to replace conventional neon light fittings in the fixed network exchanges with LED technology tubes continues. This project, which was launched in 2015, has already resulted in the replacement of around 100,000 tubes, with energy savings in the region of 7 GWh. During the first half of 2016, approximately 45% of the plan was achieved, which sets an annual target of 108,000 tubes. It is important to underline that the use of LED tubes, which produce a cold light, also allows energy used for air conditioning to be saved.

•	Power supply systems: work, which began in 2014, is being completed to replace the largest power stations (PS) with the lowest performances, which have been operating for over 20 years, with new higher performance equipment: in 2016 the plan will involve 235 PSs as part of the fixed network. Retrofitting works are being carried out on another 253 PSs that have been operating for between 5 and 20 years, involving the sole replacement of the rectifiers with new high efficiency modules, maintaining the existing structure and cabling. During the first half, approximately 60% of the 2016 plan was achieved.

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•	Air conditioning systems: the first plan to replace the obsolete cooling units and air conditioners, started in 2014, with new, higher-performance appliances has been completed; during the first half of the year, 100% of the 2016 target was achieved, which included 215 air conditioners and 83 cooling units as part of the fixed network. Moreover, the project is currently being completed for the management of calibration set points using the “well-being” button, which allows the temporary improvement of room temperature for the duration of the work being carried out by engineers; during the first half of the year, 60% of the 2016 plan was achieved. In general, the works envisaged in 2016 on the power supply and air conditioning systems should make it possible to achieve an overall reduction in consumption of around 20 GWh; where possible, the relative Energy Efficiency Certificates (white certificates) will be requested.

•	Exchanges: in order to minimise energy collections in the summer period, interventions were performed on around 400 exchanges. These interventions include the application of reflective films on glass, the total internal darkening of the windows, the insulation of free cooling boxes, ceilings and walls, the closure of the holes and cable ducts used for systems, the installation of hydraulic door closures and monitoring instruments. The estimated energy saving by the end of this year is 9 GWh.

In the offices, the following action was carried out:

•	LED Lighting Project: the plan started in previous years, is drawing to a close to replace conventional neon light fittings in the main office premises with new LED lights fitted with motion sensors and intensity adjustment depending on the amount of daylight. During the first half, 100% of the 2016 plan was achieved.

•	Uninterruptible power supplies (UPS) : the project for the optimisation of air conditioning in offices stems from the need to renew machines with an average service life of over 10-15 years and from the need to comply with current regulations. During the first half of the year, 100% of the 2016 target was achieved, with 15 UPSs replaced.

The analyses also continue aimed at identifying new areas of energy efficiency.

During the first six months, 2 of the 4 solar cooling plants envisaged for 2016 in Apulia were developed with the aim of covering the entire thermal demand, in terms of cooling, of the plants using a combination of solar panels and cooling machines, in this case lithium bromide absorption chillers.

On a European level, the Group is involved in various projects and standardisation entities aiming to reduce the consumption and environmental impact of the fixed and mobile telecommunications networks. The general aim of these participations is to speed up the availability of lower energy consumption equipment and systems, while allowing suppliers to achieve greater economies of scale thanks to common energy efficiency requirements, no longer differentiated by country.

Finally, in order to promote renewed sensibility with respect to the natural environment, the Group is the technical partner of the Italian Limes project, which analyses the effects of climatic change on the melting of the Alpine glaciers and the consequent shift of the watersheds which defined the national boundaries. The project includes an interactive installation at the ZKM museum in Karlsruhe, Germany, which provides a real time representation of the shifting boundaries, and an online platform with the complete documentation of the research.

DIGITAL CULTURE

The Group is participating, as the Founding Sponsor partner, in Programme the Future, a MIUR initiative that favours the introduction of computational thought and coding in the educational programmes of schools of all levels. The project is implemented by CINI (Consorzio Interuniversitario Nazionale per Informatica - National Inter-University Consortium for Information Technology) and supports all the activities in three ways: economic support, communication and company volunteering, with over 400 voluntary employees offering support and tutoring to teachers and students. The TIM Ambassadors are also key figures in TIM4Coding, an additional initiative promoted directly by the Group, which sees voluntary employees supporting teachers from all over Italy to implement “Hour of Code” and contribute to the training of the professionals of the future.

Programme the Future and TIM4Coding are part of the broader national project EducaTI, which actively contributes to the achievement of the objectives of the government’s “Good Schooling” plan. All the initiatives are in fact carried out in collaboration with the Ministry of Education, Universities and Research (MIUR) and with some Institutional Partners of excellence.

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#TIMgirlsHackathon aims to help to close the gender gap in the scientific culture. A marathon lasting around 7 hours to introduce school girls to coding. The challenge is to create a real App on a pre-established topic in one day and without any expertise. A training day outside the classroom in a stimulating and challenging environment where there is the opportunity to meet exceptional mentors, a tribute to female leadership that has been able to tear down prejudices and cultural constraints. The topic of #TIMgirlsHackathon was cyber bullying and the informed use of the web.

The digital culture is also the scope of projects aimed at bringing high quality cultural content and digital languages together, making the most of the interaction opportunities offered by the Web. In so doing, the Company is asserting itself as an innovative partner in the Italian cultural and artistic world, assuming a role recognised by stakeholders who work alongside it in the various cultural sectors in which digital dissemination initiatives are run.

The partnership with Accademia Nazionale di Santa Cecilia takes the form of the PappanoinWeb project. Conceived for the purpose of bringing great classical music to the Internet audiences. The initiative, now in its 6th edition in 2016, is enriched this year by the experience of WebArena, a space technologically equipped by TIM for young people under 30. Over the six years of the programme, the concerts offered have been watched by over 200,000 users in streaming on telecomitalia.com/pappanoinweb, thanks to the listening guides, exclusive interviews and the opportunities to interact with an expert musicologist at the Accademia during direct broadcasts. A big open air rehearsal also allowed around 2,000 employees to experience the excitement backstage, with the protagonists, and to view the real difficulties of a high level musical performance.

As part of the “storytelling & performing arts,” note the partnership with Scuola Holden of Turin, founded by Alessandro Baricco, which tests new ways of teaching and sharing ideas, knowledge, and creativity through digital technology. The Web becomes a vehicle for providing lessons with great masters and special events happening in the school. The collaboration has allowed a pioneering multimedia laboratory to be set up, and it also supports, with a working group comprised of the best students, the communication of some of the Group’s sustainability projects.

TELECOM ITALIA PEOPLE

At the start of June 2016, as part of the actions aimed at containing the costs and improving corporate efficiency and productivity, which can even be achieved through the streamlining of organizational structures, the People Value Function has be renamed Human Resources & Organizational Development.

On this basis, some of the initiatives planned by the previous People Strategy may be altered in the second part of the year.

People Caring

In the first half of 2016 the following initiatives were continued:

Work-Life Balance

•	20 daycare centres: over 9 company daycare centres (in 8 cities) and special agreements with 11 external daycare centres plus a new company nursery school opened in Rome;

•	Time-saving - handling of official formalities, laundry/shoe repairs, newsagents, wellness area and special agreements (relating to property, travel and holidays, banks and financial institutes, pay TV, car hire, transport and miscellaneous);

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•	41 summer camp stays for employees’ children (7,650 teenagers);

•	Mobility management to assist people with commuting between home and work through car pooling, company shuttles and bicycle racks at the offices;

•	Motivational initiatives: involvement and participation by colleagues and their families in sport, art, culture, music, entertainment and historical events. Since the beginning of 2016, almost 9,000 tickets and invitations have been assigned to access events in exclusive areas;

•	Orientation webinar for employees’ children: the Group signed up to “Push to open”, a programme that introduces teenagers to the world of work through direct and interactive discussion with professionals and experts from companies and testimonies from young people in online mode through webcasts and social networks. One session of 5 meetings was held in 2016, involving 140 young people.

Employee volunteering initiatives

•	“Programma il Futuro” (Programme the future), a Ministry of Education initiative aimed at introducing computer programming in primary schools. The initiative is being implemented by CINI (Consorzio Interuniversitario Nazionale per Informatica - National Inter-University Consortium for Information Technology) and Telecom Italia is the “sponsor” partner. For this project, Telecom Italia provided volunteers from among its staff: over 400 colleagues from the whole of Italy worked in particular in over 2,000 classes for a maximum of 2 days each;

•	“Long-distance child adoption” - approximately 1,000 employees have renewed their commitment to help CIAI (Centro Italiano Aiuti all’Infanzia), Comunità di Sant’Egidio and Save the Children, subscribing to long-distance adoption programmes;

•	Telecom Italia Blood Donors Group - 70 blood donation days were organised;

•	93 banchetti della solidarietà (solidarity stalls) were set up by charities in company premises, with the involvement of employees; a stalls roadshow was organised to support the Vietato Mollare (Don’t Let Go) Tour, a motorbike tour of Italy organised by a colleague who suffers from multiple sclerosis with a Ducati pilot to raise funds for AISM (Associazione Italiana Sclerosi Multipla - Italian Association for Multiple sclerosis).

Diversity Management

•	In Rome, TIM Factory continued its activities as a physical as well as conceptual place dedicated to sharing views which, almost every day, hosts various types of events on diversity: book presentations, training, working groups, performances, and seminars. It is also a site where programmes and memorandums of understanding with the local authorities and municipalities can be arranged. Over 60 events dedicated to diversity were organised during the six months.

•	A research and intervention project was launched, as a partnership with the Humanitas Consortium and LUMSA University, divided into several stages:

•	desk analysis of all the projects run so far,

•	listening to a sample of managers,

•	holding of 5 interfunctional local improvement groups, in as many cities, with the involvement of 40 colleagues per group, in order to continue and broaden the listening phase, start planning initiatives from the bottom up, verify the link between diversity management and motivation,

•	involvement of the diversity board in assessing and selecting the projects proposed.

•	On the subject of “disability”, an e-learning training course entitled “managing disability” was launched to improve understanding of how to relate to colleagues or employees with disabilities.

•	A training module was implemented in “Action Learning Program” mode, dedicated to 15 “talents in action” with a specific focus on ageing. The course produced two specific projects for which a feasibility assessment is taking place.

•	Various activities were carried out to promote female management:

•	a cycle of 4 role model meetings entitled “LeadHERship al femminile” (Feminine leadHERship) in which some Group female managers were able to talk to managers from other companies to tell them about their career development path and highlight opportunities and the obstacles they still face;

•	close collaboration with Valore D, an association of over 150 companies, of which we are members of the Board of Directors and which we organised:

☐	participation in the Smart Working labs, Welfare Plan 2.0, “Beyond Welfare: Total Welfare”

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☐	Welfare Day;

☐	participation in the cross-company mentoring project, sending one of our managers to be a mentor and a female colleague as a mentee;

☐	36 female colleagues attended the course organised by Valore D.

•	With a specific focus on disability, initiatives were carried out aimed at achieving better inclusion in work and social life, including:

•	a policy that provides for the mandatory adaptation of workstations, whether fixed or mobile, for disabled colleagues;

•	the Comunico-IO Project - which aims to promote communication between people affected by deafness and other employees, improving their ability to operate independently using evolved technological tools - has allowed deaf people at Telecom Italia to be integrated in more evolved work processes, thus giving rise to the Banche Dati Sordi (Deaf Databases) Project, which involves the use of these resources in the Databases department;

•	in the field of communication:

•	e-conventions are delivered in a sign language version as well;

•	new videos published on the Intranet are always subtitled;

•	live events involving deaf colleagues (including training, the assignment and review of objectives) always provide for the presence of a LIS interpreter (an Italian Sign Language interpreter, indicate in a footnote);

•	mailboxes have been set up for deaf colleagues to allow them to communicate with the company’s main services (ASSILT, Telemaco, CRALT);

•	TIM #Wcap: the Working Capital accelerators host various start-ups dedicated to disability: Marioway (which patented an innovative means of transport for disabled people), Pedius (a communication service for deaf people), Horus (which is designing a device that can be fitted to any pair of glasses and makes it easier for blind and partially-sighted people to perform their daily activities).

•	On the subject of sexual orientation and gender identity, our collaboration continues with the PARKS Liberi e Uguali association of companies, of which we are members of the Board of Directors.

•	Updating of our policies on permits, leave, use of benefits and welfare services available on an equal basis for LGBTI and heterosexual couples, and the extension to children in the employee’s household of services aimed at children and teenagers.

•	To promote psychological and physical well-being, the People Caring Centre (PCC) counselling service continued, provided by professional psychologists across the Country. Since the service began to operate (January 2011), 420 employees have asked for information on how the service works, either by telephone or email. In total, 370 people have used the CPC service: 300 have started a counselling process and 70 have been put in contact with the People Caring department manager and their cases have been taken over by the HR department.

•	In the Intranet area of the People Caring Centre (PCC), information, advice and bibliographical suggestions have been published to improve mental well-being. Furthermore, a new “well-being area” has been created on the intranet that brings together all the services offered by Telecom Italia relating to health, prevention and the physical well-being of individuals, in collaboration with the TIM Foundation and the Veronesi Foundation.

Development

The Telecom Italia development model

Through the integration of all the assessment processes (recruiting, performance, potential, motivation, knowledge), the Model aims to ensure accurate knowledge of people in order to create individual development plans fine-tuned to the characteristics of each person and aimed at managerial and professional improvement and growth. The Development Model (starting with the Leadership Model) is constantly updated and takes account of the evolution of our business strategy keeping its ultimate purpose unvaried, namely to improve the “enterprise contribution” of each person.

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The model mainly focuses on the following areas:

•	Recruiting and selection: in February 2016 the new recruitment and selection procedure was issued, aimed at integrating the processes for the internal and external scouting of professional and managerial skills. This has made it possible to launch the deployment phase of the new process, which is governed – in implementation terms – by the “control room”, aimed at ensuring the job mobility process through the continuous refinement of the numerical variation plan. Again as part of the re-engineering of the process, in March the recruiting module was issued on the new HR platform, called PeoplePlace. Over time the platform will enable the management of all the selection, development and training processes of the people in the Company.

•	The definition of the development of new capabilities has made it possible to work in a targeted and systematic way on the employer branding initiatives and on the partnerships with the world of education and academia in order to steer the training investments so they fit with the company requirements. In this sense, from the start of 2016 the following were set up: 20 training internship positions, of which 14 were closed, and 16 employer branding initiatives, through which it was possible to meet over 3,700 young people from secondary schools and the academic world.

•	As for External Recruiting, steps were taken in the early months of 2016 to complete the skills requirement laid down in the 2015 Plan, through the assimilation of 32 new graduates/professionals. The selection process involved 330 candidates.

•	With reference to Internal Recruiting, 42 professional profile searches were carried out through job posting, 22 of which were closed; these job postings led to a pool of over 730 applications being received from professionals motivated to increase their employability.

•	Onboarding programmes, to accelerate the “time to perform” of people joining the Company, encouraging engagement and motivation, which are basic elements for an enduring relationship. In May an onboarding training group was set up for 75 new hires in the period late 2015-May 2016.

•	Performance Management: in the first four months of 2016 the Performance Management process was concluded which involved the entire Domestic Business Unit (around 50,000 people). The process included an assessment of the objectives and behaviours and concerned the entire population of managers, professionals and employees. The Performance Management included various phases, from the assignment of objectives to feedback and development plans. In the first six months of the year the evaluation phase and the feedback phase were concluded in the set time; the development plans definition phase is currently being launched. As for the feedback phase, 99% of people received feedback from their manager and 93.8% stated they agreed with the assessment.

•	Creation of individual development plans: an analysis and data processing system was designed, the Playbook, which, based on the results of the performance management, motivation and professional experience of the people, supports managers in defining an individual development plan for each collaborator comprised of training initiatives, in-the-field actions and job rotation. The development plans are currently in the launch phase.

•	Managerial Development, the potential assessment system, aimed at constructing and/or consolidating the individual leadership development plans, was on the one hand simplified by the definition of clearer and more transparent process rules and on the other differentiated based on the different types and possibilities for managerial growth in organizational terms. With a view to transparency and engagement, the entire pre- and post-assessment process has also be redefined up to the preparation of a development plan and the monitoring timing and procedures.

•	Career paths/Motivation Review/Knowledge Review: models relating to the three different processes were designed (Career paths, Motivation Review, Knowledge Review), and the relative pilots were created/designed. At present there are works in progress for the appropriate refinement and updating of the three models, also taking into account the repositioning of our Business Strategy.

Training

With regard to training, the most significant event in the first half of 2016 was the launch of the Corporate University: TIM Academy, set up with the objective of facilitating the digital transformation process and developing an innovative approach to learning and the sharing of know-how.

TIM Academy:

•	offers programmes, courses and training in the classroom, online and on the job.

•	encourages the sharing of know-how and skills through the community, workshops, seminars, and think tanks with teachers and endorsers qualified at national and international level;

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•	designs and provides new formats of learning using digital means: web-based training, videos, webinars, virtual learning, and a multidevice catalogue of training solutions that are always available and accessible.

As a whole, Telecom Italia’s training activities have the following main purposes:

•	to strengthen leadership styles in order to provide managerial skills that can support the strategic development of the Company in the coming years;

•	to enhance the individual and collective skills needed to compete in the new business scenarios, paying particular attention to the specialised skills needed in the sector;

•	to provide people with the capacity to cope with everyday challenges;

•	to accompany and support the transformation of organisational identity and culture;

•	increase digital skills and social collaboration also to support the evolution and digitisation of the national system;

•	lower the environmental impact of training activities through the use of e-learning solutions which reduce the CO2 footprint of the use of classrooms, accommodation and transport. These innovative formats also represent the Group’s commitment to enhancing the quality of life of its employees and contributing to the correct balancing of their personal and professional lives.

They are divided into four macro-categories:

•	Management education,

•	Development of role-based and specialized skills, and new capabilities,

•	Development and empowerment,

•	Institutional and corporate culture.

For each of the above mentioned areas the main activities carried out in the first half of 2016 are set out below.

Management education

Training on the managerial target is essential for the deployment of the corporate strategic guidelines and for the implementation of technological and organizational change processes.

•	“SALP - Social Action Learning Program”: the main objectives of the training course are learning, collaboration and the generation of ideas.

•	“Online Library”: allows all managers to benefit from videos, webinars and materials from national and international speakers on - amongst others - business, finance, technology and leadership topics.

Development of role-based and specialized skills, and new capabilities

Training to develop role-based and specialized skills as well as new capabilities is essential for the implementation of the strategic drivers, and therefore occupies a central role in Telecom Italia’s training investments plan.

•	“Single Front End”: the training accompanies the complex transformation of the Front End in the Network context, ensuring the operating effectiveness of people also by measuring the effectiveness of the training itself.

•	“Open Access on-the-field technicians skills improvement”: blended training for around 9,000 in-the-field technicians aimed at bridging the gaps in the technical skills that emerged from the skill assessment.

•	“Line Digital Educator”: the project, arising from Open Access’ need to train 92 line trainers to improve the skills of the in-the-field technicians was also extended to other departments involving Technology and Health, Safety & Environment colleagues.

•	“Induction training/onboarding”, already described, induction programme for people coming from the external market or from companies of the Group.

•	“Maintenance and Development of corporate Certifications”: measures to enable participation in tenders and contracts in the private, Central and Local Public Administration sectors.

•	“Business Offer of ICT and Digital Market services”: activities aimed at developing a digital culture to bring out the potential demand for ICT services and make the customer experience a competitive lever.

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Development and empowerment

This type of education allows people to enhance their capacities in relation to the evolution of the skills required by the business and by the organizational context.

•	“New Development, Leadership and Performance Management Models”: aimed at all people in the Group and divided into different initiatives that aim to increase people’s knowledge of the change introduced in the Company by the New Models, to promote the culture necessary to guide behaviour and to reinforce the maturity of the assessment.

•	“Smart Working”: training course aimed at strengthening people’s awareness of the change process generated by the Smart Working project as well as developing new cultural models and new working methods.

•	“Post Performance Ttraining”: the new Performance Management system seeks to define individual development plans for each person (in-the-field actions and e-learning training activities).

•	“Talent In Action”: a development and training project intended for one specific segment of the population “talent in action” of around 1,000 people, which seeks to define individual action plans. A structured training offer, tailored to the needs of individuals, consisting of around 80 different initiatives is available to the beneficiaries as part of this project. The activities, which started in November 2014, will end in 2016.

Institutional and corporate culture

This training aims at supporting the transformation of the organization culture in line with the evolution of the social, environmental and economic context and at disseminating knowledge of the contents required by the legal formalities.

The training initiatives promoted by the following functions and departments are included as part of this activity : Compliance (aimed at increasing knowledge and respect for the Group’s value, improving the skills in processes and procedures, as well as in the methodologies and the tools used for Compliance purposes), Health, Safety & Environment (aimed at ensuring compliance with the reference regulations on Safety in the workplace), and Regulatory and Equivalence (for topics relating to the Antitrust and Equivalence).

Moreover, the following activities were carried out:

•	Compliance Day: the Compliance department has organized study days on compliance issues for specific company departments.

•	Human rights: for the Corporate Shared Value function an online product to raise awareness about the respect and promotion of Human Rights was created to protect the vulnerable categories.

•	Antitrust: a blended course, online and in the classroom, has been created with the aim of making employees aware of the correct application of the antitrust regulations in the different operational departments of the Company to ensure the maximum dissemination and awareness of the penalty and compensation risks above all for the departments that carry out sensitive activities.

•	Safety: as regards the obligations involved in the implementation of company prevention and protection measures deriving from current regulations, a series of actions were taken in keeping with previous years aimed at ensuring the protection of all professionals that make use of the workplaces of Telecom Italia. All the employees were involved in the mandatory modules on safety; training was also given for specific knowledge on the average risk and specific risks linked to the role of in-the-field technicians (electrical plants, first aid, fire prevention road signs, load handling, confined spaces and environments, and the operating of mobile elevated work platforms (MEWP).

Knowledge Management

In 2016 the deployment of Telecom Italia’s Knowledge Management Model, which was launched in the early months of 2015 was strengthened and improved.

The model guided the creation of a platform that ensures and supports:

•	capitalization, the transmission and development of people knowledge,

•	research and innovation,

•	competitiveness on the markets.

In particular the model is comprised of a learning matrix, a governance system and a set of social and in-person collaboration tools that allow the mapping and dynamic enhancement of knowledge.

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Moreover, at the same time as the launch of the TIM Academy’s technological platform, a social collaboration area was opened for training courses that allow teachers and participants of the individual courses to share materials, content and conversations on the topics covered in the training.

This space will include interaction with participants external to the company who make up part of the ecosystem of business processes (e.g. retail partners, external contact centres, PhD students, etc.).

Collaboration with universities

The Group has started a new relationship model with leading universities and national and international research centres, which emphasizes the enhancement of talent to transfer innovation to the Company. The goal is to strengthen and accelerate the Group’s ability to innovate while at the same time contributing to the development of young people by offering them the opportunity to gain new skills and experiences.

Initiatives include:

•	collaboration with secondary schools as part of the “School Business Network” project, which was launched in 2009 with the aim of creating a structured relationship with high schools, particularly in order to enhance our internal skills, get in touch with young people across the country and promote the company’s image;

•	financing of scholarships to help young engineering and economics graduates achieve a postgraduate qualification: from 2011 to 2016, 166 doctorate scholarships have been assigned for the development of specific research projects of interest to the company, the subjects of which range from cloud computing to geomarketing, from big data to e-health, from LTE to robotics, including issues related to web law and economics. For the three year period 2017-2019 academic year, another 6 doctoral scholarships are envisaged;

•	collaboration with postgraduate study courses: through 4 Master’s courses closely linked to business, with which a close partnership with great added value was formed:

•	Master in Digital Life and Smart Living and Master in Management, Innovation and Engineering of Services – MAINS, with the Scuola Superiore Sant’Anna di Pisa

•	the Master in Big Data in Business: discovering & leveraging for Value Creation in partnership with Ericsson and Tor Vergata University is entirely dedicated to training new professionals with solid and innovative skills as required by the business;

•	a permanent national and European observatory on issues connected with the transition from school to work and the development of new skills for young people;

•	the sponsorship of the “TIM Chair in Market Innovation”, at Milan’s Bocconi University, as previously described;

•	initiatives to disseminate in the company sources of cutting-edge knowledge on the topic of digital transformation with the purpose of transferring knowledge aimed at supporting digital transformation and evolution, fostering the monitoring of new capabilities through participation and sharing events, think tanks with other companies, meetings with experts, and the dissemination of research on the topic.

Internal communication

The internal communication process undertaken, in line with the constantly evolving reference context, has led to a shift from conventional communication channels towards more innovative forms based on web-centric logic, in order to foster bilateralism and the exchange of ideas and discussion among all members of the corporate community.

The preferred environment (web-centric) chosen to provide formal and informal opportunities for people to meet and listen is confirmed as the company Intranet and portal: fundamental tools for providing information and creating opportunities for open dialogue.

The guiding criterion continues to be engaging people in order to count on their energy, motivation and creativity. And to promote “positive stories” and new styles of storytelling (positive tellers, Archimede project, Values contest).

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The specific communication objectives achieved in the first half of 2016 are as follows:

•	new publishing process defined and structured, establishing a new diffused publishing structure, expanded to include the various areas of the business, planning and drafting of news published on the TIM PEOPLE NET Social Intranet home page;

•	internally managed rebranding process implemented for both Italy and Brazil;

•	the work of positive teller colleagues continued through targeted meetings and specific activities to supplement corporate communication with opportunities for discussion and dissemination of information among colleagues;

•	“Idea Sharing” internal crowdsourcing contest was launched, addressed to all colleagues in Caring Services, Customer Management & Relations, Strategy & Innovation, Wholesale and TILab. The context offers the opportunity to share ideas and have the opportunity to see them realized. The idea judged as the best will be rewarded with the “UT Special Award” for the author and the supporting team. Furthermore, the author of the idea will have an opportunity to take a sabbatical time from his usual activity for the amount of time required to realise it;

•	Smart Corners Project, an initiative to share knowledge. Based on an idea suggested by seven new recruits who took part in the #giocalenergiaXtutti competition, Smart Corners are places where professional knowledge can be exchanged: meeting rooms, auditoriums, open spaces in which colleagues tell other colleagues about business-related matters they feel particularly knowledgeable about. Without the need to travel, thanks to dedicated Smart Corners, topics such as the Internet of Things, Fibre, Public Digital Identity System, Smart Cities, and User Experience are explored, providing an opportunity to learn new skills from expert colleagues and to find synergies between different areas of the Company.

•	Web TV was launched, updated and sporting new graphics, consistent with TIMPEOPLENET. A high quality Web TV, practical and easy to use, even on the move.

Health and Safety

Telecom Italia S.p.A.

During the first half of 2016, the main areas of action in the field of health and safety at work related to planning and developing a series of information and awareness-building initiatives to strengthen safety culture in the Company.

In particular, the contents of a communication campaign were defined that provides for initiatives to reduce accidents, particularly by making improvements aimed at changing individual behaviour and the work process.

Campaigns of targeted measures related to vibrations, noise, electromagnetic fields and micro-climates continue to ensure accurate monitoring of risk control measures.

Also in the first half of 2016, the Company continued to provide safety training to its staff: in this context it implemented safe driving courses for staff who drive company cars.

A programme of “safety moments” continues in the presence of staff from the Health, Safety & Environment department, during which managers and employees deal with issues regarding accidents that have occurred, health monitoring, equipment and PPE , for which possible improvement actions are defined. 60 meetings are planned for 2016, 15 for each local area and involving all the company’s departments and functions.

As regards strengthening awareness of health and safety matters, particularly in the supply chain, 16 checks on principal suppliers were carried out during the first half of 2016.

During the first half of the year, benchmarking activities on health and safety promoted by Telecom Italia with the involvement of the main Italian network companies (Enel, Poste Italiane, Ferrovie dello Stato, Terna, Anas, Autostrade per l’Italia, Vodafone, etc.) continued with regular meetings, in addition to workshops, organised by each company, with the participation of sector experts and institutional entities. In particular, the issues tackled during the first half of the year related to measures for monitoring and reducing accidents at work and specific aspects of health checks.

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Industrial relations

Telecom Italia S.p.A.

The first half of 2016 was characterised by numerous sessions of comparison of ideas and information with the trade union parties, regarding various company departments.

During these meetings, the Company and the trade union representatives identified agreed solutions for the introduction of new work shifts for people working in the Fraud Operations area, which will contribute to manning the service more intensively and fulfilling the needs of the relevant customers.

Significant discussions with the trade union parties also regarded the company departments in charge of supervising the network platforms and services, as well as technical service, to establish hours of operation that were in line with the organisational changes and the desire to offer better services and quality to customers.

More specifically, for the Network department, agreements have been stipulated relating to the shifts of the newly-established “Single Front End”, which concentrated the activities up to that point assured by several territorial units, in just the two poles of Rome and Milan, with the entire baggage of competences having been recovered by means of a structured professional reconversion manoeuvre that guaranteed the re-use of all resources.

Moreover, both nationally and locally, specific agreements have been signed to allow the staff concerned to take a day’s paid leave as an alternative to the payment awarded under their contract for national holidays and patron saint days falling on a Sunday in 2016.

In June, the Company and trade union organisations renewed, in signing a specific protocol, the structure of the Telecom Industrial Relations model, in order to further optimise the discussions in the area of information, consultation and negotiation, both on a national and local level.

In line with the relations model developed over time, aimed at seeking dialogue and a constructive comparison of ideas, the importance of the company office has been confirmed, as the perfect place within which to identify solutions able to accompany the organisational evolution processes, including through a greater involvement of local representatives.

The unitary trade union representatives, recently re-elected, are present in a capillary fashion throughout all regions of Italy; with the new Protocol, the basis is laid to further develop relations on a local level, seeking suitable opportunities for a decentralised discussion in order to better grasp and combine, in respect of the reciprocal roles, the specific needs and opportunities marking the various territorial contexts.

Remuneration policy

The Group remuneration policy is established in such a way as to guarantee the necessary levels of competitiveness of the Company on the employment market. Competitiveness translates into supporting the strategic objectives, pursuing sustainability of results in the long-term and striking a correct balance between the unitary needs of the Group and the differentiation of the various reference markets. The result is a remuneration structure that seeks to guarantee the correct balance between fixed and variable components, both short and long-term, alongside benefit and welfare systems with Total Rewarding in mind.

More specifically, the fixed component reflects the breadth and strategic nature of the position held and is dictated by performance in the reference markets.

The short term variable remuneration (MBO) on the other hand aims to establish a transparent link between pay and the degree of fulfilment of annual targets. To this end, the targets are fixed according to qualitative and quantitative indicators that represent and are consistent with the strategic priorities and business plan, measured according to pre-established and objective criteria. In 2015, the “gate” mechanism was the threshold applied only to the Company’s macro objectives: if the “gate” objective is not achieved, this mechanism prevented the bonus associated with the company’s other macro targets being accrued.

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In 2016, the mechanism’s operation was changed:

•	for the CEO, a failure to achieve the minimum level of the gate objective will result in a 50% cut to the target bonus on which the remaining objective values are calculated;

•	for the Chairman, as of 2016, the gate mechanism is the same as the one applied to the CEO;

•	for all other recipients, the gate will remain a condition for access to bonuses for the company macro objectives only.

The long-term variable component aimed at achieving consistency between the interests of management and those of shareholders, by sharing in the business risk, with positive effects on the 2014-2016 stock option plan, which involved the Chief Executive Officer, the top management and a selection of managers.

With Total Rewarding in mind, the traditional monetary instruments have been combined with non-monetary instruments, including benefits and welfare, financed by moving economic resources from the monetary remuneration components without any change in the total cost to the Company.

When the current CEO, Flavio Cattaneo, was appointed on 30 March 2016, a decision was taken to introduce a new, additional bonus aimed at pursuing the aim of corporate discontinuity and turnaround. The Special Award provides for the CEO and some of the executives selected by him, based on over-performance in some defined economic and financial KPIs, to accrue a bonus consisting of 80% shares and 20% cash.

THE COMMITMENT OF FONDAZIONE TIM

The first half of 2016 was a very important period for FTIM, full of changes and activities. The “Lessons on progress” continued in 2016: a project involving 9 stages (3 in 2015) intended to introduce young people to scientific culture. The idea for this format arose from a desire to create a new way of talking about science in a more accessible way, contrasting the technical explanations of a scientist with the more direct ones of a person far removed from the academic world and able to bring scientific subjects and messages closer to a young target audience. The themes chosen for the lessons are among the most topical, delicate and hotly debated in the scientific and technological field, in particular, the first six of 2016 were the following:

•	“The Robot Society: new friends or ancient slaves?”: the key figures of this lesson were Giorgio Metta, Director of the iCub Facility at the Italian Institute of Technology of Genoa and the singer Elio. The topic discussed was the interaction, in the near future, between humans and robots, the latter increasingly sophisticated in both cognitive and emotional aspects.

•	“Ever better! How genetics continue to improve human life: but at what price?” Giuseppe Novelli, Rector of Tor Vergata University in Rome and geneticist and actress Francesca Reggiani discussed genetics which, after having substantially transformed the approach to simple illnesses, is helping us to understand the heritability of complex diseases. In the immediate future this knowledge will be used to have an impact on public health by personalizing medicine, making it possible to identify individual genetic susceptibilities, creating personalized drugs and providing indications about the most suitable lifestyles.

•	“Will everyone be healthy in the future?”: this lesson features the opinions of Luca Pani, physician specialized in psychiatry, expert in pharmacology and molecular biology, Director General of the General Medicines Agency (AIFA) and Carlo Verdone, director, actor and screenwriter fascinated by medicine. Luca Pani took the public on a journey into the human mind, describing the mechanisms that manage emotions, as well as those that produce obsessions, insomnia, depression and the substances that help us to deal with them.

•	“Emotions and choices: the biological basis of the moral sense. No more excuses for our mistakes”: Pietro Pietrini, Director of the IMT School for Advanced Studies Lucca and professor of clinical biochemistry and molecular biology and the actor Francesco Montanari discussed “moral dilemmas.” In this lesson the biological basis of the moral sense, the link between choices and genetics and the authentic meaning of free will, were explained.

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•	“The drone and the bicycle, moving on levels: will we avoid accidents?” Paolo Santi, scientific researcher at MIT’s Senseable City Lab and head researcher at the Institute of Informatics and Telematics of the National Research Centre (CNR), and Vittorio Brumotti, “extreme” bike trial riding champion, gave their view of what might be the future means of transport, even from the perspective of reducing road accidents.

•	“Stem cells: cures or clones?”: Elena Cattaneo, pharmacologist, biologist and senator of the Italian Republic and Virginia Raffaele, actress, discussed stem cell research, outlining a scenario of its possible evolution in terms of studies and use.

Other projects

Dyslexia 2.0 Digital Solution

At the start of 2016, Fondazione TIM launched the Dyslexia 2.0 Digital Solution project: an innovative integrated digital project for the creation of technological tools in response to specific requirements for dyslexia, accessible to families, teachers, students and paediatricians via a single portal.

Fondazione TIM has been a leader in Dyslexia since 2009, with a multi-year programme which has allowed the creation of screening protocols, IT campuses, digital books and the dissemination of a more inclusive approach in schools.

The project is formed of three initiatives developed by the Fondazione TIM in collaboration with the National Institute of Health, the Bambino Gesù Children’s Hospital and the Italian Dyslexia Association (AID):

•	Smart@pp: through the portal and a special App, developed by the National Institute of Health in collaboration with the Institute of Applied Sciences and Intelligent Systems of the CNR, families will be able to undergo very early screening for communication disorders and it will be possible, by obtaining accurate data, to identify cases of children at risk using standard protocols.

•	Online Dyslexia: children of school age, teenagers and adults will be able, again by accessing the same platform, to undergo an evaluation at a distance prepared by the Bambino Gesù Children’s Hospital, a possible online recovery course for reading difficulties and a final session to assess what has been learnt.

•	Dislessia Amica (“My friend Dyslexia”): in continuity with the actions already carried out in collaboration with AID, special e-learning sessions will be held for teachers and school staff, based on a “standard” protocol prepared with the Italian Ministry of Education, which will involve around 30% of educational institutions.

In addition to the specific issue of dyslexia, Fondazione TIM is heavily committed in the broader context of communication and neurodevelopment disorders. In the first half of 2016 the results of two important projects for autism were presented to the community: “SI DO RE MI”, set up with the ISTI CNR [Information Science and Technology Institute - National Research Council] of Pisa, and Tecnologia fa breccia [Technology Makes Inroads], set up with the “Una breccia nel muro” [An Opening in the Wall] association. Further details on the two projects are set out below.

SI DO RE MI

Autism affects 1 in 150 children in Italy. There are over 6.2 million children currently between the ages of 1 and 12 years old. The number of children interested by the project is therefore estimated to be more than 41,000. The project provides for the development of a system that uses cloud computing to control sound and music generated by the gestures of children affected by autism. The acoustic feedback thus created is intended to emphasise and stimulate interaction with the surrounding world. The data related to children interacting with the system is monitored remotely by specialists to analyse trends in the disorder.

Tecnologia Fa Breccia (Technology Makes Inroads)

Software was created to allow parents to send information relating to the development of their autistic child in a natural environment (home, school, etc) in real time to the supervision centre in order to facilitate and increase communication between families and children affected by autism, therapists and supervisors. Moreover, a set of 80 Apps was created to supplement the therapeutic work done

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every day. The use of the Apps on a tablet increases autistic children’s motivation to learn some skills that are typically in deficit due to the syndrome (communication, social interaction, sphere of interests). The data collected will be analysed and used to refine the therapeutic treatment of individual children, offering them increasingly efficient individualized stimuli.

Furthermore, during the first half of the year, two important projects were completed in the field of education: Curriculum Mapping and I linguaggi della contemporaneità (Contemporary languages).

The Curriculum Mapping project involves the creation of a platform to map curricula: a useful tool to facilitate the sharing of programmes between teachers of the same subject and between schools in the same education network, their supervision by head teachers, the orderly and integrated use of digital educational content by students, as well as the monitoring, updating and adapting of disciplinary planning in real time.

Mapping the curriculum means making the school curriculum and its component parts intelligible, shareable and transparent.

Curriculum Mapping provides a synoptic view of the school’s fundamental educational values, the relevant skills and their application in different cultural contexts and at different levels or grades of education, annual planning for every education year and cycle, the structuring of education units forming the programme. Originating as an innovative approach in the USA, where it is widespread, Curriculum Mapping is combined with the skill-based programme launched in Italian and European schools.

The I linguaggi della contemporaneità (Contemporary languages) project is intended to reinvigorate and update the teaching of contemporary history in secondary schools, moving beyond the combination of text book and classroom lesson to integrate narrative strategies drawn from sources including television, cinema, theatre, photography and literature.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	6/30/2016	of which related parties	12/31/2015 Revised	of which related parties	1/1/2015 Revised	of which related parties
Non-current assets
Intangible assets
Goodwill			4)	29,566		29,383		29,943

Intangible assets with a finite useful life			5)	6,777		6,480		6,827

				36,343		35,863		36,770

Tangible assets			6)
Property, plant and equipment owned				13,211		12,659		12,544

Assets held under finance leases				2,298		2,208		843

				15,509		14,867		13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			7)	39		41		36

Other investments			7)	38		45		43

Non-current financial assets			8)	3,129	601	2,989	549	2,445	374

Miscellaneous receivables and other non-current assets				2,048		1,778		1,614

Deferred tax assets				735		853		1,118

				5,989		5,706		5,256

Total Non-current assets	(a	)		57,841		56,436		55,413

Current assets
Inventories				294		254		313

Trade and miscellaneous receivables and other current assets			9)	5,683	140	5,112	137	5,617	152

Current income tax receivables				69		163		101

Current financial assets			8)
Securities other than investments, financial receivables and other current financial assets				1,330	65	1,840	63	1,611	66

Cash and cash equivalents				2,707	255	3,559	72	4,812	174

				4,037	320	5,399	135	6,423	240

Current assets sub-total				10,083		10,928		12,454

Discontinued operations/Non-current assets held for sale			10)
of a financial nature				—		227		165

of a non-financial nature				—		3,677	23	3,564	19

				—		3,904		3,729

Total Current assets	(b	)		10,083		14,832		16,183

Total Assets	(a+b	)		67,924		71,268		71,596

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Consolidated Statements of Financial Position	76

Equity and Liabilities

(millions of euros)			note	6/30/2016	of which related parties	12/31/2015 Revised	of which related parties	1/1/2015 Revised	of which related parties

Equity			11)
Share capital issued				10,740		10,740		10,723

less: Treasury shares				(90)		(90)		(89)

Share capital				10,650		10,650		10,634

Additional Paid-in capital				1,731		1,731		1,725

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period				6,725		5,173		5,709

Equity attributable to Owners of the Parent				19,106		17,554		18,068

Non-controlling interests				2,221		3,695		3,516

Total Equity	(c	)		21,327		21,249		21,584

Non-current liabilities
Non-current financial liabilities			12)	31,027	1,047	30,518	937	32,325	469

Employee benefits			16)	1,580		1,420		1,056

Deferred tax liabilities				434		323		438

Provisions			17)	569		551		720

Miscellaneous payables and other non-current liabilities				1,207		1,110		697	1

Total Non-current liabilities	(d	)		34,817		33,922		35,236

Current liabilities
Current financial liabilities			12)	4,209	70	6,224	168	4,686	107

Trade and miscellaneous payables and other current liabilities			18)	7,445	204	7,882	217	8,536	213

Current income tax payables				126		110		36

Current liabilities sub-total				11,780		14,216		13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			10)
of a financial nature				—		348		43

of a non-financial nature				—		1,533	16	1,475	16

				—		1,881		1,518

Total Current Liabilities	(e	)		11,780		16,097		14,776

Total Liabilities	(f=d+e	)		46,597		50,019		50,012

Total Equity and Liabilities	(c+f	)		67,924		71,268		71,596

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Consolidated Statements of Financial Position	77

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	1st Half 2016	of which: with related parties	1st Half 2015 Revised	of which: with related parties
Revenues		9,096	164	10,101	234

Other income		107	2	131

Total operating revenues and other income		9,203		10,232

Acquisition of goods and services		(3,783)	(110)	(4,372)	(143)

Employee benefits expenses		(1,551)	(66)	(1,705)	(54)

Other operating expenses		(501)		(888)

Change in inventories		33		58

Internally generated assets		325		314

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		3,726		3,639

of which: impact of non-recurring items	26)	(91)		(399)

Depreciation and amortization		(2,047)		(2,130)

Gains/(losses) on disposals of non-current assets		13		279

Impairment reversals (losses) on non-current assets		(5)		—

Operating profit (loss) (EBIT)		1,687		1,788

of which: impact of non-recurring items	26)	(82)		(122)

Share of losses (profits) of associates and joint ventures accounted for using the equity method		(2)		—

Other income (expenses) from investments		7		4

Finance income	20)	2,012	60	1,581	72

Finance expenses	20)	(2,157)	(67)	(3,063)	(47)

Profit (loss) before tax from continuing operations		1,547		310

of which: impact of non-recurring items	26)	(93)		(139)

Income tax expense		(489)		(195)

Profit (loss) from continuing operations		1,058		115

Profit (loss) from Discontinued operations/Non-current assets held for sale	10)	47	9	330	39

Profit (loss) for the period	21)	1,105		445

of which: impact of non-recurring items	26)	(78)		(111)

Attributable to:
Owners of the Parent		1,018		33

Non-controlling interests		87		412

(euros)		1st Half 2016	1st Half 2015 Revised
Earnings per share:
Earnings per share (Basic)	22)
Ordinary Share		0.05	0.00

Savings Share		0.06	0.00

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		0.05	0.00

Savings Share		0.06	0.00

Earnings per share (Diluted)
Ordinary Share		0.03	0.00

Savings Share		0.04	0.00

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		0.03	0.00

Savings Share		0.04	0.00

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Separate Consolidated Income Statements	78

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 11

(millions of euros)			1st Half 2016	1st Half 2015 Revised
Profit (loss) for the period	(a	)	1,105	445
Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			(118)	56

Income tax effect			32	(15)

	(b	)	(86)	41

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	(86)	41

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			76	(21)

Loss (profit) transferred to the Separate Consolidated Income Statements			(69)	(63)

Income tax effect			(4)	18

	(e	)	3	(66)

Hedging instruments:
Profit (loss) from fair value adjustments			(327)	1,168

Loss (profit) transferred to the Separate Consolidated Income Statements			245	(812)

Income tax effect			(2)	(98)

	(f	)	(84)	258

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			618	(380)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			304	(1)

Income tax effect			—	—

	(g	)	922	(381)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	841	(189)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	755	(148)

Total comprehensive income (loss) for the period	(a+k	)	1,860	297

Attributable to:
Owners of the Parent			1,726	(13)

Non-controlling interests			134	310

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Consolidated Statements of Comprehensive Income	79

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2015 to June 30, 2015

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

Revised for errors					28			(105)	(77)	(38)	(115)

Adjusted Balance at December 31, 2014	10,634	1,725	75	(637)	(322)	(96)	—	6,689	18,068	3,516	21,584

Changes in equity during the period:
Dividends approved								(166)	(166)	(84)	(250)

Total comprehensive income (loss) for the period			(66)	258	(279)	41		33	(13)	310	297

Inwit - effect of sale of the non-controlling interest								253	253	509	762

Convertible bond issue maturing 2022 - equity component								186	186		186

Issue of equity instruments								17	17		17

Other changes								(1)	(1)	(3)	(4)

Balance at June 30, 2015	10,634	1,725	9	(379)	(601)	(55)	—	7,011	18,344	4,248	22,592

Changes from January 1, 2016 to June 30, 2016 Note 11

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333

Revised for errors					46			(102)	(56)	(28)	(84)

Adjusted Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes in equity during the period:
Dividends approved								(166)	(166)	(26)	(192)

Total comprehensive income (loss) for the period			3	(84)	875	(86)		1,018	1,726	134	1,860

Disposal of the Sofora – Telecom Argentina group									—	(1,582)	(1,582)

Issue of equity instruments								3	3		3

Other changes								(11)	(11)		(11)

Balance at June 30, 2016	10,650	1,731	35	(333)	(538)	(173)	—	7,734	19,106	2,221	21,327

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Consolidated Statements of Changes in Equity	80

CONSOLIDATED STATEMENTS OF CASH FLOWS

Consolidated Statements of Cash Flows

(millions of euros)			note	1st Half 2016	1st Half 2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations				1,058	115

Adjustments for:
Depreciation and amortization				2,047	2,130

Impairment losses (reversals) on non-current assets (including investments)				5	4

Net change in deferred tax assets and liabilities				257	3

Losses (gains) realized on disposals of non-current assets (including investments)				(13)	(279)

Share of losses (profits) of associates and joint ventures accounted for using the equity method				2	—

Change in employee benefits				40	19

Change in inventories				(40)	(54)

Change in trade receivables and net amounts due from customers on construction contracts				(130)	(128)

Change in trade payables				(141)	(564)

Net change in current income tax receivables/payables				95	132

Net change in miscellaneous receivables/payables and other assets/liabilities				(687)	390

Cash flows from (used in) operating activities	(a	)		2,493	1,768

Cash flows from investing activities:
Purchase of intangible assets			5)	(709)	(879)

Purchase of tangible assets			6)	(1,397)	(2,251)

Total purchase of intangible and tangible assets on an accrual basis (*)				(2,106)	(3,130)

Change in amounts due for purchases of intangible and tangible assets				(371)	637

Total purchase of intangible and tangible assets on a cash basis				(2,477)	(2,493)

Acquisition of control in subsidiaries or other businesses, net of cash acquired				(6)	—

Acquisitions/disposals of other investments				(3)	(24)

Change in financial receivables and other financial assets				364	(639)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				492	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				29	595

Cash flows from (used in) investing activities	(b	)		(1,601)	(2,561)

Cash flows from financing activities:
Change in current financial liabilities and other				(262)	696

Proceeds from non-current financial liabilities (including current portion)				2,061	3,325

Repayments of non-current financial liabilities (including current portion)				(3,094)	(3,931)

Share capital proceeds/reimbursements (including subsidiaries)				—	186

Dividends paid (*)				(227)	(204)

Changes in ownership interests in consolidated subsidiaries				—	784

Cash flows from (used in) financing activities	(c	)		(1,522)	856

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	10)	(45)	21

Aggregate cash flows	(e=a+b+c+d	)		(675)	84

Net cash and cash equivalents at beginning of the period	(f	)		3,216	4,910

Net foreign exchange differences on net cash and cash equivalents	(g	)		159	(106)

Net cash and cash equivalents at end of the period	(h=e+f+g	)		2,700	4,888

(*) of which related parties
Total purchase of intangible and tangible assets on an accrual basis				63	69

Dividends paid				—	—

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Consolidated Statements of Cash Flows	81

Additional Cash Flow Information

(millions of euros)	1st Half 2016	1st Half 2015 Revised
Income taxes (paid) received	(104)	(33)

Interest expense paid	(1,327)	(1,485)

Interest income received	516	573

Dividends received	7	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2016	1st Half 2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,707	4,752

Bank overdrafts repayable on demand – from continuing operations	(7)	(2)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	138

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,700	4,888

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Consolidated Statements of Cash Flows	82

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2016 have been prepared on a going concern basis (further details are provided in the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy.

In particular, the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2016 have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by that standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2015 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statement of financial position at December 31, 2015 and the separate consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of cash flows, as well as the consolidated statements of changes in equity for the first half of 2015.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2016 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2016 was approved by resolution of the Board of Directors’ meeting held on July 26, 2016.

CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the business model used in Brazil for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact either in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014 and 2013 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above and for the purposes of the Half-Year Financial Report as of June 30, 2016, the Company’s Management decided to revise the comparative financial information as of December 31, 2015 and for the first half of 2015, segment reporting included. In accordance with IAS 1 and IAS 8, the revised consolidated statements of financial position as of January 1, 2015 are also presented.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 1
at June 30, 2016	Form, content and other general information	83

Impacts of correction of errors are detailed below:

Separate Consolidated Income Statements

(millions of euros)	1st Half 2015 Historical (a)	Adjustments (b)	1st Half 2015 Revised (a+b)
Revenues	10,097	4	10,101

Acquisition of goods and services	(4,374)	2	(4,372)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	3,633	6	3,639

Operating profit (loss) (EBIT)	1,782	6	1,788

Finance income	1,579	2	1,581

Profit (loss) before tax from continuing operations	302	8	310

Income tax expense	(193)	(2)	(195)

Profit (loss) from continuing operations	109	6	115

Profit (loss) for the period	439	6	445

Attributable to:
Owners of the Parent	29	4	33

Non-controlling interests	410	2	412

Earnings per share

The correction of errors did not have any impact on the calculation of the Basic and Diluted Earnings Per Share.

Consolidated Statements of Comprehensive Income

(millions of euros)	1st Half 2015 Historical (a)	Adjustments (b)	1st Half 2015 Revised (a+b)
Profit (loss) for the period	439	6	445

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(389)	9	(380)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements	(1)		(1)

Income tax effect	—		—

Total comprehensive income (loss) for the period	282	15	297

Attributable to:
Owners of the Parent	(23)	10	(13)

Non-controlling interests	305	5	310

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 1
at June 30, 2016	Form, content and other general information	84

Consolidated Statements of Financial Position

(millions of euros)	12/31/2015 Historical (a)	Adjustments (b)	12/31/2015 Revised (a+b)	1/1/2015 Historical (a)	Adjustments (b)	1/1/2015 Revised (a+b)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,744	34	1,778	1,571	43	1,614

Current assets
Trade and miscellaneous receivables and other current assets	5,110	2	5,112	5,615	2	5,617

Total Assets	71,232	36	71,268	71,551	45	71,596

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	17,610	(56)	17,554	18,145	(77)	18,068

Non-controlling interests	3,723	(28)	3,695	3,554	(38)	3,516

Total Equity	21,333	(84)	21,249	21,699	(115)	21,584

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,762	120	7,882	8,376	160	8,536

Total Equity and Liabilities	71,232	36	71,268	71,551	45	71,596

The increase in the item “Trade and miscellaneous payables and other current liabilities” was mainly attributable to the higher liability for prepaid traffic not yet used recorded to correct the error resulting from the early recognition of that traffic within revenues. In addition, the related changes in indirect and direct taxes have been taken into account and costs for commissions and associated liabilities have also been recalculated.

Consolidated Statements of Cash Flows

The correction of errors did not have any impact on the “Aggregate cash flows” of the Telecom Italia Group Consolidated Statements of Cash Flows and, in particular, on the “Cash flows from (used in) operating activities”.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 1
at June 30, 2016	Form, content and other general information	85

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the consolidated statements of comprehensive income include the profit or loss for the period as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statements, income and expenses relating to transactions which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impacts on the main intermediate levels have been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil).

The Sofora - Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business) and the units supporting the Domestic sector.

Following the change in Persidera’s business mission, the Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016. See the section “Financial and Operating Highlights of the Business Units of the Telecom Italia Group – Domestic Business Unit” of the Interim Management Report for more details.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 1
at June 30, 2016	Form, content and other general information	86

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 1
at June 30, 2016	Form, content and other general information	87

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The half-year condensed consolidated financial statements at June 30, 2016 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2015 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) as described in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2015.

•	Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and principles of consolidation adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2016 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2015, to which reference should be made, except for:

•	the use of the new standards and interpretations adopted by the Group since January 1, 2016, hereinafter described;

•	the changes required because of the nature of interim financial reporting.

Furthermore, in the half-year condensed consolidated financial statements at June 30, 2016, income taxes for the period of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified as an adjustment to “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2016	Accounting policies	88

USE OF ESTIMATES

The preparation of the half-year condensed consolidated financial statements at June 30, 2016 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2015.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2016

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2016.

•	Amendments to IFRS 11 (Joint Arrangements): Accounting for acquisitions of interests in joint operations

On November 24, 2015, Regulation EC 2015/2173 was issued, applying some minor amendments to IAS 11 (Joint Arrangements) at EU level.

IFRS 11 addresses the accounting for interests in Joint Ventures and Joint Operations. These amendments add new guidance on how to account for the acquisition of an interest in a Joint Operation that constitutes a business (as defined in IFRS 3 - Business Combinations).

These amendments specify the appropriate accounting treatment for such acquisitions.

The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2016.

•	Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

On December 2, 2015, Regulation EC 2015/2231 was issued, applying some minor amendments to IAS 16 (Property, plant and equipment) and IAS 38 (Intangible assets) at EU level.

IAS 16 and IAS 38 both establish the principle of the expected pattern of consumption of the future economic benefits of an asset as the basis for depreciation and amortization.

The amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. For intangible assets, this indication is considered as a relative assumption, that may only be overcome in one of the following circumstances: (i) the right to use an intangible asset is related to the achievement of a set revenue threshold; or (ii) when it can be demonstrated that the generation of the revenues and the use of the economic benefits of the asset are highly correlated.

The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2016.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2016	Accounting policies	89

•	Improvements to the IFRS (2012-2014 cycle)

On December 15, 2015, Regulation EC 2015/2343 was issued, applying several improvements to the IFRS for the 2012-2014 cycle, at EU level. These amendments included:

•	IFRS 5 Non-current assets held for sale and discontinued operations: these amendments relate to changes in the methods of disposal (from held for sale to held for distribution to owners and vice versa);

•	IFRS 7 Financial Instruments - Disclosures: these amendments relate to the disclosure on servicing contracts, in terms of “continuing involvement”, and the applicability of the disclosure provided for by IFRS 7 concerning the offsetting of financial assets and financial liabilities in the interim financial statements;

•	IAS 19 Employee Benefits: this amendment relates to the discount rate (with reference to the market area);

•	IAS 34 Interim Financial Reporting: these amendments specify how the information included in the interim financial statements may be supplemented by other available information contained in other sections of the Interim Report (e.g. the Interim Management Report) through the incorporation by cross-reference.

The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2016.

•	Amendments to IAS 1 (Presentation of Financial Statements) – Disclosure Initiative

On December 18, 2015, Regulation EC 2015/2406 was issued, applying some amendments to IAS 1 (Presentation of Financial Statements - Disclosure Initiative) at EU level.

In particular, the amendments, which are part of a wider initiative to improve the presentation and disclosure of financial statements, include updates in the following areas:

•	materiality: it is clarified that the concept of materiality applies to the financial statements as a whole and that the inclusion of immaterial information can affect the usefulness of the financial reporting;

•	disaggregation and subtotals: it is clarified that the specific items of the separate income statements, the statements of comprehensive income and the statements of financial position can be disaggregated. New requirements for the use of subtotals have also been introduced;

•	structure of the notes: it is clarified that the companies have a certain degree of flexibility regarding the order of presentation of the notes. In establishing this order, the companies must take into account the requirements of understandability and comparability of the financial statements;

•	investments accounted for using the equity method: the Other Comprehensive Income (OCI) relating to investments in associates and joint ventures accounted for using the equity method must be divided in the income statement between reclassifiable and non-reclassifiable.

The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2016.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2016	Accounting policies	90

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB NOT YET IN FORCE

There are no new IFRS adopted by the EU that are not yet in force.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NON YET ENDORSED BY THE EU

At the date of preparation of the accompanying half-year condensed consolidated financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

Mandatory application starting from
Amendments to IAS 12 (Income taxes) – Recognition of Deferred Tax Assets for Unrealized Losses	1/1/2017

Amendments to IAS 7 (Cash flow statement) - Disclosure Initiative	1/1/2017

IFRS 9 (Financial Instruments)	1/1/2018

IFRS 15 (Revenue from Contracts with Customers, including amendments)	1/1/2018

IFRS 16 (Leases)	1/1/2019

Amendments to IFRS 10 (Consolidated Financial Statements) and to IAS 28 (Investments in Associates and Joint Ventures): Sale or contribution of assets between an investor and its associate/joint venture

Deferred application date to be set

Clarification on IFRS 15 (Revenue from Contracts with Customers)	1/1/2018

Amendments to IFRS 2 (Classification and measurement of share-based payment transactions)	1/1/2018

The potential impacts on the consolidated financial statements from application of these amendments are currently being assessed.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2016	Accounting policies	91

NOTE 3

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at June 30, 2016 compared to December 31, 2015 are listed below.

Continuing operations:

Entry/merger of subsidiaries into the scope of consolidation:

Company		Business Unit	Month
Entry:
GESTIONE DUE S.r.l.	New acquisition	Domestic	January 2016
GESTIONE IMMOBILI S.r.l.	New acquisition	Domestic	January 2016
REVI IMMOBILI S.r.l.	New acquisition	Domestic	January 2016
Merger:
TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.	Merged into Olivetti S.p.A.	Domestic	January 2016
EMSA SERVIZI S.p.A.	Merged into Telecom Italia S.p.A.	Domestic	April 2016
OFI CONSULTING S.r.l.	Merged into Telecom Italia S.p.A.	Domestic	April 2016

Discontinued operations/Non-current assets held for sale:

Companies exiting the scope of consolidation, already classified as discontinued operations:

Company			Month
Exit:
MICRO SISTEMAS S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
NORTEL INVERSORA S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
NUCLEO S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
PERSONAL ENVIOS S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
SOFORA TELECOMUNICACIONES S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
TELECOM ARGENTINA S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
TELECOM ARGENTINA USA Inc.	Sold	Sofora – Telecom Argentina Group	March 2016
TELECOM PERSONAL S.A.	Sold	Sofora – Telecom Argentina Group	March 2016

In addition to that noted above, the changes in the scope of consolidation at June 30, 2016 compared to June 30, 2015 are listed below:

Entry/merger of subsidiaries into the scope of consolidation:

Company		Business Unit	Month

Entry:
ALFABOOK S.r.l.	New acquisition	Domestic	July 2015
TIM Caring S.r.l.	New company	Domestic	July 2015
TIM REAL ESTATE S.r.l.	New company	Domestic	November 2015
Merger:
TELECOM ITALIA MEDIA S.p.A.	Merged into Telecom Italia S.p.A.	Domestic	September 2015

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 3
at June 30, 2016	Scope of consolidation	92

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

	6/30/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	26	50	76

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	45	50	95

	12/31/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	26	58	84

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	45	58	103

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	6/30/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	24	58	82

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	43	58	101

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 3
at June 30, 2016	Scope of consolidation	93

NOTE 4

GOODWILL

The breakdown and the changes in Goodwill during the first six months of 2016 were as follows:

(millions of euros)	12/31/2015	Reclassifications	Increase	Decrease	Impairments	Exchange differences	6/30/2016
Domestic	28,447	29	8				28,484

Core Domestic	28,035	29	8				28,072

International Wholesale	412						412

Brazil	907					175	1,082

Media	29	(29)					—

Other Operations	—						—

Total	29,383	—	8	—	—	175	29,566

The following is noted in particular:

•	the reclassification of the amount of goodwill previously allocated to the Media Business Unit of 29 million euros was due to the redefining of the Group’s Business Units as described in the Note “segment reporting”;

•	the increase for the Domestic Business Unit was due to the recognition of the goodwill, of 7.8 million euros, resulting from the acquisition of control (100%) of Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., acquired by INWIT S.p.A. in January 2016 at a price of 8.3 million euros. Provisional goodwill was recognized with respect to these acquisitions, as permitted by IFRS 3.

With regard to the acquisition of the company Alfabook on July 1, 2015, the goodwill provisionally recognized in 2015, amounting to 4 million euros, was confirmed following the completion of the price allocation process required by IFRS 3.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment.

At June 30, 2016, Telecom Italia’s market capitalization was less than the value of its equity. Accordingly, the Group carried out an impairment test for the Core Domestic Cash Generating Unit. This process did not identify any impairment, as the recoverable amount of the CGU estimated was higher than its carrying amount.

With regard to the other Cash Generating Units, at June 30, 2016 no events were identified that could result in significant changes with respect to their recoverable amount determined for the annual financial statements at December 31, 2015, and it was therefore not considered necessary to conduct a new impairment test.

The value used to determine the recoverable amount of the Core Domestic CGU is the value in use. The estimate of the recoverable amount was made using the same methods as the previous annual impairment test at December 2015, by updating the related inputs (earning flows at June 30, 2016, cost of capital, long-term growth rate, and capital expenditure rate). The analytical forecasts of plan cash flows cover the second half of the 2016-2020 period and are based on the 2016 Budget, the 2017-2018 Plan, and the extrapolation of figures for 2019-2020. Moreover, for the appraisal of the value in use, the plan figures were adjusted according to the expected financial flows approach, on the basis of information reasonably available, when pejorative, in order to give higher weight to observable parameters and to information from external sources which are deemed important from the market operator perspective.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 4
at June 30, 2016	Goodwill	94

The cost of capital used to discount the future cash flows in the estimate of the value in use has been determined as follows:

(1)	it has been estimated using the Capital Asset Pricing Model (CAPM) model, which is one of the generally accepted application criteria referred to in IAS 36;

(2)	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk;

(3)	it has been calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below of the weighted average cost of capital (WACC rate) used to discount the future cash flows, the equivalent rate before tax, the growth rate used to estimate the remaining value after the explicit forecast period (g rates) and, lastly, the implicit capitalization rate resulting from the difference between the cost of capital, after tax, and the g rate.

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

WACC	6.6%

WACC before tax	8.8%

Growth rate beyond the explicit period (g)	0.5%

Capitalization rate (WACC-g)	8.3%

Capex/Revenues, % perpetual	19%

The growth rate of the terminal value “g” is within the range of growth rates applied by the analysts who monitor Telecom Italia shares. The level of capital expenditure required to sustain the perpetual generation of cash flows in the period after the explicit forecast period has been taken from the market.

The difference between the value in use and the net carrying amount was in line with the figure indicated in the 2015 financial statements and therefore greater than 4 billion euros.

For the estimate of value in use, simulations were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below of the variables that, when considered individually, are needed to make the recoverable amount of the respective Core Domestic CGU equal to its net carrying amount.

PARAMETERS THAT MAKE THE VALUE IN USE EQUAL TO THE CARRYING AMOUNT

WACC before tax	9.5%

Capitalization rate (WACC-g)	9.0%

Capex/Revenues, % perpetual	22%

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 4
at June 30, 2016	Goodwill	95

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 297 million euros compared to December 31, 2015. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Change in financial leasing contracts	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	6/30/2016
Industrial patents and intellectual property rights	2,070	315	7	(597)	—	—	160	—	286	2,241

Concessions, licenses, trademarks and similar rights	2,829	23		(192)			63		240	2,963

Other intangible assets	83	52		(54)			3		3	87

Work in progress and advance payments	1,498	312				(1)	166	34	(523)	1,486

Total	6,480	702	7	(843)	—	(1)	392	34	6	6,777

Additions in the first six months of 2016 included 147 million euros of internally generated assets (149 million euros in the first six months of 2015).

The changes in financial leasing contracts related entirely to the Brazil Business Unit.

Industrial patents and intellectual property rights at June 30, 2016 essentially consist of applications software purchased outright and user license rights of unlimited duration acquired, and relate to Telecom Italia S.p.A. (1,216 million euros) and the Brazil Business Unit (988 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2016 mainly refer to:

•	the remaining cost of telephone licenses and similar rights (2,126 million euros for Telecom Italia S.p.A., 414 million euros for the Brazil Business Unit), which increased compared to December 31, 2015, mainly due to the activation of the user rights for the L Band (1452-1492 MHz) for terrestrial electronic communications systems, definitively assigned to Telecom Italia S.p.A. in December 2015, following participation in the tender called by the Ministry of Economic Development;

•	Indefeasible Rights of Use - IRU (300 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the company Persidera in the Core Domestic segment (123 million euros).

Other intangible assets with a finite useful life at June 30, 2016 essentially consisted of 73 million euros of capitalized subscriber acquisition costs (SACs) (57 million euros for the Parent and 16 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period.

Work in progress and advance payments decreased, primarily due to the already mentioned activation of the user rights for the L Band frequencies (1452-1492 MHz).

You are reminded that this item includes the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais. Since the assets require a period of more than 12 months to be ready for use, again in the first half of 2016, borrowing costs of 34 million euros were capitalized, as they were directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs is 13.30%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item “Finance expenses - Interest expenses to banks”.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 5
at June 30, 2016	Intangible assets with a finite useful life	96

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 552 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Depreciation		Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	6/30/2016
Land	171	16					2	10	199

Buildings (civil and industrial)	444	79	(24)				3	22	524

Plant and equipment	10,909	771	(1,023)		(7)		360	346	11,356

Manufacturing and distribution equipment	41	4	(8)					2	39

Other	378	18	(74)		(2)		22	44	386

Construction in progress and advance payments	716	377	(5)		(1)		26	(406)	707

Total	12,659	1,265	(1,129	)(5)	(10)		413	18	13,211

Additions in the first six months of 2016 included 178 million euros of internally generated assets (165 million euros in the first six months of 2015).

With regard to the Real Estate Project initiated at the end of 2014, during the first half of 2016 two more properties plus the related land, previously leased under financial leases, were purchased for a total outlay of 114 million euros; the purchase resulted in additions of 77 million euros under the item “Buildings (civil and industrial)” and of 13 million euros under the item “Land”. In addition, the column “Other changes” includes 25 million euros for the reclassification of the remaining value of these properties and the related improvements made from the assets held under finance leases.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 6
at June 30, 2016	Tangible assets (owned and under finance leases)	97

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 90 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Change in financial leasing contracts	Depreciation	Exchange differences	Other changes	6/30/2016
Land under lease	16						16

Buildings (civil and industrial)	1,880	7	32	(62)		(15)	1,842

Plant and equipment	284		18	(8)	57		351

Other	7		66	(5)		1	69

Construction in progress and advance payments	21	9				(10)	20

Total	2,208	16	116	(75)	57	(24)	2,298

The additions consisted of improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to Telecom Italia S.p.A..

With regard to the Real Estate Project, the following took place in the first half of 2016:

(2)	two properties were purchased, considered of strategic importance due to their present or foreseeable use, based on the technological evolution of the network and new ICT services. The column “Other changes” includes a total of 25 million euros for the reclassification of the remaining value of these properties and the related improvements made. Five other properties were already purchased by the company or acquired under finance lease with a purchase clause in 2015;

(3)	the renegotiation and/or conclusion of new contracts was completed for almost 200 real estate leases (around 750 in 2015). Prior to these renegotiations, in accordance with IAS 17 (Leasing), part of these contracts had been classified as operating leases with the consequent recognition of the rent under leasing costs in the income statement. The renegotiation and/or conclusion of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as finance leases, in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at June 30, 2016 of 32 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases.

The item Plant and equipment includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease; the sale of the fourth tranche, which took place during the first half of 2016, resulted in leasebacks amounting to 74 million reais (around 18 million euros).

The item Other includes the effects of the renegotiation of the operating leases for motor vehicles, which resulted in their recognition as finance leases. In same way as described above, this reclassification also resulted in an overall impact on the balance sheet at June 30, 2016 of 66 million euros in terms of higher fixed assets and related payables for financial leases.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 6
at June 30, 2016	Tangible assets (owned and under finance leases)	98

NOTE 7

INVESTMENTS

Investments in associates and joint ventures accounted for using the equity method include:

(millions of euros)	6/30/2016	12/31/2015
Tiglio I	7	8

NordCom	5	4

W.A.Y.	3	3

Other	2	3

Total Associates	17	18

Alfiere	22	23

Total Joint Ventures	22	23

Total investments accounted for using the equity method	39	41

The list of investments accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

(millions of euros)	6/30/2016	12/31/2015
Assicurazioni Generali	2	3

Fin.Priv.	11	19

Northgate Telecom Innovations Partners L.P.	11	9

Other	14	14

Total	38	45

Telecom Italia Group does not hold investments in structured entities.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 7 Investments
at June 30, 2016		99

NOTE 8

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			6/30/2016	12/31/2015
Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments			1	3

Financial receivables for lease contracts			79	70

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,949	2,755

Receivables from employees			46	39

Non-hedging derivatives			44	115

Other financial receivables			10	7

Total non-current financial assets	(a	)	3,129	2,989

Current financial assets
Securities other than investments
Held for trading			138	491

Held-to-maturity			—	—

Available-for-sale			945	997

			1,083	1,488

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			—	—

Receivables from employees			14	14

Financial receivables for lease contracts			33	35

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			121	152

Non-hedging derivatives			77	150

Other short-term financial receivables			2	1

			247	352

Cash and cash equivalents			2,707	3,559

Total current financial assets	(b	)	4,037	5,399

Financial assets relating to Discontinued operations/Non-current assets held for sale	(c	)	—	227

Total non-current and current financial assets	(a+b+c	)	7,166	8,615

Financial receivables for lease contracts refer to:

(5)	Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;

(6)	the portion of rental contracts, with the rendering of accessory services;

(7)	finance leases on rights of use (Brazil Business Unit).

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature refer mainly to the mark-to-market spot valuation component of the hedging derivatives, whereas Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.

Non-hedging derivatives consist of the mark-to-market spot valuation component of the non-hedging derivatives of the Brazil Business Unit and of 55 million euros for the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), which at December 31, 2015 was instead recorded under current financial liabilities (565 million euros). At June 30, 2016, the measurement of the embedded option resulted in the recognition in the income statement of an income of 620 million euros.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 8
at June 30, 2016	Financial assets (non-current and current)	100

Further details are provided in the Note “Derivatives”.

Securities other than investments included in current assets relate to:

(8)	listed securities (945 million euros), classified as available-for-sale due beyond three months. They consist of 259 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 126 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A., 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of 12/3/2012), and 555 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force;

(4)	securities (138 million euros), classified as held-for-trading due beyond three months, relating to the investment made by the Brazil Business Unit in a monetary fund that invests almost entirely in instruments in US dollars.

Cash and cash equivalents decreased by 852 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	6/30/2016	12/31/2015
Liquid assets with banks, financial institutions and post offices	1,789	2,048

Checks, cash and other receivables and deposits for cash flexibility	1	1

Securities other than investments (due within 3 months)	917	1,510

Total	2,707	3,559

The different technical forms used for the investment of liquidity as of June 30, 2016 can be analyzed as follows:

(9)	maturities: all deposits have a maximum maturity date of three months;

(10)	counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America;

(11)	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 916 million euros (1,414 million euros at December 31, 2015) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 8 Financial assets (non-current and current)
at June 30, 2016		101

NOTE 9

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased by 571 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	6/30/2016	12/31/2015
Amounts due on construction contracts	38	42

Trade receivables:
Receivables from customers	2,951	2,893

Receivables from other telecommunications operators	827	767

	3,778	3,660

Miscellaneous receivables and other current assets:
Other receivables	1,006	816

Trade and miscellaneous prepaid expenses	861	594

	1,867	1,410

Total	5,683	5,112

Trade receivables amount to 3,778 million euros (3,660 million euros at December 31, 2015) and are net of the provision for bad debts of 631 million euros (614 million euros at December 31, 2015).

Trade receivables mainly related to Telecom Italia S.p.A. (2,528 million euros) and the Brazil Business Unit (780 million euros). They also included 87 million euros (107 million euros at December 31, 2015) of medium/long-term receivables, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Other receivables amounted to 1,006 million euros (816 million euros at December 31, 2015) and were net of a provision for bad debts of 91 million euros (93 million euros at December 31, 2015). Details are as follows:

(millions of euros)	6/30/2016	12/31/2015
Advances to suppliers	55	24

Receivables from employees	31	24

Tax receivables	307	300

Receivables for grants from the government and public entities	296	233

Sundry receivables	317	235

Total	1,006	816

Tax receivables included, among others, 278 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 13 million euros relating to Telecom Italia S.p.A., partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Italian Legislative Decree 258/2006, converted with amendments by Italian Law 278/2006.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 9
at June 30, 2016	Trade and miscellaneous receivables and other current assets	102

Sundry receivables mainly included:

(2)	receivables from factoring companies totaling 118 million euros, of which 52 million euros from Mediofactoring (an Intesa Sanpaolo group company) and 66 million euros from other factoring companies;

(3)	receivables of Telecom Italia S.p.A. from social security and assistance agencies of 41 million euros;

(4)	miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (44 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rent and maintenance payments, as well as the deferral of costs related to contracts for the activation of telecommunications services. In particular, trade and miscellaneous prepaid expenses included 627 million euros attributable to the Parent Telecom Italia and mainly related to: the deferral of costs connected to the activation of new contracts (385 million euros), building leases (33 million euros), rent and maintenance (82 million euros), insurance premiums (18 million euros).

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 9
at June 30, 2016	Trade and miscellaneous receivables and other current assets	103

NOTE 10

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in Sofora - Telecom Argentina.

The total amount from entire transaction was over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora; The impact in terms of the statement of cash flows (item “Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of”) was 492 million euros;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

•	the overall sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech completed between December 2013 and October 2014; and

•	the amount of 30 million USD generated by making technical support services available to Telecom Argentina group companies, secured by a pledge on debt securities and not yet collected.

— ● —

Telecom Italia Group	Note 10
Half-year Condensed Consolidated Financial Statements	Discontinued operations/Non-current assets
at June 30, 2016	held for sale	104

A summary is provided below of the income statement impacts from the Sofora - Telecom Argentina group and its sale; the figures for the first half of 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for the first half of 2015 have been translated at the related average exchange rate (9.83978 pesos per euro).

(millions of euros)			1/1–3/8 2016	1st Half 2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	1,880

Other income			1	1

Operating expenses			(372)	(1,361)

Gains/(losses) on disposal of non-current assets			—	—

Operating profit (loss) (EBIT)			133	520

Finance income (expenses), net			(42)	(7)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	513

Income tax expense			(32)	(179)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	334

Other minor entries	(b	)		(4)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c=a+b	)	59	330

Income statement effects on the selling entities:
Net gains on disposal			307

Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)

Income tax expense relating to the disposal			(15)

	(d	)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	330

Attributable to:
Owners of the Parent			(3)	48

Non-controlling interests			50	282

The earnings per share from Discontinued operations/Non-current assets held for sale, for the first half of 2016 and the first half of 2015 are shown in the table below:

(euros)	1/1–3/8 2016	1st Half 2015
Earnings per share from Discontinued operations/Non-current assets held for sale
(Basic=Diluted)
Ordinary Share	0.00	0.02

Savings Share	0.00	0.02

— ● —

Telecom Italia Group	Note 10
Half-year Condensed Consolidated Financial Statements	Discontinued operations/Non-current assets
at June 30, 2016	held for sale	105

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

(millions of euros)	1/1–3/8 2016	1st Half 2015
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	130	388

Cash flows from (used in) investing activities	(117)	(541)

Cash flows from (used in) financing activities	(58)	174

Total	(45)	21

Telecom Italia Group	Note 10
Half-year Condensed Consolidated Financial Statements	Discontinued operations/Non-current assets
at June 30, 2016	held for sale	106

NOTE 11

EQUITY

Equity consisted of:

(millions of euros)	6/30/2016	12/31/2015
Equity attributable to owners of the Parent	19,106	17,554

Non-controlling interests	2,221	3,695

Total	21,327	21,249

The breakdown of Equity attributable to Owners of the Parent is provided below:

(millions of euros)		6/30/2016		12/31/2015
Share capital		10,650		10,650

Additional Paid-in capital		1,731		1,731

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		6,725		5,173

Reserve for available-for-sale financial assets	35		32

Reserve for cash flow hedges	(333)		(249)

Reserve for exchange differences on translating foreign operations	(538)		(1,413)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(173)		(87)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the period	7,734		6,890

Total		19,106		17,554

On the basis of the resolution passed by the Shareholders’ Meeting held on May 25, 2016, the loss for the year 2015 reported in the financial statements of the Parent Telecom Italia S.p.A. was covered by using retained earnings (363 million euros) and reserves (93 million euros).

A total of 166 million euros was withdrawn from reserves to pay a preferred dividend to Savings Shareholders of 0.0275 euros for each savings share, gross of withholdings required by law.

Movements in Share Capital during the first half of 2016, amounting to 10,650 million euros, and already net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2015 and June 30, 2016

(number of shares)			at 12/31/2015	Share issues	at 6/30/2016	% of share capital
Ordinary shares issued	(a	)	13,499,911,771	—	13,499,911,771	69.13%

less: treasury shares	(b	)	(163,754,388)	—	(163,754,388)

Ordinary shares outstanding	(c	)	13,336,157,383	—	13,336,157,383

Savings shares issued and outstanding	(d	)	6,027,791,699	—	6,027,791,699	30.87%

Total Telecom Italia S.p.A. shares issued	(a+d	)	19,527,703,470	—	19,527,703,470	100.00%

Total Telecom Italia S.p.A. shares outstanding	(c+d	)	19,363,949,082	—	19,363,949,082

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 11
at June 30, 2016	Equity	107

Reconciliation between the value of shares outstanding at December 31, 2015 and June 30, 2016

(millions of euros)			Share capital at 12/31/2015	Change in share capital	Share capital at 6/30/2016
Ordinary shares issued	(a	)	7,425	—	7,425

less: treasury shares	(b	)	(90)	—	(90)

Ordinary shares outstanding	(c	)	7,335	—	7,335

Savings shares issued and outstanding	(d	)	3,315	—	3,315

Total Telecom Italia S.p.A. shares capital issued	(a+d	)	10,740	—	10,740

Total Telecom Italia S.p.A. shares capital outstanding	(c+d	)	10,650	—	10,650

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 11
at June 30, 2016	Equity	108

NOTE 12

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			6/30/2016	12/31/2015
Financial payables (medium/long-term):
Bonds			18,875	18,081

Convertible bonds			1,817	1,802

Amounts due to banks			5,398	5,778

Other financial payables			338	991

			26,428	26,652

Finance lease liabilities (medium/long-term)			2,391	2,271

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,190	1,595

Non-hedging derivatives			18	—

Other liabilities			—	—

			2,208	1,595

Total non-current financial liabilities(a)			31,027	30,518

Financial payables (short-term):
Bonds			870	2,318

Convertible bonds			1,376	1,363

Amounts due to banks			1,483	1,482

Other financial payables			217	233

			3,946	5,396

Finance lease liabilities (short-term)			167	153

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			77	84

Non-hedging derivatives			19	591

Other liabilities			—	—

			96	675

Total current financial liabilities	(b	)	4,209	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	348

Total Financial liabilities (Gross financial debt)	(a+b+c	)	35,236	37,090

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	109

Gross financial debt according to the original currency of the transaction is as follows:

	6/30/2016		12/31/2015
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,579	6,826	8,463	7,774

GBP	2,003	2,424	2,041	2,781

BRL	6,460	1,813	6,442	1,515

JPY	20,855	183	20,036	153

EURO		23,990		24,519

Total excluding Discontinued Operations		35,236		36,742

Discontinued operations		—		348

Total		35,236		37,090

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	6/30/2016	12/31/2015
Up to 2.5%	5,740	7,165

From 2.5% to 5%	8,204	6,536

From 5% to 7.5%	13,785	14,719

From 7.5% to 10%	3,786	4,542

Over 10%	556	483

Accruals/deferrals, MTM and derivatives	3,165	3,297

Total excluding Discontinued Operations	35,236	36,742

Discontinued operations	—	348

Total	35,236	37,090

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	6/30/2016	12/31/2015
Up to 2.5%	10,672	9,835

From 2.5% to 5%	7,723	6,760

From 5% to 7.5%	10,191	12,617

From 7.5% to 10%	1,396	2,371

Over 10%	2,089	1,862

Accruals/deferrals, MTM and derivatives	3,165	3,297

Total excluding Discontinued Operations	35,236	36,742

Discontinued operations	—	348

Total	35,236	37,090

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	110

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 6/30 of the year:
(millions of euros)	2017	2018	2019	2020	2021	After 2021	Total
Bonds (*)	545	2,738	3,127	719	1,111	12,926	21,166

Loans and other financial liabilities	1,113	537	1,936	1,392	328	952	6,258

Finance lease liabilities	124	101	91	86	86	2,019	2,507

Total	1,782	3,376	5,154	2,197	1,525	15,897	29,931

Current financial liabilities	587	—	—	—	—	—	587

Total	2,369	3,376	5,154	2,197	1,525	15,897	30,518

(*)	With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	6/30/2016	12/31/2015
Non-current portion	18,875	18,081

Current portion	870	2,318

Total carrying amount	19,745	20,399

Fair value adjustment and measurements at amortized cost	(579)	(752)

Total nominal repayment amount	19,166	19,647

Convertible bonds consisted of:

•	the Mandatory Convertible Bond “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”, for 1,300 million euros, issued by Telecom Italia Finance S.A.;

•	the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

•	This item was broken down as follows:

(millions of euros)	6/30/2016	12/31/2015
Non-current portion	1,817	1,802

Current portion	1,376	1,363

Total carrying amount	3,193	3,165

Fair value adjustment and measurements at amortized cost	107	135

Total nominal repayment amount (*)	3,300	3,300

(*)	For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totaled 22,466 million euros and was down 481 million euros compared to December 31, 2015 (22,947 million euros), as a result of the new issues and repayments in the first half of 2016.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	111

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 6/30/16 (%)	Market value at 6/30/16 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	544.6	544.6	7.000%	10/20/11	1/20/17	(a)100.185	103.787	565

Euro	628.2	628.2	4.500%	9/20/12	9/20/17	99.693	105.145	661

GBP	750	907.5	7.375%	5/26/09	12/15/17	99.608	107.585	976

Euro	592.9	592.9	4.750%	5/25/11	5/25/18	99.889	107.990	640

Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	113.275	659

Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	111.767	930

GBP	850	1,028.4	6.375%	6/24/04	6/24/19	98.850	110.548	1,137

Euro	719.5	719.5	4.000%	12/21/12	1/21/20	99.184	109.319	787

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	114.217	625

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	113.646	641

Euro	(b)199.6	199.6	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	200

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	116.911	1,033

Euro	(d)2,000	2,000	1.125%	3/26/15	3/26/22	100	94.828	1,897

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	106.687	1,067

GBP	375	453.7	5.875%	5/19/06	5/19/23	99.622	113.032	513

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	106.773	801

USD	1,500	1,351.1	5.303%	5/30/14	5/30/24	100	100.188	1,354

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	103.464	1,035

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	102.829	689

Subtotal		15.254,8						16,210

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(c)1,300	1,300	6.125%	11/15/13	11/15/16	100	96.979	1,261

Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a)109.646	133.643	1,356

Subtotal		2,315						2,617

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(e)676.6	609.5	6.999%	6/4/08	6/4/18	100	108.443	661

USD	(e)759.7	684.3	7.175%	6/18/09	6/18/19	100	112.150	767

USD	1,000	900.7	6.375%	10/29/03	11/15/33	99.558	99.280	894

USD	1,000	900.7	6.000%	10/6/04	9/30/34	99.081	96.273	867

USD	1,000	900.7	7.200%	7/18/06	7/18/36	99.440	100.435	905

USD	1,000	900.7	7.721%	6/4/08	6/4/38	100	104.063	937

Subtotal		4,896.6						5,031

Total		22,466.4						23,858

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Mandatory Convertible Bond.
(d)	Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares.
(e)	Net of the securities bought back by Telecom Italia S.p.A. on July 20, 2015.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during the first half of 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	112

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Buybacks

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

Medium/long-term amounts due to banks of 5,398 million euros (5,778 million euros at December 31, 2015) decreased by 380 million euros. Short-term amounts due to banks totaled 1,483 million euros (1,482 million euros at December 31, 2015) and included 1,004 million euros of the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables amounted to 338 million euros (991 million euros at December 31, 2015) and decreased by 653 million euros. They included:

•	100 million euros of Telecom Italia S.p.A.’s loan from Cassa Depositi e Prestiti expiring in April 2019;

•	178 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029 and

•	30 million USD (equivalent to 27 million euros) relating to the issuance by Telecom Italia International N.V. of a Note expiring October 2020 in favor of the Fintech group for the implementation of several commercial agreements with Telecom Argentina resulting from the sale of the entire remaining interest held by the Telecom Italia Group in the Sofora - Telecom Argentina group. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as a guarantee for the performance of those agreements by the Fintech group. You are reminded that, following the completion of the aforementioned sale, which took place on March 8, 2016, a note with a value of 600.6 million USD (corresponding to 544 million euros), issued by Telecom Italia International N.V. as a guarantee for the sale, was fully redeemed.

Short-term other financial payables amounted to 217 million euros (233 million euros at December 31, 2015), down 16 million euros. They included 107 million euros of the current portion of the medium/long-term other financial payables, of which 93 million euros relating to the remaining payable from the loan taken out by Telecom Italia S.p.A. with the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016.

Medium/long-term finance lease liabilities totaled 2,391 million euros (2,271 million euros at December 31, 2015) and mainly related to property leases accounted for using the financial method established by IAS 17.

Short-term finance lease liabilities amounted to 167 million euros (153 million euros at December 31, 2015).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,190 million euros (1,595 million euros at December 31, 2015). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 77 million euros (84 million euros at December 31, 2015).

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	113

Non-hedging derivatives classified under non-current financial liabilities totaled 18 million euros (zero at December 31, 2015), while non-hedging derivatives classified under current financial liabilities amounted to 19 million euros (591 million euros at December 31, 2015, of which 565 million euros relating to the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. – “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). These include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT JUNE 30, 2016

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by Telecom Italia S.p.A. (“Telecom Italia”) with the European Investment Bank (“EIB”), at June 30, 2016, the nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, Telecom Italia undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than Telecom Italia S.p.A. – except for the cases when that debt is fully and irrevocably secured by Telecom Italia S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

•	EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,450 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on Telecom Italia’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	114

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of June 30, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2016:

	6/30/2016		12/31/2015
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

Telecom Italia also has access to:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	115

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2016 for 200 million euros, drawn down for the full amount.

TELECOM ITALIA RATING AT JUNE 30, 2016

At June 30, 2016, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2016	Financial liabilities (non-current and current)	116

NOTE 13

NET FINANCIAL DEBT

The following table shows the net financial debt at June 30, 2016 and December 31, 2015, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)			6/30/2016	12/31/2015
Non-current financial liabilities			31,027	30,518

Current financial liabilities			4,209	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	348

Total Gross financial debt	(a	)	35,236	37,090

Non-current financial assets (°)
Non-current financial receivables for lease contract			(79)	(70)

Non-current hedging derivatives			(2,949)	(2,755)

	(b	)	(3,028)	(2,825)

Current financial assets
Securities other than investments			(1,083)	(1,488)

Financial receivables and other current financial assets			(247)	(352)

Cash and cash equivalents			(2,707)	(3,559)

Financial assets relating to Discontinued operations/Non-current assets held for sale			—	(227)

	(c	)	(4,037)	(5,626)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	28,171	28,639

Non-current financial assets (°)
Securities other than investments			(1)	(3)

Other financial receivables and other non-current financial assets			(100)	(161)

	(e	)	(101)	(164)

Net financial debt(*)	(f=d+e	)	28,070	28,475

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(556)	(1,197)

Adjusted net financial debt	(f+g	)	27,514	27,278

(°)	At June 30, 2016 and at December 31, 2015, “Non-current financial assets” (b+e) amounted to 3,129 million euros and 2,989 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions”.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 13
at June 30, 2016	Net financial debt	117

NOTE 14

DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk, to manage interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments in place at June 30, 2016 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), and currency forwards to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following tables present the derivative financial instruments of the Telecom Italia Group at June 30, 2016 and at December 31, 2015, by type:

Type (millions of euros)	Hedged risk	Notional amount at 6/30/2016	Notional amount at 12/31/2015	Spot (*) Mark-to- Market (Clean Price) at 6/30/2016	Spot* Mark- to-Market (Clean Price) at 12/31/2015
Interest rate swaps	Interest rate risk	3,239	2,889	112	35

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	851	851	91	215

Total Fair Value Hedge Derivatives **		4,090	3,740	203	250

Interest rate swaps	Interest rate risk	—	800	—	(8)

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	7,996	8,521	529	889

Forward and FX Options	Currency exchange rate risk	—	455	—	—

Total Cash Flow Hedge Derivatives **		7,996	9,776	529	881

Total Non-Hedge Accounting Derivatives		1,786	2,319	92	(316)

Total Telecom Italia Group Derivatives		13,872	15,835	824	815

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.
**	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

The category “Non-Hedge Accounting Derivatives” also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. amounting to 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 14
at June 30, 2016	Derivatives	118

NOTE 15

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide additional information on the financial instruments, including the table relating to the hierarchy level for each class of financial asset/liability measured at fair value at June 30, 2016.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 15
at June 30, 2016	Supplementary disclosures on financial instruments	119

Fair value hierarchy level for each class of financial asset/liability at 6/30/2016

						Hierarchy Levels
(millions of euros)			IAS 39 Categories	Note	Carrying amount in financial statements at 6/30/2016	Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS
Non-current assets
Other investments			AfS	7)	38	2	11

Securities, financial receivables and other non-current financial assets
of which securities			AfS	8)	1	1

of which hedging derivatives			HD	8)	2,949		2,949

of which non-hedging derivatives			FAHfT	8)	44		44

	(a	)			3,032	3	3,004	—

Current assets
Securities
of which available-for-sale financial assets			AfS	8)	945	945

of which held-for-trading financial assets			FAHfT	8)	138	138

Financial receivables and other current financial assets
of which hedging derivatives			HD	8)	121		121

of which non-hedging derivatives			FAHfT	8)	77		77

	(b	)			1,281	1,083	198	—

Total	(a+b	)			4,313	1,086	3,202	—

LIABILITIES
Non-current liabilities
of which hedging derivatives			HD	12)	2,190		2,190

of which non-hedging derivatives			FLHfT	12)	18		18

	(c	)			2,208	—	2,208	—

Current liabilities
of which hedging derivatives			HD	12)	77		77

of which non-hedging derivatives			FLHfT	12)	19		19

	(d	)			96	—	96	—

Total	(c+d	)			2,304	—	2,304	—

(*)	Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 15
at June 30, 2016	Supplementary disclosures on financial instruments	120

NOTE 16

EMPLOYEE BENEFITS

Employee benefits increased by 177 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)			12/31/2015	Increases/ Present value	Decrease	Exchange differences and other changes	6/30/2016
Provision for employee severance indemnities	(a	)	1,018	128	(8)		1,138

Provision for pension plans			23	2	(1)		24

Provision for termination benefit incentives			413	59	(3)		469

Total other provisions for employee benefits	(b	)	436	61	(4)		493

Total	(a+b	)	1,454	189	(12)		1,631

of which:
non-current portion			1,420				1,580

current portion (*)			34				51

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and increased overall by 120 million euros. The reduction of 8 million euros under “Decreases” refers to indemnities paid during the period to employees who terminated employment or for advances. The increase of 128 million euros in the column “Increases/Present value” consists of the following:

(millions of euros)	1st half 2016	1st half 2015
Current service cost (*)	—	—

Finance expenses	10	10

Net actuarial (gains) losses for the period	118	(56)

Total	128	(46)

Effective return on plan assets	there are no assets servicing the plan

(*)	Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will continue to be used only for the severance indemnity expenses of companies with less than 50 employees.

The net actuarial losses recognized at June 30, 2016, totaling 118 million euros (net actuarial gains of 56 million euros for the first half of 2015), are essentially related to the change in the discount rate down to 1.05% from 2.03% used at December 31, 2015, while the inflation rates used in the individual years remained unchanged.

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

The Provision for termination benefit incentives increased by a total of 56 million euros following the recognition – in the amount of 59 million euros – of the impact from the application of the restructuring plan for management personnel initiated by the Parent and the agreements signed during 2016 by Telecom Italia Information Technology and Olivetti S.p.A. with the Trade Unions, as part of the process of dialog between the parties, aimed at managing surplus personnel, and due to the streamlining processes affecting all the companies operating in the TLC sector.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 16
at June 30, 2016	Employee benefits	121

NOTE 17

PROVISIONS

Provisions decreased by 21 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	12/31/2015	Increase	Taken to income	Used directly	Exchange differences and other changes	6/30/2016
Provision for taxation and tax risks	119	—	(1)	(2)	10	126

Provision for restoration costs	332	4	—	(4)	(1)	331

Provision for legal disputes	472	65	—	(98)	10	449

Provision for commercial risks	15	10	—	(2)	—	23

Provision for risks and charges on investments and corporate-related transactions	40	—	(10)	(1)	—	29

Other provisions	19	2	—	(1)	(2)	18

Total	997	81	(11)	(108)	17	976

of which:
non-current portion	551					569

current portion	446					407

The provision for taxation and tax risks increased by 7 million euros compared to December 31, 2015. The figure at June 30, 2016 mainly refers to companies in the Domestic Business Unit (62 million euros) and companies in the Brazil Business Unit (60 million euros).

The provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets (in particular: batteries, wooden poles and equipment) and for the restoration of the sites used for mobile telephony mainly by companies belonging to the Domestic Business Unit (324 million euros).

The provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.

The figure at June 30, 2016 includes 394 million euros essentially for the Domestic Business Unit and 54 million euros for the Brazil Business Unit. The uses consisted of 40 million euros for the Brazil Business Unit and 58 million euros for the Domestic Business Unit and mainly resulted from settlement agreements reached.

The provision for commercial risks, increased by 8 million euros and was essentially attributable to the companies of the Domestic Business Unit (22 million euros).

The provision for risks and charges on investments and corporate-related transactions decreased by 11 million euros essentially as a result of releases to the income statement.

Other provisions were unchanged compared to the end of 2015.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 17
at June 30, 2016	Provisions	122

NOTE 18

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

This item decreased by 437 million euros compared to December 31, 2015 and was broken down as follows:

(millions of euros)			6/30/2016	12/31/2015
Payables on construction work	(a	)	25	29

Trade payables
Payables to suppliers			3,400	4,000

Payables to other telecommunication operators			374	409

	(b	)	3,774	4,409

Tax payables	(c	)	616	265

Miscellaneous payables and other current liabilities
Payables for employee compensation			426	317

Payables to social security agencies			118	172

Trade and miscellaneous deferred income			829	790

Advances received			23	41

Customer-related items			870	920

Payables for TLC operating fee			15	24

Dividends approved, but not yet paid to shareholders			20	53

Other current liabilities			271	382

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			51	34

Provisions for risks and charges for the current portion expected to be settled within 1 year			407	446

	(d	)	3,030	3,179

Total	(a+b+c+d	)	7,445	7,882

Trade payables amounting to 3,774 million euros (4,409 million euros at December 31, 2015), mainly refer to Telecom Italia S.p.A. (2,223 million euros) and to companies belonging to the Brazil Business Unit (1,014 million euros).

Tax payables refer in particular to Telecom Italia S.p.A. and relate to the VAT payable (372 million euros), the payable for the government concession tax (33 million euros) and the withholding tax payables to the tax authorities as withholding agent (38 million euros). They also included other tax payables of the Brazil Business Unit of 151 million euros.

Within miscellaneous payables and other current liabilities it is noted in particular that:

(4)	trade and miscellaneous deferred income mainly related to the deferral of the revenues from the activation of the telephone service, as well as the deferral of subscription charges, and traffic and interconnection charges of the Parent Telecom Italia S.p.A.;

(5)	customer-related items largely consisted of the advance payments received by the Parent Telecom Italia S.p.A. from its fixed-line telephony customers for deposits made for telephone calls and subscription charges debited in advance;

(6)	other current liabilities mainly related to debt positions of the Parent Telecom Italia S.p.A. primarily for refunds to customers, contribution fees to the government, and fines.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 18
at June 30, 2016	Trade and miscellaneous payables and other current liabilities	123

NOTE 19

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of June, 30 2016, as well as those that came to an end during the period.

The Telecom Italia Group has posted liabilities totalling 393 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2015 Annual Report:

(4)	International tax and regulatory disputes,

(5)	Irregularities concerning transactions for the leasing/rental of assets.

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The Rome Public Prosecutor’s Office has challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted from the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (“carousel fraud”), also in relation to the position of the Telecom Italia Sparkle employees; the hearings of the appeal are, at present, scheduled until December 2016.

Telecom Italia Sparkle is still being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the immediate trial, the Company fully released the provisions for risk in the profit and loss account during 2014 and obtained from the Judicial Authority the release and return of all the sums issued to guarantee any obligations deriving from the application of Legislative Decree 231/2001; the sum of 1,549,000 euros, which corresponds to the maximum fine applicable for the administrative offence, still remains under seizure.

As for risks of a fiscal nature, you are reminded that in February 2014 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. In this respect the Company has filed an appeal to the Provincial Tax Commission in April 2014. The Commission rejected the appeal with a decision filed on May 30, 2016.

The Company, also supported by the opinion of established professionals, believes that there are many solid reasons to challenge the decision and is preparing an appeal to the Regional Tax Commission of Lazio.

For these reasons, and considering the favourable outcome of the associated criminal proceedings, the risk is believed to be only potential, so no provisions were made in the financial statements.

— ● —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2016	Contingent liabilities, other information, commitments and guarantees	124

possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2015 Annual Report:

(12)	Antitrust Case A428,

(13)	Antitrust Case I761,

(14)	VODAFONE,

(5)	COLT TECHNOLOGY SERVICES,

(6)	TELEUNIT,

(7)	EUTELIA and VOICEPLUS,

(8)	POSTE,

(9)	Elinet S.p.A. Bankruptcy,

(10)	Dispute relative to “Adjustments on license fees” for the years 1994-1998,

(11)	Formal Notice of Assessments against Telecom Italia S.p.A.

(12)	Brazil - Opportunity Arbitration,

(13)	Brazil - JVCO Dispute.

WIND (I-761)

With a writ of summons before the Court of Milan, Wind has claimed compensation of 57 million euros for damages arising from alleged anti-competitive conduct censured in the AGCM proceedings I-761 (on corrective maintenance) referring to the period 2012-2015. According to the other party, this conduct delayed and hindered its ability to obtain more favourable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects were allegedly protracted to December 2015. The first hearing is scheduled for the month of September 2016. Telecom Italia will file an appearance challenging the claims made by the other party.

Investigation by the Public Prosecutor’s Office of Monza

The criminal proceedings regarding a number of transactions for the leasing and/or sale of goods are currently pending before the Court of Monza with a first trial hearing scheduled for May 2017.

At the end of the preliminary hearing the judge for the preliminary hearing issued a decree that ordered the judgement for the hypothesis of aggravated fraud and tax crimes against a former employee of the Company.

As part of these proceedings Telecom Italia, which filed a formal complaint against persons unknown in 2011, joined the proceedings as a civil party as the person injured and damaged by the offence.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2016	Contingent liabilities, other information, commitments and guarantees	125

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation for approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The other party, assuming that the unlawful conduct of Telecom Italia is still in course, also proposes to update the claim for damages up to the month of May 2015, recalculating the total to be 662.9 million euros. Telecom Italia filed an appearance, challenging the claims of the other party.

As part of a structured agreement between the Parties, the case was recently settled.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued Telecom Italia, claiming damages quantified as totalling 38 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (KOs and refusals to activate wholesale services); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing took place in May 2016. Telecom Italia filed an appearance challenging the claims of the other party.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and Telecom Italia against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003; with such judgement the administrative judge granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

Telecom has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

In April 2016 Vodafone appealed against the Ministry of Economic Development and Telecom Italia to the Council of State, for non-compliance with the judgement of the Council of States that had already been appealed by Telecom Italia. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigations into the alleged exposure to asbestos of 15 former employees of the company “Ing. C. Olivetti S.p.A.” (now Telecom Italia S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2016	Contingent liabilities, other information, commitments and guarantees	126

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, Telecom Italia assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim for damages against Telecom Italia.

At the outcome of the judgement of first instance, which concluded in July 13, 2016 of the 17 accused natural persons were convicted with penalties ranging from 1 year to 5 years of imprisonment. The defendants were also sentenced to compensate, jointly and severally with the party liable for damages Telecom Italia with an overall sum of approximately 1.9 million euros as a provisional payment in favour of INAIL and 6 heirs who were not part of the proposed settlement. Vice versa a general judgement was imposed to pay compensation for damages to the remaining damaged parties (entities/unions/associations), who must in any case contact the civil court for the quantification of the damages. The reasons for the judgement have not yet been made available.

Irregular sale of handsets to companies in San Marino, Public Prosecutor’s Offices of Forlì and Milan

Despite the initial dismissal of the case by the Public Prosecutor’s Office of Bologna in 2011, in September 2013 the Public Prosecutor’s Office of Forlì filed notice of the conclusion of the investigation on the sale of handsets to companies in San Marino in the years 2007-2009 in which, among others, one employee and three former employees of the Company were investigated.

According to the Forlì prosecutor’s office the facts being investigated would have included the crimes of criminal conspiracy aimed at committing “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences, as well as the offence of “preventing Public Supervisory Authorities from performing their functions”, relative to the communications transmitted to CONSOB.

The same Public Prosecutor’s Office also transmitted the official investigation documents to the Public Prosecutor’s Office at the Court of Milan, deemed to be territorially competent.

It is specified that the same facts were previously the subject of a specific audit and of the so called Greenfield Project, as a result of which the Company took steps to independently regularise some invoices for which the fiscal obligations laid down had not been fully discharged.

The Public Prosecutor’s Office of Milan asked that the investigation be closed, deeming that some of the alleged offences were inexistent and pointing out the statute of limitation for the events dating further back.

In June 2016 the judge in the preliminary investigation (GIP) at the Court of Milan permanently closed the case.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee (“Alienaçao Fiduciaria”) for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group subsidiary) by the merger by incorporation of its controlling company into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount not yet specified and to be paid during the proceedings. After the Arbitration Board had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas Group for compensation for damages.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2016	Contingent liabilities, other information, commitments and guarantees	127

In October 2013, in order to preserve the status quo until the arbitration decision is made, the Court of Arbitration ordered that the guarantee represented by the aforementioned Tim Participações shares could not be enforced and that they would remain in “Alienaçao Fiduciaria” in the custody of Banco Bradesco. The voting rights connected to the Shares are “frozen” and future dividends must be paid into an escrow account.

In December 2013, Docas and JVCO filed their Statement of Claim. In March 2014, the counterclaim by Tim Brasil, Tim Participações and Intelig was filed, and the discovery phase started. In February 2015 the Statements of Defence of all the parties were filed, in view of the examination hearing.

In September 2015 there was an examination hearing in Rio de Janeiro, in which the witnesses were cross-examined and legal and financial experts gave evidence.

In the month of December 2015, the parties filed their final arguments. The TIM group also asked that the JVCO’s application for the appointment of an expert by the Court be rejected.

The statements of costs were filed in January 2016. In June 2016 the Court issued a judgement, with which it rejected the application of Docas and JVCO relating to the adjustment of the exchange ratio for the Intelig merger, as well as the expert’s request to verify alleged offences in the preparation of the financial statements for the merger. Moreover, the Court sentenced Docas and JVCO, in addition to payment of part of the legal costs incurred by TIM, to compensate TIM for part of the losses actually suffered (amounting to over 5.8 million reais, plus interests and penalties) and ruled that TIM was entitled to withhold shares of TIM Participações (in “Alienação Fiduciaria”) as guarantee of these losses, as well as of the potential losses deriving from some specific liabilities identified by the Court (for an overall countervalue of around 169.6 million reais plus interest and penalties). The court ruled that Docas and JVCO were entitled to receive the payment of dividends on shares held as guarantee for the period December 2012— April 10, 2014, plus interest. The Court’s decision is immediately enforceable.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against Telecom Italia, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. In the following October, all the companies entered appearances and filed statements of defence.

Thereafter an Arbitration Board was set up and in May 2016 the first preliminary hearing was held, at which the Terms of Reference were signed. After the hearing, the Court of Arbitration issued a procedural order, accepting the Group’s request on the preliminary examination of the matter of JVCO/Docas’s active entitlement and establishing a provisional schedule for the arbitration. In June 2016 the parties exchanged their briefs and in their defence Telecom Italia, Telecom Italia International, Tim Brasil Serviços, Participações S.A. and Tim Participações S.A. contested the active entitlement of the counterparty and disputed the existence of the abuse of power. In the month of July, the parties filed their responses.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2016	Contingent liabilities, other information, commitments and guarantees	128

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2015 Annual Report:

(14)	Dispute concerning the license fees for 1998,

(15)	VODAFONE (previously TELETU).

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including Telecom Italia) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the trial, the Public Prosecutor asked for Telecom Italia to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for any of the presumed profits of the offences to be confiscated (quantified in the committal proceedings as totalling several million euros), based on the assumption that Telecom Italia had in any event remedied the presumed organisational inadequacies. While acknowledging the notable redimensioning of the accusations, the Company will argue in the trial for the Court to recognise its total non-involvement in the facts at issue.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2016	Contingent liabilities, other information, commitments and guarantees	129

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 10 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,269 million euros, consisted of guarantees for loans received (1,982 million euros) and of performance under outstanding contracts (3,287 million euros).

The guarantees provided by third parties for Telecom Italia S.p.A. obligations include two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 182 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

In March 2014, the Interior Ministry issued a bank guarantee of 26 million euros to Fastweb, as a jointly obliged party with Telecom Italia, following the judgment from the Consiglio di Stato – which suspended the effects, on appeal by Fastweb, of the ruling of the Lazio Administrative Court that had declared the invalidity of the “Master Agreement” for the supply of all the electronic communication services – ordering the issue of a bank guarantee (or other equivalent guarantee) equal to 5% of the financial value of the Agreement. This guarantee covers the potential payment of the amounts that the Consiglio di Stato could award to Fastweb in the appeal proceedings.

The Interior Ministry and Telecom Italia are obliged, jointly, to provide the security (or establish another form of guarantee), on the understanding that the fulfillment of this obligation by one of the parties will exempt the other from having to establish a second identical guarantee and that if the guarantee is enforced against the main obliged party, that party shall retain the possibility of acting by way of recourse against the other party.

Main guarantees for loans at June 30, 2016

Issuer

Amount (millions of euros)(1)
BBVA - Banco Bilbao Vizcaya Argentaria	420

SACE	368

Intesa Sanpaolo	220

Cassa Depositi e Prestiti	158

Barclays Bank	105

Ing	105

Commerzbank	57

Banco Santander	52

Bank of Tokyo - Mitsubishi UFJ	52

(1)	Relative to loans issued by the EIB for the Telecom Italia Broadband Digital Divide, TI Ricerca & Sviluppo Banda Larga, TI Rete Mobile a Banda Larga, and TI RDI for Broadband Services projects.

There are also surety bonds on the telecommunication services in Brazil for 949 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,302 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2016	Contingent liabilities, other information, commitments and guarantees	130

NOTE 20

FINANCE INCOME AND EXPENSES

FINANCE INCOME

Finance income increased by 431 million euros, compared to the first half of 2015, and is broken down as follows:

(millions of euros)		1st Half 2016	1st Half 2015
Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets		—	—

Income from securities other than investments, recorded in Non-current assets		—	1

Income from securities other than investments, recorded in Current assets		8	14

Income other than the above:
Interest income		62	97

Exchange gains		613	691

Income from fair value hedge derivatives		31	58

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		344	370

Income from non-hedging derivatives		6	7

Miscellaneous finance income		25	86

	(a)	1,089	1,324

Positive fair value adjustments to:
Fair value hedge derivatives		77	149

Underlying financial assets and liabilities of fair value hedge derivatives		124	38

Non-hedging derivatives		722	70

	(b)	923	257

Reversal of impairment loss on financial assets other than investments	(c)	—	—

Total	(a+b+c)	2,012	1,581

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2016	Finance income and expenses	131

FINANCE EXPENSES

This item decreased by 906 million euros compared to first half of 2015, and was broken down as follows:

(millions of euros)			1st Half 2016	1st Half 2015
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			566	939

Interest expenses to banks			57	71

Interest expenses to others			122	122

			745	1,132

Commissions			49	68

Exchange losses			382	706

Charges from fair value hedge derivatives			—	8

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			304	299

Charges from non-hedging derivatives			34	43

Miscellaneous finance expenses			113	174

	(a	)	1,627	2,430

Negative fair value adjustments to:
Fair value hedge derivatives			124	40

Underlying financial assets and liabilities of fair value hedge derivatives			75	156

Non-hedging derivatives			331	437

	(b	)	530	633

Impairment losses on financial assets other than investments	(c	)	—	—

Total	(a+b+c	)	2,157	3,063

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2016	Finance income and expenses	132

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			1st Half 2016	1st Half 2015
Exchange gains			613	691

Exchange losses			(382)	(706)

Net exchange gains and losses			231	(15)

Income from fair value hedge derivatives			31	58

Charges from fair value hedge derivatives			—	(8)

Net result from fair value hedge derivatives	(a	)	31	50

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			344	370

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(304)	(299)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	40	71

Income from non-hedging derivatives			6	7

Charges from non-hedging derivatives			(34)	(43)

Net result from non-hedging derivatives	(c	)	(28)	(36)

Net result from derivatives	(a+b+c	)	43	85

Positive fair value adjustments to fair value hedge derivatives			77	149

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			(75)	(156)

Net fair value adjustments	(d	)	2	(7)

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			124	38

Negative fair value adjustments to fair value hedge derivatives			(124)	(40)

Net fair value adjustments	(e	)	—	(2)

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e	)	2	(9)

Positive fair value to non-hedging derivatives	(f	)	722	70

Negative fair value adjustments to non-hedging derivatives	(g	)	(331)	(437)

Net fair value adjustments to non-hedging derivatives	(f+g	)	391	(367)

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016
Note 20
	Finance income and expenses	133

NOTE 21

PROFIT (LOSS) FOR THE PERIOD

Profit for the period increased 660 million euros compared to first half of 2015 and may be broken down as follows:

(millions of euros)	1st Half 2016	1st Half 2015
Profit (loss) for the period	1,105	445

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,021	(15)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(3)	48

Profit (loss) for the period attributable to owners of the Parent	1,018	33

Non-controlling interests:
Profit (loss) from continuing operations	37	130

Profit (loss) from Discontinued operations/Non-current assets held for sale	50	282

Profit (loss) for the period attributable to non-controlling interests	87	412

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016
Note 21
	Profit (loss) for the period	134

NOTE 22

EARNINGS PER SHARE

			1st Half 2016	1st Half 2015
Basic earnings per share
Profit (loss) for the period attributable to owners of the Parent			1,018	33

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	(33)

	(millions of euros	)	952	—

Average number of ordinary and savings shares	(millions	)	21,126	20,913

Basic earnings per share – Ordinary shares	(euros	)	0.05	—

Plus: additional dividends per savings share			0.01	—

Basic earnings per share – Savings shares	(euros	)	0.06	—

Basic earnings per share from continuing operations

Profit (loss) from continuing operations attributable to Owners of the Parent			1,021	(15)

Less: additional dividends for the savings shares			(66)	—

	(millions of euros	)	955	(15)

Average number of ordinary and savings shares	(millions	)	21,126	20,913

Basic earnings per share from continuing operations – Ordinary shares	(euros	)	0.05	—

Plus: additional dividends per savings share			0.01	—

Basic earnings per share from continuing operations – Savings shares	(euros	)	0.06	—

Basic earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	47	330

Average number of ordinary and savings shares	(millions	)	21,126	20,913

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	0.02

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	0.02
			1st Half 2016	1st Half 2015
Average number of ordinary shares			15,098,152,504	14,887,325,076

Average number of savings shares			6,027,791,699	6,026,120,661

Total			21,125,944,203	20,913,445,737

For the calculation of the “Earnings per share - basic”:

(2)	the average number of ordinary shares includes the theoretical number of shares issuable following the conversion of the mandatory convertible bond;
(3)	the average number of ordinary shares does not however include the theoretical number of shares that could be issued for the Special Award, because the procedures for procuring the shares needed to pay the bonus have not been defined.
(4)	The “Profit (loss) for the period attributable to owners of the Parent” and the “Profit (loss) from continuing operations attributable to Owners of the Parent”, include the effects, after tax, from the mandatory convertible bond (+437 million euros in the first half of 2016; -274 million euros in the first half of 2015).

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016
Note 22
	Earnings per share	135

			1st Half 2016	1st Half 2015
Diluted earnings per share
Profit (loss) for the period attributable to owners of the Parent			1,018	33

Dilution effect of stock option plans and convertible bonds			(437)	—

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	(33)

	(millions of euros	)	515	—

Average number of ordinary and savings shares	(millions	)	19,364	20,913

Diluted earnings per share – Ordinary shares	(euros	)	0.03	—

Plus: additional dividends per savings share			0.01	—

Diluted earnings per share – Savings shares	(euros	)	0.04	—

Diluted earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			1,021	(15)

Dilution effect of stock option plans and convertible bonds			(437)	—

Less: additional dividends for the savings shares			(66)	—

	(millions of euros	)	518	(15)

Average number of ordinary and savings shares	(millions	)	19,364	20,913

Diluted earnings per share from continuing operations – Ordinary shares	(euros	)	0.03	—

Plus: additional dividends per savings share			0.01	—

Diluted earnings per share from continuing operations – Savings shares	(euros	)	0.04	—

Diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	47	330

Dilution effect of stock option plans and convertible bonds			—	—

Average number of ordinary and savings shares	(millions	)	19,364	20,913

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	0.02

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	0.02
			1st Half 2016	1st Half 2015
Average number of ordinary shares			13,336,157,383	14,887,325,076

Average number of savings shares			6,027,791,699	6,026,120,661

Total			19,363,949,082	20,913,445,737

For the calculation of the “Earnings per share - diluted”:

(5)	the average number of ordinary shares does not include the theoretical number of shares issuable following the conversion of the mandatory convertible bond;
(6)	moreover, the average number of ordinary shares does not include the theoretical number of shares that could be issued for the Special Award, because the procedures for procuring the shares needed to pay the bonus have not been defined.
(7)	The “Profit (loss) for the period attributable to owners of the Parent” and the “Profit (loss) from continuing operations attributable to Owners of the Parent”, does not include the effects, after tax, from the mandatory convertible bond (+437 million euros in the first half of 2016; the same correction was not made in the first half of 2015, because the measurement of the embedded option resulted in a cost.

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016
Note 22
	Earnings per share	136

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” by Telecom Italia Finance S.A. in November 2013; the issuance of the convertible bond by Telecom Italia S.p.A. in March 2015; the authorizations to increase the share capital in place at June 30, 2016; and the options and rights granted under equity compensation plans, still outstanding at June 30, 2016.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94

Total additional capital increases not yet approved (ordinary shares)		107,800

Capital increases already approved (ordinary shares)
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares) – principal – interest portion	n.a. n.a.	1,300,000 79,625	n.a. n.a.	n.a. n.a.

2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		3,379,625

Total		3,487,425

(*)	Amounts stated for capital increases connected with equity compensation plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive, where applicable, of any premiums.
(**)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016
Note 22
	Earnings per share	137

NOTE 23

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

(1)	Domestic

(2)	Brazil

(3)	Media

(4)	Other Operations

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the Telecom Italia Group 2016–2018 Industrial Plan is the development of 4 Play convergent services through the offer of a rich range of diversified video content, to be realized both in partnership with key content providers and through Tim Vision, the Group’s own platform of services. Within this framework, Persidera plays and will play an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera will come from the development of strategic partnerships between Telecom Italia and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2016–2018 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultra-broadband services in the Consumer segment.

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016
Note 23
	Segment reporting	138

Separate Consolidated Income Statements by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015
Third-party revenues	7,231	7,354	1,857	2,690	—	42	8	15	—	—	9,096	10,101

Intragroup revenues	16	21	1	1	—	—	1	—	(18)	(22)	—	—

Revenues by operating segment	7,247	7,375	1,858	2,691	—	42	9	15	(18)	(22)	9,096	10,101

Other income	98	111	10	11	—	8	1	1	(2)	—	107	131

Total operating revenues and other income	7,345	7,486	1,868	2,702	—	50	10	16	(20)	(22)	9,203	10,232

Acquisition of goods and services	(2,812)	(2,838)	(978)	(1,514)	—	(21)	(5)	(18)	12	19	(3,783)	(4,372)

Employee benefits expenses	(1,384)	(1,494)	(161)	(194)	—	(3)	(7)	(13)	1	(1)	(1,551)	(1,705)

of which: accruals to employee severance indemnities	(1)	—	—	—	—	—	—	—	—	—	(1)	—

Other operating expenses	(276)	(608)	(224)	(272)	—	(6)	(2)	(2)	1	—	(501)	(888)

of which: write-downs and expenses in connection with credit management and provision charges	(162)	(481)	(69)	(77)	—	(5)	—	(1)	—	—	(231)	(564)

Change in inventories	32	39	8	20	—	—	(7)	(1)	—	—	33	58

Internally generated assets	279	261	43	48	—	—	—	—	3	5	325	314

EBITDA	3,184	2,846	556	790	—	20	(11)	(18)	(3)	1	3,726	3,639

Depreciation and amortization	(1,596)	(1,622)	(450)	(497)	—	(11)	—	—	(1)	—	(2,047)	(2,130)

Gains/(losses) on disposals of non-current assets	(2)	(2)	15	281	—	—	—	—	—	—	13	279

Impairment reversals (losses) on non-current assets	(5)	—	—	—	—	—	—	—	—	—	(5)	—

EBIT	1,581	1,222	121	574	—	9	(11)	(18)	(4)	1	1,687	1,788

Share of losses (profits) of associates and joint ventures accounted for using the equity method	(2)	—	—	—	—	—	—	—	—	—	(2)	—

Other income (expenses) from investments											7	4

Finance income											2,012	1,581

Finance expenses											(2,157)	(3,063)

Profit (loss) before tax from continuing operations											1,547	310

Income tax expense											(489)	(195)

Profit (loss) from continuing operations											1,058	115

Profit (loss) from Discontinued operations/Non-current assets held for sale											47	330

Profit (loss) for the period											1,105	445

Attributable to:
Owners of the Parent											1,018	33

Non-controlling interests											87	412

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first half of 2015.

	Domestic
(millions of euros)	1st Half 2016	1st Half 2015
Third-party revenues	7,190	7,354

Intragroup revenues	20	21

Revenues by operating segment	7,210	7,375

Other income	97	111

Total operating revenues and other income	7,307	7,486

Acquisition of goods and services	(2,799)	(2,838)

Employee benefits expenses	(1,382)	(1,494)

of which: accruals to employee severance indemnities	—	—

Other operating expenses	(273)	(608)

of which: write-downs and expenses in connection with credit management and provision charges	(159)	(481)

Change in inventories	32	39

Internally generated assets	279	261

EBITDA	3,164	2,846

Depreciation and amortization	(1,586)	(1,622)

Gains/(losses) on disposals of non-current assets	(2)	(2)

Impairment reversals (losses) on non-current assets	(5)	—

EBIT	1,571	1,222

Share of losses (profits) of associates and joint ventures accounted for using the equity method	(2)	—

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 23
at June 30, 2016	Segment reporting	139

Revenues by operating segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015
Revenues from equipment sales - third party	430	434	118	355	—	—	8	1	—	—	556	790

Revenues from equipment sales - intragroup	—	—	—	—	—	—	1	—	(1)	—	—	—

Total revenues from equipment sales	430	434	118	355	—	—	9	1	(1)	—	556	790

Revenues from services - third party	6,804	6,919	1,739	2,335	—	42	—	14	—	—	8,543	9,310

Revenues from services - intragroup	16	21	1	1	—	—	—	—	(17)	(22)	—	—

Total revenues from services	6,820	6,940	1,740	2,336	—	42	—	14	(17)	(22)	8,543	9,310

Revenues on construction contracts - third party	(3)	1	—	—	—	—	—	—	—	—	(3)	1

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	(3)	1	—	—	—	—	—	—	—	—	(3)	1

Total third-party revenues	7,231	7,354	1,857	2,690	—	42	8	15	—	—	9,096	10,101

Total intragroup revenues	16	21	1	1	—	—	1	—	(18)	(22)	—	—

Total revenues by operating segment	7,247	7,375	1,858	2,691	—	42	9	15	(18)	(22)	9,096	10,101

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first half of 2015.

	Domestic
(millions of euros)	1st Half 2016	1st Half 2015
Revenues from equipment sales - third party	430	434

Revenues from equipment sales - intragroup	—	—

Total revenues from equipment sales	430	434

Revenues from services - third party	6,763	6,919

Revenues from services - intragroup	20	21

Total revenues from services	6,783	6,940

Revenues on construction contracts - third party	(3)	1

Revenues on construction contracts - intragroup	—	—

Total revenues on construction contracts	(3)	1

Total third-party revenues	7,190	7,354

Total intragroup revenues	20	21

Total revenues by operating segment	7,210	7,375

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 23
at June 30, 2016	Segment reporting	140

Purchase of intangible and tangible assets by operating segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015
Purchase of intangible assets	465	554	244	325	—	—	—	—	—	—	709	879

Purchase of tangible assets	1,208	1,635	189	613	—	3	—	—	—	—	1,397	2,251

Total purchase of intangible and tangible assets	1,673	2,189	433	938	—	3	—	—	—	—	2,106	3,130

of which: capital expenditures	1,575	1,506	408	637	—	3	—	—	—	—	1,983	2,146

of which: change in financial leasing contracts	98	683	25	301	—	—	—	—	—	—	123	984

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first half of 2015.

	Domestic
(millions of euros)	1st Half 2016	1st Half 2015
Purchase of intangible assets	465	554

Purchase of tangible assets	1,205	1,635

Total purchase of intangible and tangible assets	1,670	2,189

of which: capital expenditures	1,572	1,506

of which: change in financial leasing contracts	98	683

Headcount by Operating Segment

	Domestic (*)		Brazil		Media		Other Operations		Consolidated Total
(number)	6/30/2016	12/31/2015	6/30/2016	12/31/2015	6/30/2016	12/31/2015	6/30/2016	12/31/2015	6/30/2016	12/31/2015
Headcount (**)	52,622	52,644	12,087	13,042	—	64	143	117	64,852	65,867

(*)	Following the change in its mission, Persidera became part of the Domestic Business Unit as of January 1, 2016; without that change, the headcount of the Domestic Business Unit at the end of the first half of 2016 would have been 52,559.
(**)	The number of personnel at the end of 2015 does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 23
at June 30, 2016	Segment reporting	141

Assets and liabilities by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	6/30/2016	12/31/2015	6/30/2016	12/31/2015	6/30/2016	12/31/2015	6/30/2016	12/31/2015	6/30/2016	12/31/2015	6/30/2016	12/31/2015
Non-current operating assets	46,806	46,366	7,091	5,912	—	238	3	4	—	(12)	53,900	52,508

Current operating assets	4,571	4,234	1,385	1,095	—	37	34	44	(13)	(49)	5,977	5,361

Total operating assets	51,377	50,600	8,476	7,007	—	275	37	48	(13)	(61)	59,877	57,869

Investments accounted for using the equity method	39	41	—	—	—	—	—	—	—	—	39	41

Discontinued operations/Non-current assets held for sale											—	3,904

Unallocated assets											8,008	9,454

Total Assets											67,924	71,268

Total operating liabilities	8,711	8,812	2,002	2,046	—	27	71	82	(15)	(37)	10,769	10,930

Liabilities directly associated with Discontinued operations/Non-current assets held for sale											—	1,881

Unallocated liabilities											35,828	37,208

Equity											21,327	21,249

Total Equity and Liabilities											67,924	71,268

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first half of 2015.

	Domestic
(millions of euros)	6/30/2016	12/31/2015
Non-current operating assets	46,587	46,366

Current operating assets	4,535	4,234

Total operating assets	51,122	50,600

Investments accounted for using the equity method	39	41

Total operating liabilities	8,697	8,812

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			1st Half 2016	1st Half 2015	1st Half 2016	1st Half 2015	06/30/ 2016	12/31/ 2015
Italy	(a	)	7,079	7,247	6,620	6,779	46,355	46,117

Outside Italy	(b	)	2,017	2,854	2,476	3,322	7,545	6,391

Total	(a+b	)	9,096	10,101	9,096	10,101	53,900	52,508

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 23
at June 30, 2016	Segment reporting	142

NOTE 24

RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of Telecom Italia in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of Telecom Italia (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). The sale was completed on March 8, 2016.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	143

The effects on the individual line items of the separate consolidated income statements for the first half of 2016 and 2015 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2016

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Revenues	9,096	2	185			187	(23)	164	1.8

Other income	107		2			2		2	1.9

Acquisition of goods and services	3,783	11	113			124	(14)	110	2.9

Employee benefits expenses	1,551		1	41	24	66		66	4.3

Finance income	2,012		60			60		60	3.0

Finance expenses	2,157		67			67		67	3.1

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2015

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Revenues	10,101	3	326			329	(95)	234	2.3

Acquisition of goods and services	4,372	17	177			194	(51)	143	3.3

Employee benefits expenses	1,705		7	43	9	59	(5)	54	3.2

Finance income	1,581		72			72		72	4.6

Finance expenses	3,063	3	44			47		47	1.5

Profit (loss) from Discontinued operations/Non-current assets held for sale	330	(3)	42			39

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	144

The effects on the individual line items of the consolidated statements of financial position of the Group at June 30, 2016 and at December 31, 2015 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 6/30/2016

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(3,129)	(10)	(591)		(601)		(601)	19.2

Securities other than investments (current assets)	(1,083)		(45)		(45)		(45)	4.2

Financial receivables and other current financial assets	(247)		(20)		(20)		(20)	8.1

Cash and cash equivalents	(2,707)		(255)		(255)		(255)	9.4

Current financial assets	(4,037)		(320)		(320)		(320)	7.9

Non-current financial liabilities	31,027		1,047		1,047		1,047	3.4

Current financial liabilities	4,209		70		70		70	1.7

Total net financial debt	28,070	(10)	206		196		196	0.7

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,683	5	135		140		140	2.5

Trade and miscellaneous payables and other current liabilities	7,445	16	160	28	204		204	2.7

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	145

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2015

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,989)	(7)	(542)		(549)		(549)	18.4

Securities other than investments (current assets)	(1,488)		(47)		(47)		(47)	3.2

Financial receivables and other current financial assets	(352)		(16)		(16)		(16)	4.5

Cash and cash equivalents	(3,559)		(72)		(72)		(72)	2.0

Current financial assets	(5,399)		(135)		(135)		(135)	2.5

Discontinued operations/Non-current assets held for sale of a financial nature	(227)

Non-current financial liabilities	30,518		937		937		937	3.1

Current financial liabilities	6,224		168		168		168	2.7

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	348

Total net financial debt	28,475	(7)	428		421		421	1.5

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,112	2	158		160	(23)	137	2.7

Discontinued operations/Non-current assets held for sale of a non-financial nature	3,677		23		23

Trade and miscellaneous payables and other current liabilities	7,882	32	176	25	233	(16)	217	2.8

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,533	11	5		16

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	146

The effects on the individual line items of the consolidated statements of cash flows for the first half of 2016 and 2015 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2016

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	2,106	63			63		63	3.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2015

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	3,130	69			69		69	2.2

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	147

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2016	1st Half 2015	TYPE OF CONTRACT
Revenues
Italtel group	1	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordCom S.p.A.	1	1	Fixed and mobile voice services, data network connections and outsourced ICT products and services.
Teleleasing S.p.A. (in liquidation)		1	Equipment sale and maintenance services.
Total revenues	2	3
Acquisition of goods and services
Italtel group	9	16	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers.
NordCom S.p.A.		1	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing.
W.A.Y. S.r.l.	1		Supply of geolocation equipment and related technical support services within the Telecom Italia customer offering.
Other minor companies	1
Total acquisition of goods and services	11	17
Finance expenses		3	Interest expenses for equipment lease and finance leases with Teleleasing S.p.A..

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	148

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2016	12/31/2015	TYPE OF CONTRACT
Net financial debt
Non-current financial assets	10	7	Shareholder loans and management fees with Alfiere S.p.A.
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Italtel group	3		Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
W.A.Y. S.r.l.	1		Supply of fixed-line telephony, ICT and mobile services.
Other minor companies	1	2
Total trade and miscellaneous receivables and other current assets	5	2
Trade and miscellaneous payables and other current liabilities
Italtel group	13	28	Supply transactions connected with investment and operations activities.
Movenda S.p.A.		1	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development.
NordCom S.p.A.		1	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing.
W.A.Y. S.r.l.	2	2	Supply of geolocation equipment and related technical support services within the Telecom Italia customer offering.
Other minor companies	1
Total trade and miscellaneous payables and other current liabilities	16	32

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2016	1st Half 2015	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis
Italtel group	63	68	Purchases of telecommunications equipment.
Movenda S.p.A.		1	Information technology services, licenses for GSMA Mobile Connect Application.
Total purchase of intangible and tangible assets on an accrual basis	63	69

At June 30, 2016, Telecom Italia S.p.A. had provided guarantees on behalf of the joint venture Alfiere S.p.A. for a total of 1 million euros.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	149

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS, AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholder agreements according to Article 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the slate where the majority of the Directors nominated have been drawn from.

The most significant amounts are summarized as follows:

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	150

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2016	1st Half 2015	TYPE OF CONTRACT
Revenues
Generali group	25	54	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	34	32	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	3	3	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
RCS group	2		Fixed-line telephony and outsourcing services.
Telefónica group	121	237	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Total revenues	185	326
Other income	2		Generali group damage compensation.
Acquisition of goods and services
CartaSì group		3	Commissions on collections and top-up services for prepaid mobile users.
Generali group	11	13	Insurance premiums and property leases.
Intesa Sanpaolo group	6	5	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	1	1	Credit recovery activities.
RCS group	1		Provision of content and digital publishing services and fees for telephone top-up services.
Telefónica group	91	155	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Vivendi group	3		Purchase of musical digital content (TIM MUSIC) and devising of advertising campaigns.
Total acquisition of goods and services	113	177
Employee benefits expenses	1	7	Generali group insurance related to the work of personnel.
Finance income
Intesa Sanpaolo group	47	59	Bank accounts, deposits and hedging derivatives.
Mediobanca group	10	9	Bank accounts, deposits and hedging derivatives.
Telefónica group	3	4	Finance lease.
Total finance income	60	72
Finance expenses
Intesa Sanpaolo group	54	32	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	13	12	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Total finance expenses	67	44

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	151

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2016	12/31/2015	TYPE OF CONTRACT
Net financial debt
Non-current financial assets
Intesa Sanpaolo group	478	424	Hedging derivatives.
Mediobanca group	57	71	Hedging derivatives.
Telefónica group	56	47	Finance lease.
Total non-current financial assets	591	542
Securities other than investments (current assets)
Intesa Sanpaolo group	9	10	Bonds.
Mediobanca group	18	24	Bonds.
Vivendi group	5		Bonds.
Telefónica group	13	13	Bonds.
Total Securities other than investments (current assets)	45	47
Financial receivables and other current financial assets
Intesa Sanpaolo group	18	14	Hedging derivatives.
Mediobanca group	1	1	Hedging derivatives.
Telefónica group	1	1	Finance lease.
Total financial receivables and other current financial assets	20	16
Cash and cash equivalents
Intesa Sanpaolo group	255	67	Bank accounts and deposits.
Mediobanca group		5	Bank accounts and deposits.
Total cash and cash equivalents	255	72
Non-current financial liabilities
Intesa Sanpaolo group	600	497	Hedging derivatives and loans.
Mediobanca group	447	440	Hedging derivatives, loans and financial payables.
Total non-current financial liabilities	1,047	937
Current financial liabilities
Intesa Sanpaolo group	42	136	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	28	32	Hedging derivatives and financial payables.
Total current financial liabilities	70	168

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	152

(millions of euros)	6/30/2016	12/31/2015	TYPE OF CONTRACT
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	29	28	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	79	64	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group		1	Voice and MPLS data network services and marketing of data devices, sale of equipment for fixed and mobile networks, receivables from Teleleasing sold to the Mediobanca group.
RCS group	1	2	Fixed-line telephony and outsourcing services.
Telefónica group	26	63	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Total trade and miscellaneous receivables and other current assets	135	158
Trade and miscellaneous payables and other current liabilities
Generali group	5	8	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems.
Intesa Sanpaolo group	111	121	Factoring fees, payable resulting from the collection of receivables sold, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	14	7	Credit recovery activities.
Telefónica group	26	37	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling.
Vivendi group	4	3	Purchase of musical digital content (TIM MUSIC).
Total trade and miscellaneous payables and other current liabilities	160	176

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	153

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2016	1st Half 2015	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	6	6
Telemaco	34	35
Other pension funds	1	2
Total employee benefits expenses	41	43

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2016	12/31/2015	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	4
Telemaco	23	21
Other pension funds	1
Trade and miscellaneous payables and other current liabilities	28	25

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	154

REMUNERATION TO KEY MANAGERS

In the first half of 2016, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of key managers amounted to 23.6 million euros (8.8 million euros in the first half of 2015), broken down as follows:

(millions of euros)	1st Half 2016	1st Half 2015
Short-term remuneration	7.6	5.2

Long-term remuneration	0.5

Employment termination benefit incentives	12.5

Share-based payments (*)	3.0	3.6

	23.6	8.8

(*)	These refer to the fair value of the rights, accrued to June 30, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (2014/2016 SOP plan and SOP plans of the South American subsidiaries, and Special Award and deferred MBO plans).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts for the first half of 2016 shown in the table do not include the effects of the reversal of the accruals for the 2014/2016 Stock Option Plan. The related amounts are broken down below:

(millions of euros)	1st Half 2016	1st Half 2015
2014/2016 Stock Option Plan, 2014 verifications – share-based payments	(1.6)	—

In the first half of 2016, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 46,000 euros (65,000 euros in the first half of 2015).

In the first half of 2016, “key managers”, that is those who have the power and responsibility, directly or indirectly, for the planning, management and control of the operations of the Telecom Italia Group, including directors, consisted of:

Directors:
Giuseppe Recchi		Executive Chairman of Telecom Italia S.p.A.
Marco Patuano	(1)	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Flavio Cattaneo	(2)	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
	(3)	General Manager
Managers:
Rodrigo Modesto de Abreu	(4)	Diretor Presidente Tim Participações S.A.
Stefano De Angelis	(5)	Diretor Presidente Tim Participações S.A.
Simone Battiferri		Head of ICT Solutions & Service Platforms
Stefano Ciurli		Head of Wholesale
Antonino Cusimano		Head of Corporate Legal Affairs
Stefano De Angelis	(6)	Head of Consumer & Small Enterprise Market
Mario Di Loreto	(7)	Head of People Value
Francesco Micheli	(8)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(9)	Head of Regulatory Affairs and Equivalence
Giuseppe Roberto Opilio		Head of Technology
Piergiorgio Peluso		Head of Administration, Finance and Control
Paolo Vantellini	(10)	Head of Business Support Office

(1)	to March 21, 2016;
(2)	from March 30, 2016;
(3)	from April 12, 2016;
(4)	to May 10, 2016;
(5)	appointed by the Board of Directors of Tim Participações S.A. on May 11, 2016. The powers of the Diretor Presidente were awarded by the Board of Directors on July 25, 2016;
(6)	to May 11, 2016;
(7)	to May 23, 2016;
(8)	from May 23, 2016 (the responsibility for the former People Value function was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli. The Function was later renamed);
(9)	from March 17, 2016;
(10)	up to April 15, 2016 (from the same date, the responsibility of the function was assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso).

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 24
at June 30, 2016	Related Party Transactions	155

NOTE 25

EQUITY COMPENSATION PLANS

Equity compensation plans in effect at June 30, 2016 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2016.

DESCRIPTION OF STOCK OPTION PLANS

For a description of the:

•	Telecom Italia S.p.A. Top 2014-2016 Stock Option Plan,

•	Tim Participações S.A. 2011-2013 Stock Option Plan, and the

•	Tim Participações S.A. 2014-2016 Stock Option Plan,

already in place at December 31, 2015, see the consolidated financial statements of the Telecom Italia Group at that date.

DESCRIPTION OF OTHER TELECOM ITALIA S.P.A. EQUITY COMPENSATION PLANS

For a description of the equity compensation plans of Telecom Italia S.p.A. listed below and already in place at December 31, 2015, see the consolidated financial statements of the Telecom Italia Group at that date:

•	Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015),

•	MBO 2015 Deferred,

•	2014 Broad-Based Share Ownership Plan.

A description is provided below of the equity compensation plans awarded during the first half of 2016:

•	Special Award 2016 - 2019

The Plan was approved by the Company’s Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016, for the part to be paid in shares.

The beneficiaries of the Plan are the Chief Executive Officer and other managers to be selected by him.

The Plan was awarded to the Chief Executive Officer by the Board of Directors in its meeting of March 30, 2016; at June 30, 2016 no additional beneficiaries had been identified.

The Special Award has three performance conditions, consisting of the over-performance achieved with respect to the Group targets set in the 2016 – 2018 Industrial Plan (for the year 2019 the amounts set in the plan for 2018 will be used):

•	EBITDA (weighting 50%)

•	Opex reduction (weighting 25%)

•	Net financial position (weighting 25%)

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 25
at June 30, 2016	Equity compensation plans	156

With respect to each of the years subject to the incentive, the bonus will consist for its 80% of Telecom Italia ordinary shares (the number of shares will be calculated by dividing 80% of the bonus accrued in the year by the normal value of the shares at the performance verification date) and 20% will be in cash.

The result achieved will be calculated on the same company perimeter and using the accounting, fiscal, tax, economic and financial criteria applicable when the 2016-2018 Strategic Plan was approved, net of non-foreseeable payments resulting from operations prior to March 30, 2016 or from share capital changes affecting the results of the calculation parameters.

Following the board approval of the 2019 annual report and accounts (year 2020), all the annual bonuses accrued for the entire incentive period shall be paid, subject to the ceiling (referring to the entire four-year period and relating to 5.5% of the over-performance) of 55 million euros gross total (of which 40 million euros gross reserved for the Chief Executive Officer, corresponding to 4% of the over-performance).

The bonus actually paid, both for the cash and equity component, will be subject to the clawback mechanisms in force at the time.

The Board of Directors shall have the option to pay the bonus expressed in shares, in whole or in part, by equivalent, based on the normal value of the shares at the time of payment of the bonus.

The actual payment of the Special Award is subject to the position being maintained and the continuation of the employment relationship with the a company of the Telecom Italia Group for the entire incentive period.

The Chief Executive Officer, in the event of termination of the office as a good leaver before the award is made (also as a result of not being appointed as a Board Director when the board is re-elected), shall be paid the annual bonuses already accrued, as well as the Special Award that he would have been entitled to based on a linear projection up to the end of the incentive period of the average results already achieved, or, in his first year of office and in the absence of historical data, based on the results contained in the latest approved quarterly report.

For more details, see the information document prepared according to the format laid down in the Issuer Regulations and available on the website www.telecomitalia.com.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 25
at June 30, 2016	Equity compensation plans	157

NOTE 26

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of non-recurring events and transactions of the first half of 2016 on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006. The non-recurring effects on Equity and Profit (loss) for the period are shown net of tax effects.

(millions of euros)			Equity	Profit (loss) for the period	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	(a	)	21,327	1,105	28,070	(675)

Acquisition of goods and services - Expenses related to agreements and the development of non-recurring projects			—	—	32	(32)

Employee benefits expenses - Expenses related to restructuring and rationalization			(53)	(53)	19	(19)

Other operating expenses - Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers			(11)	(11)	151	(151)

Gains on disposals of non-current assets			6	6	(9)	27

Finance expenses – Other finance expenses related to litigations			(8)	(8)	—	—

Total non-recurring effects(b)			(66)	(66)	193	(175)

Income/(Expenses) relating to Discontinued operations	(c	)	(12)	(12)	(704)	492

Figurative amount – financial statements	(a-b-c	)	21,405	1,183	28,581	(992)

(*)	Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the period.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 26
at June 30, 2016	Significant non-recurring events and transactions	158

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Half 2016	1st Half 2015
Employee benefits expenses:
Expenses related to restructuring and rationalization	(75)	(30)

Other operating expenses:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(16)	(369)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(91)	(399)

Gains (losses) on non-current assets:
Gains on disposals of non-current assets	9	277

Impact on EBIT – Operating profit (loss)	(82)	(122)

Finance expenses:
Interest expenses and miscellaneous finance expenses	(11)	(17)

Impact on profit (loss) before tax from continuing operations	(93)	(139)

Effect on income taxes on non-recurring items	27	28

Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—

Impact on profit (loss) for the period	(78)	(111)

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 26
at June 30, 2016	Significant non-recurring events and transactions	159

NOTE 27

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2016 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Telecom Italia Group	Note 27
Half-year Condensed Consolidated Financial Statements	Positions or transactions resulting
at June 30, 2016	from atypical and/or unusual operations	160

NOTE 28

OTHER INFORMATION

A) EXCHANGE RATES USED TO TRANSLATE THE FINANCIAL STATEMENTS OF FOREIGN OPERATIONS(*)

				Average exchange rates for the period
		Period-end exchange rates (statements of financial position)		(income statements and statements of cash flows)
(local currency against 1 euro)		6/30/2016	12/31/2015	1st Half 2016	1st Half 2015
Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580

CZK	Czech koruna	27.13100	27.02300	27.03985	27.50439

HUF	Hungarian forint	317.06000	315.98000	312.76215	307.40868

CHF	Swiss franc	1.08670	1.08350	1.09582	1.05754

TRY	Turkish lira	3.20600	3.17650	3.25790	2.86259

GBP	Pound sterling	0.82650	0.73395	0.77859	0.73260

RON	Romanian leu	4.52340	4.52400	4.49533	4.44749

North America
USD	U.S. dollar	1.11020	1.08870	1.11572	1.11609

Latin America
VEF	Venezuelan bolivar	14.98770	14.69745	15.02350	13.11080

BOB	Bolivian boliviano	7.67148	7.52292	7.70963	7.71217

PEN	Peruvian nuevo sol	3.65412	3.70833	3.77419	3.45827

ARS	Argentine peso	16.58020	14.09720	15.98614	9.83978

CLP	Chilean peso	735.50000	772.71300	769.03591	693.19708

COP	Colombian peso	3,244.47000	3,456.01000	3,481.92257	2,773.10550

MXN	Mexican peso	20.63470	18.91450	20.15629	16.88979

BRL	Brazilian real	3.56352	4.25116	4.13001	3.31144

PYG	Paraguayan guarani	6,233.43000	6,321.98000	6,359.76716	5,467.45773

UYU	Uruguayan peso	33.84780	32.60440	35.03297	28.63802

Other countries
ILS	Israeli shekel	4.27610	4.24810	4.30633	4.36471

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 28
at June 30, 2016	Other information	161

B) RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	1st Half 2016	1st Half 2015
Research and development costs expensed during the period	25	27

Development costs capitalized	722	676

Total research and development costs (expensed and capitalized)	747	703

Moreover, in the separate consolidated income statements for the first half of 2016, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 332 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Interim Management Report (Sustainability Section) at June 30, 2016.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 28
at June 30, 2016	Other information	162

NOTE 29

EVENTS SUBSEQUENT TO JUNE 30, 2016

TELECOM ITALIA: AGREEMENT SIGNED WITH FEDERMANAGER TO HANDLE THE REDUNDANCY OF 170 MANAGERS

Telecom Italia and Federmanager RSA Dirigenti signed an agreement on July 25, 2016 to handle a total of 170 redundant management personnel, who will leave the company by December 31, 2018. It will primarily involve all those who have accrued or will accrue enough contributions to qualify for any form of pension by the end of 2018, or early retirement based on the Fornero law.

The redundancy plan became necessary to cut costs whilst also ensuring generational change, as part of a process initiated by the company to profoundly re-organize and simplify its structures.

The quality and quantity of managers plays a crucial role in this process, and constitutes the foundation for future actions to enhance and develop internal managerial expertise.

The parties have agreed to start a collective procedure pursuant to Italian Law 223/1991, ensuring secure and uniform financial treatment for all the managers involved.

Moreover, during the period the agreement is in force, the company, as an exemption to the Collective Employment Agreement, will pay an incentive related to the years of service to those managers who have not reached pensionable age but who accept it voluntarily.

In addition, if making up social security payment gaps due to studying for a degree or unifying contribution periods is a condition for accessing the retirement package, the company will make a contribution of up to a maximum of 50 thousand euros.

Whereas, if a manager involved in the plan intends to start a business or freelance activity, a contribution of up to 20 thousand euros will be made to their employee severance indemnity.

With this agreement Telecom Italia and Federmanager RSA have together identified measures that will ease the social impact of the necessary change to staffing levels.

TELECOM ITALIA: STRATEGIC PARTNERSHIP WITH FASTWEB TO SPEED UP THE CREATION OF THE FIBER NETWORK (FTTH) IN 29 CITIES

On July 25, 2016, Telecom Italia and Fastweb entered into a strategic partnership aimed at speeding up the creation of the ultrabroadband infrastructure with FTTH (Fiber to the Home) technology in 29 Italian cities. The partnership involves the establishment of a joint venture with 80% of the capital held by Telecom Italia and 20% by Fastweb.

Specifically, the new company will handle the creation, on behalf of Telecom Italia and Fastweb, and the subsequent rental to them, of a secondary network and the vertical segments up to user homes. The new company’s industrial plan therefore envisages connecting by 2020 around 3 million homes with FTTH technology, which will provide connection speeds of 1 Gigabit per second. The total investment is 1.2 billion euros, which the new company will finance in part with equity and in part with debt. Telecom Italia’s share is already included in the capital expenditure envisaged in the 2016-2018 Industrial Plan.

In addition, under the partnership, over the next 18 months Telecom Italia will buy the infrastructure with FTTH technology from Fastweb that will allow around 650 thousand homes in 6 cities to connect to its network one year earlier than envisaged in the Industrial Plan.

The strategic partnership will enable the two companies to create latest generation, extremely high speed infrastructure more rapidly, while also generating synergies in capital expenditure. Telecom Italia and Fastweb intend to combine their efforts to create the ultrabroadband infrastructure that will allow Italy to achieve the objectives of the European Digital Agenda ahead of the deadline set by the EU.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 29
at June 30, 2016	Events Subsequent to June 30, 2016	163

Telecom Italia and Fastweb will study the possibility of also extending the partnership to other areas of cooperation in order to jointly develop passive infrastructure and technologies for the rapid spread of ultrabroadband.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 29
at June 30, 2016	Events Subsequent to June 30, 2016	164

NOTE 30

LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency. In addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting, if different than the percentage holding of share capital, and which companies hold the investment.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,740,236,909
SUBSIDIARIES CONSOLIDATED LINE-BY-LINE
DOMESTIC BU
4G RETAIL S.r.l. (sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	MILAN (ITALY)	EUR	2,402,241	100.0000		TELECOM ITALIA S.p.A.

ADVANCED CARING CENTER S.r.l. (telemarketing, market research and surveys activities and development)	ROME (ITALY)	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.

ALFABOOK S.r.l. (on-line sale of digital texts)	TURIN (ITALY)	EUR	100,000	100.0000		OLIVETTI S.p.A.

BEIGUA S.r.l. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	51,480	100.0000		PERSIDERA S.p.A.

CD FIBER S.r.l. (former TIM CARING S.r.l.) (design, construction, maintenance and management of network infrastructure services and high-speed electronic communication systems)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

GESTIONE DUE S.r.l. (construction and real estate)	MILAN (ITALY)	EUR	10,000	100.0000		INFRASTRUTTURE WIRELESS ITALIANE S.p.A.

GESTIONE IMMOBILI S.r.l. (construction and real estate)	MILAN (ITALY)	EUR	10,000	100.0000		INFRASTRUTTURE WIRELESS ITALIANE S.p.A.

H.R. SERVICES S.r.l. (personnel training and services)	L’AQUILA (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.

INFRASTRUTTURE WIRELESS ITALIANE S.p.A. (installation and operation of installations and infrastructure for the management and the sale of telecommunications services)	MILAN (ITALY)	EUR	600,000,000	60.0333		TELECOM ITALIA S.p.A.

LAN MED NAUTILUS Ltd (telecommunications services, installation and maintenance of submarine cable systems for managed bandwidth services)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 5.0000		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS BOLIVIA S.R.L. (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	6,850,598	99.9999 0.0001		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,844,866	99.9999 0.0001		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A. (managed bandwidth services)	SANTIAGO (CHILE)	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd

LATIN AMERICAN NAUTILUS COLOMBIA Ltda (managed bandwidth services)	BOGOTA’ (COLOMBIA)	COP	5,246,906,000	99.9999 0.0001		LAN MED NAUTILUS Ltd LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	16,109,788	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PERU)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PUERTO RICO LLC (managed bandwidth services)	SAN JUAN (PUERTO RICO)	USD	50,000	100.0000		LAN MED NAUTILUS Ltd

LATIN AMERICAN NAUTILUS ST. CROIX LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	10,000	100.0000		LAN MED NAUTILUS Ltd

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 30
at June 30, 2016	Companies of the Telecom Italia Group	165

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS USA Inc. (managed bandwidth services)	MIAMI (UNITED STATES)	USD	10,000	100.0000		LAN MED NAUTILUS Ltd

LATIN AMERICAN NAUTILUS VENEZUELA C.A. (managed bandwidth services)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd

MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.

MEDITERRANEAN NAUTILUS BULGARIA EOOD (telecommunications)	SOFIA (BULGARIA)	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd

MEDITERRANEAN NAUTILUS GREECE S.A. (telecommunications)	ATHENS (GREECE)	EUR	368,760	100.0000		LAN MED NAUTILUS Ltd

MEDITERRANEAN NAUTILUS ISRAEL Ltd (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd

MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	YENIBOSNA, ISTANBUL (TURKEY)	TRY	40,600,000	100.0000		LAN MED NAUTILUS Ltd

OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI S.p.A. (production and sale of office equipment and information technology services)	IVREA (TURIN) (ITALY)	EUR	10,000,000	100.0000		TELECOM ITALIA S.p.A.

PERSIDERA S.p.A. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TELECOM ITALIA S.p.A.

REVI IMMOBILI S.r.l. (construction and real estate)	MILAN (ITALY)	EUR	10,000	100.0000		INFRASTRUTTURE WIRELESS ITALIANE S.p.A.

TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l. (planning, design, development and launch of IT services)	ROME (ITALY)	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SAN MARINO S.p.A. (San Marino telecommunications management)	BORGO MAGGIORE (SAN MARINO)	EUR	1,808,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	1,687,124	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE S.p.A. (completion and management of telecommunications services for public and private use)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA TRUST TECHNOLOGIES S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(other operations related to non-classified IT services)	ROME (ITALY)

TELECOM ITALIA VENTURES S.r.l.	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)

TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.

TELEFONIA MOBILE SAMMARINESE S.p.A. (development and management of mobile telecommunications plants and services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELENERGIA S.r.l. (import, export, purchase, sale and trade of electricity)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (production and sale of equipment and systems for crypto telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.

TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIM REAL ESTATE S.r.l. (real estate)	MILAN (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 30
at June 30, 2016	Companies of the Telecom Italia Group	166

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TIMB2 S.r.l.	ROME (ITALY)	EUR	10,000	99.0000		PERSIDERA S.p.A.
(management of television frequency user rights)				1.0000		TELECOM ITALIA S.p.A.

TIS FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI - TELEMEDIA INTERNATIONAL Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services and promotional services)	SÃO PAULO (BRAZIL)	BRL	8,909,639	100.0000		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda

TN FIBER S.r.l. (former TRENTINO NGN S.r.l.) (design, construction, maintenance and supply of optical network access to users in the province of Trento)	TRENTO (ITALY)	EUR	55,918,000	100.0000		TELECOM ITALIA S.p.A.

BRAZIL BU

INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	99.9999		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA S.p.A.

TIM CELULAR S.A. (telecommunications services)	SÃO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	9,913,414,422	66.5819		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(investment holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.

OTHER OPERATIONS

OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and supplies)	NURENBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

OLIVETTI ESPAÑA S.A. (sale and maintenance of office supplies, consultancy and network management)	BARCELONA (SPAIN)	EUR	1,229,309	100.0000		OLIVETTI S.p.A.

OLIVETTI UK Ltd. (sale of office equipment and supplies)	NORTHAMPTON (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.

PURPLE TULIP B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

TELECOM ITALIA CAPITAL S.A. (financial company)	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (investment holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA FINANCE IRELAND Ltd (financial company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA FINANCE S.A. (financial company)	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA INTERNATIONAL N.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (telecommunications and promotional services)	SÃO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.

TIAUDIT COMPLIANCE LATAM S.A.	RIO DE JANEIRO	BRL	1,500,000	69.9996		TELECOM ITALIA S.p.A.
(in liquidation) (internal audit services)	(BRAZIL)			30.0004		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIERRA ARGENTEA S.A. (in liquidation)	BUENOS AIRES	ARS	11,856,773	69.3702		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(ARGENTINA)			30.6298		TELECOM ITALIA S.p.A.

TIESSE S.c.p.A. (installation and assistance for electronic, IT, telematics and telecommunications equipment)	IVREA (TURIN) (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

TIM TANK S.r.l. (fund and securities investments)	MILAN (ITALY)	EUR	16,600,000	100.0000		TELECOM ITALIA S.p.A.

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 30
at June 30, 2016	Companies of the Telecom Italia Group	167

Company name	Head office	Currency	Share capital	% Ownership		% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD
ALFIERE S.p.A. (*) (real estate management)	ROME (ITALY)	EUR	9,250,000	50.0000			TELECOM ITALIA S.p.A.

AREE URBANE S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	100,000	32.6200			TELECOM ITALIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l. (insurance brokerage)	MILAN (ITALY)	EUR	100,000	20.0000			TELECOM ITALIA S.p.A.

BALTEA S.r.l. (in bankruptcy) (production and sale of office products and telecommunications IT services)	IVREA (TURIN) (ITALY)	EUR	100,000	49.0000			OLIVETTI S.p.A.

CLOUDESIRE.COM S.r.l. (design of a marketplace platform for the sale of software-as-a-service applications)	PISA (ITALY)	EUR	10,857	(	**)		TELECOM ITALIA VENTURES S.r.l.

CONSORZIO ANTENNA COLBUCCARO (installation, management and maintenance of metal pylons complete with workstations for device recovery)	ASCOLI PICENO	EUR	200,000	20.0000			PERSIDERA S.p.A.

CONSORZIO E O (in liquidation) (training services)	ROME (ITALY)	EUR	30,987	50.0000			TELECOM ITALIA S.p.A.

DONO PER...S.C.A.R.L. (collection and distribution of funds for charitable purposes or for financing of political parties or political or social movements)	ROME (ITALY)	EUR	30,000	33.3333			TELECOM ITALIA S.p.A.

ECO4CLOUD S.r.l. (development, production and sale of innovative products or services with high technological value)	RENDE (COSENZA) (ITALY)	EUR	19,532	(	**)		TELECOM ITALIA VENTURES S.r.l.

ITALTEL GROUP S.p.A. (investment holding company)	SETTIMO MILANESE (MILAN) (ITALY)	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.

ITALTEL S.p.A. (telecommunications systems)	SETTIMO MILANESE (MILAN) (ITALY)	EUR	2,000,000	(	**)		TELECOM ITALIA S.p.A.

MOVENDA S.p.A. (creation of technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998			TELECOM ITALIA FINANCE S.A.

NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000			TELECOM ITALIA S.p.A.

OILPROJECT S.r.l. (training)	MILAN (ITALY)	EUR	13,556	(	**)		TELECOM ITALIA VENTURES S.r.l.

PEDIUS S.r.l. (implementation of specialized telecommunications applications, telecommunications services over telephone connections, VOIP services)	ROME (ITALY)	EUR	137	(	**)		TELECOM ITALIA VENTURES S.r.l.

TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	47.8019			TELECOM ITALIA S.p.A.

TIGLIO II S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700			TELECOM ITALIA S.p.A.

W.A.Y. S.r.l. (development and sale of geolocation products and systems for security and logistics)	TURIN (ITALY)	EUR	136,383	39.9999			OLIVETTI S.p.A.

WIMAN S.r.l. (development, management and implementation of platforms for social-based Wi-Fi authentication)	MATTINATA (FOGGIA) (ITALY)	EUR	19,275	(	**)		TELECOM ITALIA VENTURES S.r.l.

(*)	Joint Venture.
(**)	Associate over which Telecom Italia S.p.A., directly or indirectly, exercises significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements	Note 30
at June 30, 2016	Companies of the Telecom Italia Group	168

CERTIFICATION OF THE HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2016 PURSUANT TO ARTICLE 81-TER OF THE CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS.

•	We, the undersigned, Giuseppe Recchi, as chairman, Flavio Cattaneo, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2016.

•	Telecom Italia has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

•	The undersigned also certify that:

¡	half-year Condensed Consolidated Financial Statements at June 30, 2016:

o	are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy also with reference to the measures enacted for the implementation of Article 9 of Italian Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

•	provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

–	the interim management report contains a reliable analysis of important events which took place during the first six months of 2016 and their impact on the half-year condensed consolidated financial statements at June 30, 2016, together with a description of the main risks and uncertainties for the remaining six months of 2016. The interim management report also contains a reliable analysis of information concerning significant related party transactions.

July 26, 2016

Chairman	Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports

signed	signed	signed
(Giuseppe Recchi)	(Flavio Cattaneo)	(Piergiorgio Peluso)

OPINION PWC

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2016	Certification of the consolidated financial statements	169

USEFUL INFORMATION

Free copies of this report, can be obtained by:

Calling	Free Number 800.020.220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) providing information and assistance to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can view the Half-Year financial Report at June 30, 2016 by visiting the website telecomitalia.com/Bilanci-Relazioni.

They can also obtain information about Telecom Italia at the following URL: www.telecomitalia.com and information about its products and services at the following URL: www.tim.it

Investor Relations	+39 02 8595 1 +39 02 85954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA

Registered Office Via G. Negri n. 1 - Milan

Headquarters and Secondary Office in Corso d’Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 10,740,236,908.50 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010

Interim Management Report
at June 30, 2016	Alternative Performance Measures	170

REVIEW REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the shareholders of

Telecom Italia SpA

Foreword

We have reviewed the accompanying consolidated condensed interim financial statements of Telecom Italia SpA and its subsidiaries (“Telecom Italia Group”) as of and for the six-month period ended 30 June 2016, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders’ equity, the statement of cash flows and related explanatory notes. The directors of Telecom Italia SpA are responsible for the preparation of the consolidated condensed interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review.

Scope of review

We conducted our work in accordance with the criteria for a review recommended by the National Commission for Companies and Stock Exchange (CONSOB) in Resolution No. 10867 of 31 July 1997. A review of consolidated condensed interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated condensed interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements of Telecom Italia Group as of and for the six-month period ended 30 June 2016 are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Emphasis of matter

Without modifying our conclusions, we draw attention of the explanatory note 1 of the financial statements, regarding the restatement of some comparative amounts as at 31 December 2015 and for the six-month period ended 30 June 2015, respect to the amounts previously disclosed, as well as to the presentation of the consolidated statement of financial position as at 1 January 2015.

Milan, 10 August 2016

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Via Grazioli 73 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Verona 37135 Via Francia 21/C Tel. 0458263001- Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 03, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager